As filed with the Securities and Exchange Commission on July 29, 2021

Securities Act File No. 333-236451

1940 Act File No. 811-23509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. __	[ ]
Post-Effective Amendment No. 2	[X]
and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 5	[X]

Hamilton Lane Private Assets Fund
(Exact Name of Registrant as Specified in Charter)

110 Washington St, Ste. 1300

Conshohocken, PA 19428

(Address of Principal Executive Offices)

610-617-5724

(Registrant’s Telephone Number)

Frederick W. Shaw

110 Washington St, Ste. 1300

Conshohocken, PA 19428

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [  ]

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box [X]

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box [  ]

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box [  ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box [  ]

It is proposed that this filing will become effective (check appropriate box):

[  ] when declared effective pursuant to section 8(c)

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X] immediately upon filing pursuant to paragraph (b)

[  ] on (date) pursuant to paragraph (b)

[ ] 60 days after filing pursuant to paragraph (a)

[  ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ___________.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____________.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____________.

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[  ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

[  ] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[  ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[  ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[  ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[  ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[  ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	PROPOSED AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Shares	50,000,000	$10.00	$500,000,000	$64,900.00

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2)	Previously paid.

PROSPECTUS

Hamilton Lane Private Assets Fund

Class R Shares

Class I Shares

Class D Shares

Hamilton Lane Private Assets Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund’s primary investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. The Fund may gain access to private assets through a number of different approaches including: (i) direct investments in the equity or debt of a company; (ii) primary subscriptions to closed-end private funds, including without limitation, funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private assets; (iv) investments in listed private equity companies, funds or other vehicles; and (v) programmatic investment relationships with asset managers outside of their commingled private funds. The Fund cannot guarantee that it will meet its investment objective. Investing in the Fund involves a high degree of risk. See “GENERAL RISKS,” “INVESTMENT RELATED RISKS,” “BUSINESS AND STRUCTURE RELATED RISKS,” “MANAGEMENT RELATED RISKS,” and “LIMITS OF RISKS DISCLOSURE” beginning on page 22.

	Class R Shares	Class I Shares	Class D Shares	Total
Public Offering Price(1)	Current Net Asset Value	Current Net Asset Value	Current Net Asset Value	$500,000,000
Sales Load(2)	3.50%	None	None	$500,000,000
Proceeds to the Fund (Before Expenses)(3)	Current Net Asset Value, less applicable Sales Charge	Current Net Asset Value	Current Net Asset Value	Up to $500,000,000

(1)	UMB Distribution Services, LLC acts as the principal underwriter of the Fund’s Shares on a best-efforts basis. Generally, the stated minimum investment by an investor in the Fund is $50,000 with respect to Class R Shares, $1,000,000 with respect to Class I Shares and $50,000 with respect to Class D Shares, which stated minimums may be reduced for certain investors.

(2)	Investments in Class R Shares of the Fund are sold subject to a sales charge of up to 3.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase shares of the Fund.

(3)	Assumes all shares currently registered are sold in the offering. Shares will be offered in a continuous offering at the Fund’s then current net asset value, plus any applicable sales load, as described herein. The Fund has incurred offering costs of approximately $257,087. The Fund’s offering costs, whether borne by Hamilton Lane Advisors, L.L.C. (the “Adviser”) or the Fund, are being capitalized and amortized over the 12-month period beginning on the Commencement of Operations (as defined below). The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “FUND EXPENSES.”

This prospectus (the “Prospectus”) applies to the offering of three separate classes of shares of beneficial interests (“Shares”) in the Fund, designated as Class R Shares, Class I Shares and Class D Shares. The Fund’s Shares are generally offered on the first business day of each month at the net asset value per Share on that day. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares. This Prospectus is not an offer to sell Shares and is not soliciting an offer to buy Shares in any state or jurisdiction where such offer or sale is not permitted. Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “ELIGIBLE INVESTORS.”

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the amended and restated agreement and declaration of trust of the Fund (the “Agreement and Declaration of Trust”). A copy of the Agreement and Declaration of Trust is attached as Appendix A to this Prospectus.

Shares are speculative and illiquid securities involving substantial risk of loss.

●	Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.

●	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Agreement and Declaration of Trust. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder’s option nor will they be exchangeable for Shares or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares.

●	Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

There are risks associated with the Fund’s distribution sources.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Limited Prior History. The Fund has a limited operating history and the shares have no history of public trading.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 29, 2021, has been filed with the Securities Exchange Commission (“SEC”). You can request a copy of the SAI and annual and semi-annual reports of the Fund without charge by writing to the Fund, c/o UMB Fund Services at 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 882-8212. The SAI is incorporated by reference into this Prospectus in its entirety. You can obtain the SAI, and other information about the Fund, on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

As permitted by SEC regulations, paper copies of the Fund’s shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you hold shares at the Fund’s transfer agent, you may elect to receive shareholder reports and other communications from the Fund electronically by contacting the Fund, c/o UMB Fund Services at 235 West Galena Street, Milwaukee, WI 53212, or by calling toll-free at 1 (888) 882-8212. If you own your shares through a financial intermediary (such as a broker-dealer or bank), you must contact your financial intermediary. You may elect to receive all future reports in paper free of charge.

You can inform the Fund or your financial intermediary, as applicable, that you wish to receive paper copies of your shareholder reports by contacting them directly. Your election to receive reports in paper will apply to the Fund and all funds held through your financial intermediary, as applicable.

THE FUND’S PRINCIPAL UNDERWRITER IS UMB Distribution Services, LLC.

The date of this Prospectus is July 29, 2021

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the SAI, and the Agreement and Declaration of Trust.

The Fund

The Fund is a newly organized Delaware statutory trust that is registered under the Investment Company Act as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware trust on February 7, 2020.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund commenced operations on January 4, 2021 (“Commencement of Operations”) following the reorganization of the Hamilton Lane Evergreen Private Fund LP (the “Predecessor Fund”) with and into the Fund, which was effective as of the close of business on December 31, 2020. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund. At the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.

The Fund offers three separate classes of shares of beneficial interest (“Shares”) designated as Class R Shares, Class I Shares and Class D Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has received an exemptive order from the SEC with respect to the Fund’s multi-class structure.

Investment Objective and Strategies

The Fund’s investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally.

The Fund’s investments (the “Fund Investments”) include direct investments in the equity or debt of a company (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”). Fund Investments also include primary subscriptions to closed-end private funds, including, without limitation, funds-of-funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”). More traditional private markets funds are typically structured as closed-end private funds. These funds generally raise a set amount of capital and then terminate at a set future date. The life of a closed-end fund is generally 10-12 years, with the possibility of extensions. Open-end private funds do not have a specific term and allow periodic purchases and repurchases. In addition, Fund Investments include secondary purchases of Portfolio Funds managed by Portfolio Fund Managers and other private assets (together, “Secondary Investments”) and investments in listed private equity companies, funds or other vehicles (“Listed PE Investments”). Fund Investments also include programmatic investment relationships with asset managers outside of their commingled private funds (“Opportunistic Investments”). As opposed to multiple individual investments, programmatic investment relationships create an infrastructure for the Fund to build a portfolio of investments through underlying funds organized and managed by third-party asset managers that are managed similarly to the third party asset managers’ main investment funds, but may provide the Fund with rights, including but not limited to the right to opt-out of investments that could be problematic from a timing or diversification perspective. The Fund may gain such exposure through a direct investment in the targeted investment entity or indirectly special purpose vehicles managed by the Adviser, any of its affiliates or third parties, although investments in Adviser-managed investment vehicles will be greatly limited or prohibited due to Investment Company Act requirements. The Fund may make investments through wholly-owned subsidiaries. Such subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any subsidiaries.

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets”. For purposes of this policy, private assets include Direct Investments (except for publicly listed private equity investments), Portfolio Funds, Secondary Investments, and Opportunistic Investments.

The Fund intends to hold an amount of liquid assets consistent with prudent liquidity management. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in liquid investments, including cash or cash equivalents, for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.

The Adviser aims to use its perspective on the future prospects of various private markets strategies, geographies and transaction types and to match them with attractive investment opportunities in order to achieve the investment objectives of the Fund.

The Adviser seeks to build a broad portfolio of private assets within the Fund. The focus on Direct Investments, Secondary Investments, Listed PE Investments and Opportunistic Investments seeks to limit the exposure of the Fund to uncalled commitments and to shorten the duration of expected cash flows relative to a traditional portfolio consisting predominantly of primary fund investments. This portfolio construction approach is designed to maintain a relatively high level of exposure to private assets while still maintaining liquidity for limited investor redemptions.

Investments in private assets can follow a variety of strategies including, without limitation, equity investments in which a mature company is acquired from current shareholders (“Buyouts”), equity investments in early stage or other high growth potential companies (“Venture/Growth Equity”), and investments in the debt of performing companies or companies in need of restructuring.

The Fund may seek to hedge all or a portion of the Fund’s foreign currency risk. Depending on market conditions and the views of the Adviser, the Fund may or may not hedge all or a portion of its currency exposures. See “INVESTMENT PROCESS OVERVIEW.”

To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by investors, the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in cash or cash equivalents for extended periods of time. To the extent permitted by the Investment Company Act, the Fund may borrow for investment purposes.

There can be no assurance that the investment objective of the Fund will be achieved or that the Fund’s portfolio design and risk monitoring strategies will be successful. See “INVESTMENT POLICIES.”

Risk Factors

An investment in the Fund involves substantial risks and special considerations. A discussion of the risks associated with an investment in the Fund can be found under “GENERAL RISKS,” “INVESTMENT RELATED RISKS,” “BUSINESS AND STRUCTURE RELATED RISKS,” “MANAGEMENT RELATED RISKS,” and “LIMITS OF RISKS DISCLOSURE.”

Management	The Fund’s Board of Trustees (the “Board”) has overall responsibility for the management and supervision of the business operations of the Fund. See “MANAGEMENT OF THE FUND—The Board of Trustees.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser.

The Adviser	Pursuant to an investment management agreement (the “Investment Management Agreement”), Hamilton Lane Advisors, L.L.C., an investment adviser that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (the “Adviser”). The Adviser was organized as a limited liability company under the Laws of the Commonwealth of Pennsylvania on May 12, 1998.

Fund Administration

The Fund has retained UMB Fund Services, Inc.(the “Administrator”) to provide it with certain administrative services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See “Fees and Expenses” below.

Fees and Expenses

The Fund’s expenses incurred and to be incurred in connection with the initial offering of Shares will be amortized by the Fund over the 12-month period beginning on the Commencement of Operations and are not expected to exceed $257,087. The Fund also bears directly certain ongoing offering costs associated with any periodic offers of Shares, which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.

On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “FUND EXPENSES.”

Investment Management Fee. The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the Advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a quarterly Investment Management Fee equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “INVESTMENT MANAGEMENT FEE.”

Incentive Fee. The Adviser is also entitled to receive an additional amount that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (the “Incentive Fee”).

The Incentive Fee shall be calculated in respect of each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (each, an “ Applicable Investment”) (i.e., on a deal-by-deal basis), whether or not such investments are made through any intermediate vehicle.

The Incentive Fee in respect of each Applicable Investment shall be calculated as follows:

(i)	First, 100% of all proceeds (including both cash and non-cash proceeds) from such Applicable Investment received by the Fund (“Relevant Proceeds”) shall be retained by the Fund until it has received Relevant Proceeds equal to:

(a)	the acquisition cost of such Applicable Investment; plus

(b)	an amount equal to the Preferred Return Rate, compounded annually, on the amounts originally invested by the Fund in such Applicable Investment, calculated from the time (or times) the Fund contributed capital in respect of such Applicable Investment until the Fund received Relevant Proceeds in respect of such Applicable Investment equal to this paragraph (i), taking into account the timing of the relevant cash flows;

(ii)	Second, the Adviser will be entitled to amounts equal to 100% of further Relevant Proceeds received by the Fund with respect to such Applicable Investment until such time as the Adviser has received 12.50% multiplied by the sum of (x) the preferred return described in paragraph (i)(b) above and (y) the amounts distributed to the Adviser under this paragraph; and

(iii)	Third, an additional amount equal to 12.50% multiplied by further Relevant Proceeds with respect to such Applicable Investment will be distributed to the Adviser and the remainder of further Relevant Proceeds with respect to such Applicable Investment shall be retained by the Fund.

For purposes of the foregoing, (A) the “ Preferred Return Rate” equals (x) 8% per annum in respect of any Direct Equity Investment, Secondary Investment, Opportunistic Investment or Listed PE Investment and (y) 6% per annum in respect of any Direct Credit Investment, (B) all amounts “retained” by the Fund shall be available for immediate use by the Fund for payment of expenses, reinvestment or any other valid Fund purpose, and need not be held by the Fund as cash or in any other form for any length of time, but rather the Fund is free to use such amounts in any manner, (C) a single Secondary Investment may be comprised of a portfolio of underlying assets acquired in a single transaction or a series of related transactions as determined by the Adviser in its reasonable discretion, and assets acquired as part of a single secondary transaction may be treated as one or more separate Secondary Investments, and (D) the contributions to and distributions from an applicable investment will be based on the actual currency in which such amounts are made and will not reflect any hedging.

No Incentive Fee will be payable in respect of any Investments of the Fund in Primary Fund Investments, currency hedging transactions or cash equivalents. See “INCENTIVE FEE.”

Administration Fee. The Administrator provides the Fund certain administration and accounting services. In consideration for these services, the Administrator is paid a annual fee calculated based upon the average net asset value of the Fund, subject to a minimum annual fee (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses and pays the Administrator a fee for transfer agency and custodian services. See “ADMINISTRATION.”

The Fund has received exemptive relief from the SEC that allows the Fund, subject to certain conditions, to adopt a Distribution and Service Plan with respect to Class R Shares and Class D Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 0.70% on an annualized basis of the aggregate net assets of the Fund attributable to Class R Shares and up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class D Shares (together, the “Distribution and Servicing Fee”) to the Fund’s Distributor or other qualified recipients under the Distribution and Service Plan. The Distribution and Servicing Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Distribution and Servicing Fee only, the value of the Fund’s assets is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Class I Shares are not subject to the Distribution and Servicing Fee. See “DISTRIBUTION AND SERVICE PLAN”.

Distributions	Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be mailed to Shareholders. See “Taxes” below.

Eligible Investors	Each prospective investor in the Fund is required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as a “qualified client” and an “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor.

In addition, Shares are generally being offered only to investors that are either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares are required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212. See “CERTAIN TAX CONSIDERATIONS—Taxation of Non-U.S. Shareholders.”

To the extent the Fund identifies any Shareholder holding Shares that was not an Eligible Investor at the time of acquiring such Shares, the Fund reserves the right to (i) cause a mandatory redemption of all or some of the Shares of such Shareholder, or any person acquiring Shares from or through such Shareholder, (ii) retain any unrealized gains or profits associated with Shares held by such Shareholder and/or (iii) take any other action the Board determines to be appropriate in light of the circumstances.

Purchasing Shares	The minimum initial investment in the Fund for Class R Shares is $50,000, the minimum initial investment for Class I Shares is $1,000,000 and the minimum initial investment for Class D Shares is $50,000, except for additional purchases pursuant to the dividend reinvestment plan. However, the Fund, in its sole discretion, may accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $10,000 and incremental contributions are not less than $1,000.

Shares are generally offered for purchase as of the first business day of each month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Investments in Class R Shares of the Fund are sold subject to a sales charge of up to 3.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase shares of the Fund.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending any closing, funds received from prospective investors will be placed in an account with UMB Bank, the Fund’s transfer agent (the “Transfer Agent”). On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Additional information regarding the subscription process is set forth under “PURCHASING SHARES.”

The Fund commenced operations on January 4, 2021. The purchase price of Shares is based on the net asset value per Share as of the date such Shares are purchased. Fractions of Shares will be issued to one one-thousandth of a Share.

Dividend Reinvestment Plan	The Fund has adopted an “opt out” dividend reinvestment plan (the “DRIP”). Investors that wish to participate in the DRIP will not be required to take any action. A participating investor’s distribution amount will purchase Shares at the net asset value of the Fund. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s subscription agreement or by notifying the Administrator in writing at Hamilton Lane Private Assets Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Administrator 60 days prior to the record date of the distribution or the Shareholder will receive such distribution in shares through the DRIP.

Repurchases of Shares	The Fund is not a liquid investment. No Shareholder will have the right to require the Fund to redeem its Shares. The Fund from time to time may offer to repurchase Shares pursuant to written tenders by the Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets generally quarterly on or about each December 31, March 31, June 30 and September 30.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors.

Under certain circumstances, the Board may offer to repurchase Shares at a discount to their prevailing net asset value. In addition, the Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares. See “REPURCHASES OF SHARES.”

A Shareholder who tenders some but not all of its Shares for repurchase is required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. See “REPURCHASES OF SHARES.”

Transfer Restrictions	A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Such notice of a proposed transfer of Shares must also be accompanied by properly completed subscription documents in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “TRANSFERS OF SHARES.”

Taxes	The Fund intends to elect to be treated as a regulated investment company (“RIC”) for U.S. federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. It is anticipated that the Fund will principally recognize capital gains and dividends and therefore dividends paid to Shareholders in respect of such income generally will be taxable to Shareholders at the reduced rates of U.S. federal income tax that are applicable to individuals for “qualified dividends” and long-term capital gains.

For a discussion of certain tax risks and considerations relating to an investment in the Fund see “Tax Reports” below and “CERTAIN TAX CONSIDERATIONS.”

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local, U.S. and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax Reports	The Fund will distribute to its Shareholders, after the end of each calendar year, IRS Forms 1099-DIV detailing the amounts includible in such investor’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares pursuant to the DRIP.

Reports to Shareholders

Shareholders will receive an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be sent reports regarding the Fund’s operations each quarter. See “REPORTS TO SHAREHOLDERS.”

Fiscal and Tax Year

The Fund’s first fiscal period concluded on March 31, 2021. Thereafter, the Fund’s fiscal year will be the 12-month period ending on March 31. The Fund’s first taxable year will conclude on September 30, 2021. Thereafter, the Fund’s taxable year will be the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Agreement and Declaration of Trust.

SUMMARY OF FUND EXPENSES

The following table  illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER FEES	Class R Shares	Class I Shares	Class D Shares
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)(3)
Investment Management Fee(4)	1.59%	1.59%	1.59%
Incentive Fee(5)	0.67%	0.67%	0.67%
Distribution and Servicing Fees(6)	0.70%	0.00%	0.25%
Fees and Interest Payments on Borrowed Funds(7)	0.20%	0.20%	0.20%
Other Expenses(7)	1.20%	1.20%	1.20%
Acquired Fund Fees and Expenses(8)	0.49%	0.49%	0.49%
Total Annual Expenses	4.85%	4.15%	4.40%
Fee Waiver and/or Expense Reimbursement(9)	(0.45)%	(0.45)%	(0.45)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)	4.40%	3.70%	3.95%

(1)	Investors in Class R Shares may be charged a sales charge of up to 3.50% of the subscription amount.

(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Class R, Class I or Class D Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing net asset value. See “REPURCHASES OF SHARES.”

(3)	Amount assumes estimated average net assets of approximately $130 million during the following twelve months. That amount also assumes that the Fund maintains a credit line equal to approximately $30 million, and such line is drawn down by approximately 25% on average. Actual expenses will depend on the average net assets and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will reach estimated average net assets of approximately $130 million during the following twelve months.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

SHAREHOLDER FEES	Class R Shares	Class I Shares	Class D Shares
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Investment Management Fee	1.50%	1.50%	1.50%
Incentive Fee	0.67%	0.67%	0.67%
Distribution and Servicing Fees	0.70%	0.00%	0.25%
Other Expenses	1.20%	1.20%	1.20%
Acquired Fund Fees and Expenses	0.49%	0.49%	0.49%
Total Annual Expenses	4.56%	3.86%	4.11%
Fee Waiver and/or Expense Reimbursement	(0.45)%	(0.45)%	(0.45)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)	4.11%	3.41%	3.66%

(4)	The Investment Management Fee is equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Because the Investment Management Fee is based on the Fund’s Managed Assets, any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “INVESTMENT MANAGEMENT FEE” for additional information.

(5)	The Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) is entitled to receive an Incentive Fee, that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment. See “INCENTIVE FEE” for information regarding how the Incentive Fee is calculated.

(6)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class R and Class D Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.70% per year on Class R Shares and up to a maximum of 0.25% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each class. The Fund may use these fees, in respect of the relevant class, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class R and Class D Shares of the Fund. See “DISTRIBUTION AND SERVICE PLAN.”

(7)	Fees and Interest Payments on Borrowed Funds and Other Expenses are estimated for the Fund’s current fiscal year.

(8)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 10% to 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. Historically, a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees” (i.e., free of the management fees and performance/incentive fees or allocations that are typically charged by Portfolio Fund Managers). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. “Acquired Fund Fees and Expenses” are estimated for the Fund’s current fiscal year.

(9)	The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and the Incentive Fee) do not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement also provides that, after the Commencement of Operations until the first anniversary of the Commencement of Operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment. The Expense Limitation Agreement will have a term ending one-year from the Commencement of Operations (January 4, 2021), and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and Custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “INCENTIVE FEE,” “ADMINISTRATION,” “CUSTODIAN,” “FUND EXPENSES,” “REPURCHASES OF SHARES” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

Class R Shares

You Would Pay the Following Expenses Based on the Imposition of the 3.50% Sales Charge, a 0.70% Distribution and Servicing Fee and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:

1 Year	3 Years	5 Years	10 Years
$75	$155	$236	$442

Class I Shares

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$34	$114	$195	$406

Class D Shares

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$37	$111	$186	$376

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

FINANCIAL HIGHLIGHTS

The financial highlights in the table below are intended to help investors understand the Fund’s historical financial performance. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains distributions.

The Fund’s annual financial statements as of and for the period ended March 31, 2021 have been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm. The Fund’s Annual Report has been filed with the SEC and is available on the SEC’s website at sec.gov, and is also available from the Fund upon request. The information included below should be read in conjunction with those financial statements and the notes thereto. No information is presented for Class D Shares because Class D Shares had not commenced operations as of March 31, 2021.

Consolidated Financial Highlights
Class I Shares

Per share operating performance.
For a capital share outstanding throughout the period.

For the Period January 4, 2021* through March 31, 2021
Per Share Operating Performance:
Net Asset Value per share, beginning of period	$10.00
Activity from investment operations:
Net investment loss[1]	(0.09)
Net realized and unrealized gain/(loss) on investments and purchased options	0.47
Total from investment operations	0.38

Net Asset Value per share, end of period	$10.38

Net Assets, end of year (in thousands)	$160,711

Ratios to average shareholders’ equity:
Net investment loss[2,3]	(3.24)%

Gross expenses[4]	6.20%
Expense Recoupment/(Reimbursement)	(0.92)%
Net expenses[4]	5.28%

Total Return[5]	3.78%[6,7]

Portfolio turnover rate	0.00%[6]

[1]	Per share data is computed using the average shares method.

[2]	Net investment loss has been annualized, except for Organizational Fees and Syndication Costs which are one time expenses.

[3]	Net investment loss ratio is calculated excluding Incentive Fees. If Incentive Fees were included the ratio would have been lowered by 0.68% for the period ended March 31, 2021. Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying funds in which the Partnership invests. Ratios do not include net investment income of the funds in which the Partnership invests.

[4]	Expense ratios have been annualized, except for Organizational Fees and Syndication Costs which are one time expenses, and Incentive Fees which are not annualized. If Incentive Fees had been excluded, the expense ratios would have decreased by 0.68%. Expenses do not include expenses from underlying funds in which the Fund is invested.

[5]	Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown exclude the effect of applicable sales charges.

[6]	Not annualized.

[7]	Includes adjustments in accordance with GAAP and accordingly the returns and per unit net asset value for financial reporting may differ from the per unit net asset value and returns for shareholder transactions.

*	The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020.

Consolidated Financial Highlights
Class R Shares

Per share operating performance.
For a capital share outstanding throughout the period.

For the Period January 4, 2021* through March 31, 2021
Per Share Operating Performance:
Net Asset Value per share, beginning of period	$10.00
Activity from investment operations:
Net investment loss[1]	(0.09)
Net realized and unrealized gain/(loss) on investments and purchased options	0.47
Total from investment operations	0.38

Net Asset Value per share, end of period	$10.38

Net Assets, end of year (in thousands)	$104

Ratios to average shareholders’ equity:
Net investment loss[2,3]	(3.24)%

Gross expenses[4]	6.20%
Expense Recoupment/(Reimbursement)	(0.92)%
Net expenses[4]	5.28%

Total Return[5]	3.78%[6,7]

Portfolio turnover rate	0.00%[6]

[1]	Per share data is computed using the average shares method.

[2]	Net investment loss has been annualized, except for Organizational Fees and Syndication Costs which are one time expenses.

[3]	Net investment loss ratio is calculated excluding Incentive Fees. If Incentive Fees were included the ratio would have been lowered by 0.68% for the period ended March 31, 2021. Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying funds in which the Partnership invests. Ratios do not include net investment income of the funds in which the Partnership invests.

[4]	Expense ratios have been annualized, except for Organizational Fees and Syndication Costs which are one time expenses, and Incentive Fees which are not annualized. If Incentive Fees had been excluded, the expense ratios would have decreased by 0.68%. Expenses do not include expenses from underlying funds in which the Fund is invested.

[5]	Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown exclude the effect of applicable sales charges.

[6]	Not annualized.

[7]	Includes adjustments in accordance with GAAP and accordingly the returns and per unit net asset value for financial reporting may differ from the per unit net asset value and returns for shareholder transactions.

*	The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020.

USE OF PROCEEDS

The proceeds from the sale of Shares of the Fund, not including the amount of any placement fees and the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the custodian prior to the closing of the applicable offering. See “PURCHASING SHARES—Purchase Terms.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for the Portfolio Fund Managers to invest the amounts committed by the Fund.

A portion of the amount of proceeds of the offering of Shares or any other available funds may be invested in short-term debt securities or money market funds pending investment pursuant to the Fund’s investment objective and strategies. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective

The Fund seeks to generate capital appreciation over the medium- and long-term through investments in private assets globally by investing in a broad portfolio of private markets investments.

The Fund intends to provide Shareholders with access to high-quality private markets asset classes that are typically only available to larger institutional investors.

The Fund may borrow as market conditions permit and at the discretion of the Adviser in order to seek enhancement of the Fund’s returns. See “INVESTMENT RELATED RISKS—Borrowing by the Fund” for a discussion of the risks inherent in borrowing.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.

Investment Strategies

Private assets refer to investments that are privately negotiated by professional asset managers into the equity or debt of a company. These investments can follow a variety of strategies including, without limitation, equity investments in which a mature company is acquired from current shareholders (“Buyouts”), equity investments in early stage or other high growth potential companies (“Venture/Growth Equity”), and investments in the debt of performing companies or companies in need of restructuring.

The Fund may gain access to private assets through a number of different approaches. The Fund’s investments (the “Fund Investments”) include direct investments in the equity or debt of a company (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”). Fund Investments also include primary subscriptions to closed-end private funds, including, without limitation, funds-of-funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”). More traditional private markets funds are typically structured as closed-end private funds. These funds generally raise a set amount of capital and then terminate at a set future date. The life of a closed-end fund is generally 10-12 years, with the possibility of extensions. Open-end private funds do not have a specific term and allow periodic purchases and repurchases. In addition, Fund Investments include secondary purchases of Portfolio Funds managed by Portfolio Fund Managers and other private assets (together, “Secondary Investments”) and investments in listed private equity companies, funds or other vehicles (“Listed PE Investments”). Fund Investments also include programmatic investment relationships with asset managers outside of their commingled private funds (“Opportunistic Investments”). As opposed to multiple individual investments, programmatic investment relationships create an infrastructure for the Fund to build a portfolio of investments through underlying funds organized and managed by third-party asset managers that are managed similarly to the third party asset managers’ main investment funds, but may provide the Fund with rights, including but not limited to the right to opt-out of investments that could be problematic from a timing or diversification perspective. The Fund may gain such exposure through a direct investment in the targeted investment entity or indirectly special purpose vehicles managed by the Adviser, any of its affiliates or third parties, although investments in Adviser-managed investment vehicles will be greatly limited or prohibited due to Investment Company Act requirements. The Fund may make investments through wholly-owned subsidiaries. Such subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any subsidiaries.

Under normal circumstances, the Fund intends to invest and/or make capital commitments of at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets”. For purposes of this policy, private assets include Direct Investments (except for publicly listed private equity investments), Portfolio Funds, Secondary Investments and Opportunistic Investments. This policy is not fundamental and may be changed by the Fund’s Board upon 60 days’ prior written notice to Shareholders. This test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result in the change in the value of the Fund’s investments or due to the issuance or redemption of Shares, will not require the Fund to dispose of an investment.

The Fund holds liquid assets and intends to hold such liquid assets to the extent required for purposes of liquidity management and compliance with applicable law. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in liquid investments, including cash or cash equivalents for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.

In a Direct Equity Investment, the Fund invests in a privately negotiated stake in the equity of an operating company. Depending upon the stage of the operating company, these could follow the Buyout or Venture/Growth Equity strategy. Direct Equity Investments may also encompass, without limitation, real estate or other real assets, privately negotiated transactions with a listed operating company or acquisition company, or investments structured as debt but with significant equity-like characteristics.

In a Direct Credit Investment, the Fund invests in debt (including, without limitation, senior, subordinated, second lien, mezzanine or other forms of credit-oriented capital. This could include, without limitation, investments in both secured, unsecured debt, loans, bonds, or other current yielding forms of securities of an operating company or asset pool.

Private asset funds are commingled, professionally-managed investment vehicles that generally acquire diversified portfolios of private assets within a defined strategy. Investors have traditionally gained access to private investments through commitments to closed-ended, blind pool funds with a typical defined life of ten to twelve years. Investors in a private asset fund must maintain reserves of cash to finance such private asset fund’s capital calls for acquisitions, expenses and other obligations during the first three to five years of the private asset fund’s life; cash is returned by a private asset fund to its investors over the life of such private asset fund as investments are liquidated.

While the Fund may make primary fund investments in new private asset funds during their fundraising phase, the presence of uncalled commitments may require significant cash holdings or lines of credit that may impact the return or risk of the Fund. As a way of gaining similar exposure to the kinds of assets underlying primary fund investments, the Fund may engage in arrangements with managers to make Opportunistic Investments alongside such managers’ respective commingled funds without the obligation to fund capital calls for new investments if the Fund lacks sufficient liquidity. The Adviser expects to purchase assets that are substantially invested at the time of closing and expects to limit uncalled commitments to less than 15% of the Fund’s net asset value. The Fund expects to make limited use of primary or “blind pool” capital in its portfolio construction.

In Secondary Investments, the Fund purchases stakes in seasoned private asset funds or other private assets. Such mature investments may return cash more quickly than primary fund investments and also avoid substantial uncalled commitments. Both characteristics can be attractive given the structure of the Fund.

Listed PE Investments gain access to underlying private assets through investments in listed entities that invest in private transactions or private funds or that earn fees and/or carried interest from such assets. Historically, the prices of Listed PE Investments have been sensitive to economic conditions and, at certain times, could be purchased at discounts relative to similar assets in private transactions.

The Adviser aims to use its perspective on the future prospects of various private markets strategies, geographies and transaction types and to match them with attractive investment opportunities in order to achieve the investment objectives of the Fund.

The Adviser will not cause the Fund to engage in certain negotiated investments alongside affiliates unless the Fund’s investment is in accordance with the Fund’s order granting an exemption from Section 17 of the Investment Company Act or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance.

The Fund may, directly or indirectly, make investments outside of the United States, including in emerging markets. The Fund’s non-U.S. investments are expected to reside primarily in other member countries of the Organisation for Economic Co-operation and Development and, to a lesser extent those in emerging markets. There are currently thirty-six member countries of the Organisation for Economic Co-operation and Development from all around the world, mostly developed market countries with a commitment to a market economy and personal democracy. Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and other countries with similar emerging market characteristics. It is expected that no more than 50% of the Fund’s portfolio will be comprised of non-U.S. investments.

The Fund’s investment and strategies involve exposure to foreign currencies. The Fund may seek to hedge all or a portion of the Fund’s foreign currency risk. Depending on market conditions and the views of the Adviser, the Fund may or may not hedge all or a portion of its currency exposures.

No guarantee or representation is made that the investment program of the Fund will be successful, that the various Portfolio Funds, Direct Investments, Secondary Investments, Listed PE Investments or Opportunistic Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

PRIVATE MARKETS OVERVIEW

Private Markets Asset Class

Private markets is a common term for investments that are typically made in non-public companies through privately negotiated transactions. Private markets investments may be structured using a range of financial instruments, including common and preferred equity, convertible securities, senior debt, subordinated debt and warrants or other derivatives, depending on the strategy of the investor and the financing requirements of the company.

Private markets funds, often organized as limited partnerships, are the most common vehicles for making private markets investments. In such funds, investors usually commit to contribute up to a certain amount of capital when requested by the fund’s manager or general partner. The general partner then makes private markets investments on behalf of the fund, typically according to a pre-defined investment strategy and time horizon. The fund’s investments are usually realized, or “exited” after a two- to six-year holding period through a private sale, an initial public offering (IPO) or a recapitalization, and the proceeds are distributed to the fund’s investors. The funds themselves typically have a duration of ten to twelve years.

The private equity market is diverse and can be divided into several different segments, each of which may exhibit distinct characteristics based on combinations of various factors. These include the type and financing stage of the investment, the geographic region in which the investment is made and the vintage year.

Investments in private markets have increased significantly over the last 35 years, driven principally by large institutional investors seeking increased returns and portfolio efficiency. It is now common for large pension funds, endowments and other institutional investors to dedicate several percentage points of their overall portfolios to private markets.

Private Markets Investment Types

●	Secondary Investments. Secondary Investments are interests in existing private markets funds that are acquired in privately negotiated transactions, typically after the end of the private markets fund’s fundraising period. Secondary Investments play an important role in a diversified private markets portfolio. Because Secondary Investments allow investors to avoid some of the fees charged by private markets fund managers and are often (but not always) purchased at a discount from a private markets fund’s net asset value, Secondary Investments may exhibit little or none of the “J-curve” characteristics associated with primary investments. In addition, Secondary Investments typically provide earlier distributions than Primary Investments, and may also provide valuable arbitrage opportunities for sophisticated investors. The ability to source and value potential investments is crucial for success in secondary investing, and the nature of the process typically requires significant resources and expertise. As a result, generally only very large and experienced investors are active secondary market participants. In addition, the general partners of private markets funds acquired in secondary transactions may seek to limit the number of counterparties that may acquire interests in their funds. The manager’s position in the private markets makes it a sought after limited partner, which in turn helps to reduce, or eliminate, the issues general partners may have around secondary fund transfers.

●	Primary Investments. Primary investments (primaries) are interests or investments in newly established private markets funds. Most private markets groups raise new funds only every two to four years, and many top-performing funds may be closed to new investors. Because of the limited windows of opportunity for making primary investments in particular funds, strong relationships with leading firms are highly important for primary investors.

Primary investors subscribe for interests during an initial fundraising period, and their capital commitments are then used to fund investments in several individual operating companies (typically ten to thirty) during a defined investment period. The investments of the fund are usually unknown at the time of commitment, and investors typically have little or no ability to influence the investments that are made during the fund’s life. Because primary investors must rely on the expertise of the fund manager, an accurate assessment of the manager’s capabilities is essential for investment success. The Fund expects to make limited use of primary or “blind pool” capital in its portfolio construction.

Primary investments typically exhibit a value development pattern, commonly known as the “J-curve”, in which unrealized net return typically declines moderately during the early years of the fund’s life as investment related fees and expenses are incurred before investment gains have been realized. As the fund matures and portfolio companies are sold, the pattern typically reverses with increasing net asset value and distributions coming from the seasoned investment portfolio.

●	Direct Equity Investments. Direct investments generally involve taking an interest in securities issued by an operating company, whether equity or debt. Direct equity investments generally involve new owners taking a material stake in the target company, frequently a controlling interest, and exercising significant influence on the growth and development of the company through work with the company’s management and board of directors. Direct debt investments typically represent financing for buyout or growth investments and may have various features and covenants designed to protect the lender’s interests. Direct investments may vary in duration, but usually are exited within two to six years.

In contrast to private markets fund investments (which require a commitment to a largely unknown portfolio), direct investments involve specific situations and particular companies. Accordingly, this style of investing offers the greatest degree of transparency and control in portfolio construction and most directly reflects the investor’s sourcing, underwriting, negotiation and structuring skills. In addition, investing directly is generally the most cost-effective way to make private markets investments, by avoiding the fees and expenses generally associated with investing indirectly through underlying private markets funds.

Credit. Investments into credit and credit-oriented securities, including loans, bonds and other forms of debt. These investment activities typically focus on lending to established corporate borrowers, which may be utilizing leverage as part of a buyout financing. Generally the Fund’s credit investment activities involve the issuance of new debt to an established, cash-flow positive company (borrower). Credit investments may also include asset-based-lending transactions or structured debt opportunities. The fund will typically invest in, but is not limited to, senior and junior debt securities including first lien, unitranche, second lien, mezzanine and other forms of debt. These debt positions may be secured or unsecured and typically have a contractual current yield and maturity date.

Private Markets Financing Stages

In the private markets asset class, the term “financing stage” is used to describe investments (or funds that invest) in companies at a certain stage of development. The different financing stages have distinct risk, return and correlation characteristics, and play different roles within a diversified private markets portfolio. Broadly speaking, private markets investments can be broken down into three financing stages: buyout, venture capital and special situations. These categories may be further subdivided based on the investment strategies that are employed.

●	Buyouts. Control investments in established, cash flow positive companies are usually classified as buyouts. Buyout investments may focus on small-, mid- or large-capitalization companies, and such investments collectively represent the largest portion of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions — particularly in the large-cap segment. Overall, debt financing typically makes up 50-70% of the price paid for a company.

●	Venture capital. Investments in new and emerging companies are usually classified as venture capital. Such investments are often in healthcare, internet-enabled or other technology-related industries. Companies financed by venture capital are generally not cash flow positive at the time of investment and may require several rounds of financing before the company can be sold privately or taken public. Venture capital investors may finance companies along the full path of development or focus on certain sub-stages (usually classified as seed, early and late stage) in partnership with other investors.

●	Special situations. A broad range of investments including private debt instruments, infrastructure investments and distressed debt/turnarounds may be classified as special situations. Many of the Fund’s special situations investments will be in senior and subordinated direct debt investments, such as mezzanine direct investments, which are typically comprised of subordinated debt or preferred stock, possibly in combination with warrants on the company’s common stock. The value drivers and cash flow characteristics of special situations investments are frequently distinct from those of other private markets investments, complementing a buyout and venture capital portfolio.

DUE DILIGENCE AND SELECTION OF INVESTMENTS

The Adviser follows a structured process to source, evaluate, select and monitor investments for the Fund. The Adviser’s due diligence process is multi-tiered and places significant emphasis on those elements of risk and financial analysis that distinguish private markets from the more conventional asset classes. The same thorough and time-tested process is applied to each opportunity regardless of prior investments with the manager. The due diligence approach is designed to ensure that every important area of analysis is reviewed and also provides the flexibility to discover new and/or unique areas of potential concern and opportunity.

In addition to quantitative data, the Adviser also focuses on qualitative factors. Assessing a fund sponsor’s investment team, due diligence skills, access to deal flow and ability to implement its investment strategy is as important to reaching an investment decision as the sponsor’s past performance.

The Adviser’s due diligence process has six phases, each of which has unique characteristics applicable to the specific type of investment. An investment opportunity may be declined at any point during the process. See “MANAGEMENT OF THE FUND.”

The five basic steps are as follows:

1.	Generate Deal Flow and Investment Opportunities

The Adviser sources deals by proactively (i) engaging a sizeable group of global private markets-focused asset managers; (ii) interacting with placement agents, industry brokers and clients; (iii) coordinating and collaborating on insights and other findings coming from across the entire Hamilton Lane platform; and (iv) participating in industry events and conferences.

2.	Screening

An initial screening of the private placement memorandum (“PPM”) for a primary fund investment opportunity is performed and a memo identifying potential merits and issues of the fund is created and presented at a meeting of the Investment Committee of the Adviser.

Similarly, every new investment opportunity received by the direct investment teams and secondary team is logged into a proprietary tracking system, analyzed for deal attributes, competitive landscape and potential portfolio fit. A memo is written and presented to the respective Investment Committee for review.

3.	Preliminary Diligence

Upon the recommendation of the investment team and relevant Investment Committee’s approval, preliminary diligence is conducted to better understand and assess the opportunity. There are several components to the diligence, typically including:

●	Initial Meetings: In the case of primary fund diligence, a meeting is held with the fund manager to allow members of the investment team to ask questions regarding the group’s investment philosophy, process and view of the market opportunity. For direct investment opportunities, initial meetings are held with the general partner sponsor and company management. The secondary team also holds a meeting with the general partner of a fund under review for purchase.

●	Transaction Analysis: Review of transaction materials for direct investment opportunities includes general partner presentations, data room materials, related industry materials and financial models. Similarly for secondaries, the team conducts extensive industry research, competitive positioning analyses, historical operating trend reviews and detailed valuation analyses.

●	Collaboration: In all cases, the investment teams collaborate with each other to leverage internal knowledge and resources to further evaluate the transaction and the general partner.

●	Investment Committee Review: At the conclusion of preliminary diligence, the investment team presents its findings to the respective Investment Committee with a written recommendation that incorporates the analysis and information gained to date to decide whether to continue on to the next step in the process.

4.	Full Diligence

Upon approval by the relevant Investment Committee, full diligence is conducted in order to fully analyze and vet the opportunity. The components to the full diligence are outlined below by each investment type.

Primary Fund Diligence

Once a primary investment has been approved for diligence by the Fund Investment Committee, a detailed questionnaire is issued to the manager for completion. The response to the questionnaire will form the basis of the full due diligence report. Questionnaires are customized for the type of fund.

The Adviser will then typically conduct a day-long site visit at the manager’s office to go through, in detail, their track record, portfolio companies and investment strategy/philosophy. Further, this allows us to meet and evaluate the entire team. Additionally, extensive reference calls are made as part of the diligence process, including calls to senior executives from current and former portfolio companies and sources not listed by the managers. Reference calls allow us to develop an understanding of the character of the individuals that comprise the manager. The Adviser maintains a large number of industry contacts that help to further obtain insight into a manager; these contacts include previous investors and other fund managers.

Direct Investment Diligence

Once an opportunity has been determined to be a good fit for the portfolio and approved for full diligence, the Co-Investment Team conducts a rigorous financial and valuation review through a variety of steps, typically including: (i) follow-up meetings with the general partner; (ii) further utilization of the Adviser’s general partner network; (iii) extensive financial modeling and sensitivity analysis; (iv) meetings with management team; (v) review of additional transaction materials, including third party or consultant reports; and (vi) portfolio-level analytics, including risk assessment and sensitivity analyses.

During full diligence, the Direct Equity and Direct Credit Teams performs an in-depth evaluation of the value drivers for the investment opportunity, a thorough assessment of the capital structure and risk profile of the investment, and targeted analyses of specific issues previously raised by the Direct Equity and Direct Credit Committees and Direct Equity and Direct Credit Teams. The Direct Equity and Direct Credit Teams will also perform independent research and analyses, outside of the materials provided by the general partner, and evaluate portfolio construction considerations associated with the investment opportunity. Full diligence activities culminate with the presentation of a final investment report and recommendation to the Direct Equity and Direct Credit Committees for discussion and approval. The Direct Equity and Direct Credit Teams will follow a similar process for other direct investments.

Secondaries Diligence

The Secondary Investment Team generally derives financial projections for the investment opportunity from a variety of diligence steps, including: (i) conducting in-depth discussions with senior members of the manager/general partner; (ii) conducting extensive industry research, competitive positioning analyses, historical operating trend reviews and detailed valuation analysis on the key asset drivers in a given transaction; (iii) examining the capital structures and risk profiles of portfolio companies; (iv) holding reference calls with other sponsors; (v) detailed discussions with portfolio company management where applicable; and (vi) leveraging the proprietary information maintained within the Adviser’s database.

In addition to quantitative analyses, investment opportunities are evaluated qualitatively. This assessment includes evaluating the manager’s track record, team cohesion, value creation strategies, deal sourcing success and competitive positioning in the marketplace.

The culmination of the diligence results in deriving base case financial projections and potential exit dates for each portfolio company and arriving at assumptions for uncalled capital. The Adviser’s base case analysis is then sensitized rigorously from both a portfolio company projection and macro perspective to determine the range of likely future outcomes and to identify the main drivers of returns. Finally, a quantitative risk assessment is conducted on each transaction in order to determine the ultimate return levels to target for the Fund from the transaction.

Furthermore, a key factor in performance for secondary investments is proper pricing. Prior to determining the bid price, the Secondary Investment Team presents a report to the Secondary Investment Committee that provides an overview of the opportunity, its key merits and considerations, and any pricing or return sensitivities. The resulting Secondary Investment Committee vote is based on key factors as presented by the Secondary Investment Team. The factors include: detailed valuation analysis, end-market research, a refined view of seller expectations, company financial projections, and risk/return scenarios. As part of its approval process, the Secondary Investment Committee approves a price range which allows the Secondary Investment Team to negotiate with the seller.

5.	Final Investment Recommendation and Report

The final investment report, the culmination of all due diligence efforts, provides details on the merits and issues relating to the investment, in addition to extensive portfolio analytics. This report is presented, with a recommendation, to the relevant Investment Committee for the final approval or rejection of the investment opportunity.

The Fund has received an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments (each, a “17(d) investment”) alongside other funds managed by the Adviser or certain of its affiliates (the “Order”). The Order is subject to certain terms and conditions, including (i) that a majority of the Trustees of the Board who have no financial interest in the 17(d) investment transaction and a majority of the Trustees of the Board who are not “interested persons,” as defined in the Investment Company Act, approve the 17(d) investment and (ii) that the price, terms and conditions of the 17(d) investment will be identical for each fund participating pursuant to the exemptive relief.

INVESTMENT POLICIES

Portfolio and Liquidity Management

The Adviser intends to use a range of techniques to reduce the risk associated with the Fund’s investment strategy. These techniques may include, without limitation:

●	Diversifying investments across funds, investment managers, investment types and strategies, geographies, industries, sectors, capital structures, vintage years and maturity dates; and

●	Actively managing cash and committed borrowing facilities.

The Adviser intends to manage the Fund’s portfolio with a view towards managing liquidity and maintaining a high investment level. Accordingly, the Adviser may make investments based, in part, on anticipated future distributions from Fund Investments. The Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including quarterly financial statements, actual portfolio observations and qualitative forecasts by the Adviser’s and its affiliates’ investment professionals.

The Fund holds liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in cash or cash equivalents that are not committed to future investments for extended periods of time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

There can be no assurance that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund found under “GENERAL RISKS,” INVESTMENT RELATED RISKS,” and “LIMITS OF RISKS DISCLOSURE.”

Borrowing by the Fund

The Fund may borrow money to pay operating expenses, including, without limitation, investment management fees, or to purchase portfolio securities, to fund repurchase of Shares or for other portfolio management purposes. Such borrowing may be accomplished through credit facilities or derivative instruments or by other means. The use of borrowings for investment purposes involves a high degree of risk. Under the Investment Company Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the Investment Company Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Investment Company Act also provides that the Fund may not declare distributions or purchase its Shares (including through repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. The foregoing requirements do not apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the Investment Company Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

As of April 29, 2021, the Fund secured a committed, secured line of credit (the “Facility”) with Investec Bank PLC. The Facility has the following terms: (a) an arrangement fee of $420,000 constituting one hundred twenty (120) basis points (1.20%) of the aggregate commitment in effect on the closing date, (b) an administrative agency fee of $50,000 per annum, (c) an extension fee in an amount equal to fifty (50) basis points (0.50%) of the aggregate commitment then in effect, and (d) a commitment amount of $35,000,000.

In addition, in the future, the Facility may be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage. See “INVESTMENT RELATED RISKS - Leverage” for additional information on the Fund’s Facility and its effect on the Fund’s leverage.

Hedging Techniques

From time to time in its sole discretion, the Adviser may employ various hedging techniques in an attempt to reduce certain potential risks to which the Fund’s portfolio may be exposed. These hedging techniques may involve the use of derivative instruments, including swaps and other arrangements such as exchange-listed and over-the-counter put and call options, rate caps, floors and collars, and futures and forward contracts. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions.

To the extent that the Fund’s potential exposure in a transaction involving options, rate caps, floors or collars, or futures or forward contracts is covered by the segregation of cash or liquid assets or otherwise, the Fund believes that such instruments do not constitute senior securities under the Investment Company Act and, accordingly, will not treat them as being subject to the borrowing restrictions of the Fund.

There are certain risks associated with the use of such hedging techniques. See “INVESTMENT RELATED RISKS—Derivative Instruments” and “INVESTMENT RELATED RISKS—Currency Risk.”

Temporary and Defensive Strategies

The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment, in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser. See “USE OF PROCEEDS.”

GENERAL RISKS

The following are certain risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and can assume the risks of an investment in the Fund.

Limited Operating History

The Fund commenced operations on January 4, 2021. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives and that the value of Shares could decline substantially.

Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares

The Fund has been organized as a non-diversified, closed-end management investment company and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value (after all applicable fees), or, in certain circumstances, at a discount, and the Adviser intends to recommend to the Board that, in normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets generally quarterly on or about each December 31, March 31, June 30 and September 30. Shares are considerably less liquid than Shares of funds that trade on a stock exchange, or Shares of open-end registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that an investor tenders due to the illiquidity of the Fund Investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases.

In considering whether to repurchase Shares during periods of financial market stress, the Board may offer to repurchase Shares at a discount to their prevailing net asset value that appropriately reflects market conditions, subject to applicable law. Further, repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. See “REPURCHASES OF SHARES—Periodic Repurchases.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Also, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of the Investment Company Act.

Payment In-Kind For Repurchased Shares

The Fund generally expects to distribute to the holder of Shares that are repurchased a promissory note entitling such holder to the payment of cash in satisfaction of such repurchase. See “REPURCHASES OF SHARES—Periodic Repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Fund Investment that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Non-Diversified Status

The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more Fund Investments are allocated a relatively large percentage of the Fund’s assets, losses suffered by such Fund Investments could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of investments. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, the Fund will be subject to diversification requirements applicable to RICs under the Code. See “CERTAIN TAX CONSIDERATIONS.”

Legal, Tax and Regulatory Risks

Legal, tax and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for leveraged investors and for private markets funds generally is evolving, and changes in the direct or indirect regulation or taxation of leveraged investors or private markets funds may materially adversely affect the ability of the Fund to pursue its investment strategies or achieve its investment objective. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010 and significantly revises and expands the rulemaking, supervisory and enforcement authority of U.S. federal bank, securities and commodities regulators. The implementation of the Dodd-Frank Act requires the adoption of various regulations and the preparation of reports by various agencies over a period of time. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the profitability of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs.

In addition, it is possible that government regulation of various types of derivative instruments and/or regulation of certain market participants’ use of the same, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to fully predict the effects of past, present or future legislation and regulation by multiple regulators in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy.

On October 28, 2020, the SEC adopted Rule 18f-4 under the Investment Company Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 under the Investment Company Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund engages in derivative transactions could also limit or prevent the Fund from using certain instruments.

As of the date hereof, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, notably as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund and its investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Underlying Funds invest could have a material effect on the tax consequences to the shareholders. In the event of any such change in law, each shareholder is urged to consult its own tax advisers.

Certain tax risks associated with an investment in the Fund are discussed in “CERTAIN TAX CONSIDERATIONS.”

Substantial Repurchases

Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares. See “GENERAL RISKS—Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares.”

Temporary Investments

Delays in investing the proceeds of the offering of Shares may impair the Fund’s performance. The Fund cannot assure you it will be able to identify any investments that meet its investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest proceeds on acceptable terms within the time period that the Fund anticipates or at all, which could harm the Fund’s financial condition and operating results.

Before making investments, the Fund may invest proceeds to the Fund in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment (“Temporary Investments”). This will produce returns that are significantly lower than the returns which the Fund expects to achieve when the Fund’s portfolio is fully invested in securities meeting the Fund’s investment objective. As a result, any distributions that the Fund pays while the Fund’s portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when the Fund portfolio is fully invested in securities meeting the Fund’s investment objective.

Dilution from Subsequent Offerings of Shares

The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund Investments underperform the prior investments. Further, in certain cases Portfolio Fund Managers may structure performance-based compensation, with such compensation being paid only if gains exceed prior losses. The value attributable to the fact that no performance-based compensation is being paid to a Portfolio Fund Manager until its gains exceed prior losses is not taken into account when determing the net asset value of the Fund. New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.

Valuations Subject to Adjustment

The valuations reported by the Portfolio Fund Managers, based upon which the Fund determines its month-end net asset value and the net asset value per Share may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances as described in “REPURCHASES OF SHARES— Periodic Repurchases.” As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to the net asset value of a Portfolio Fund or direct private equity investment adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The valuations of Shares may be significantly affected by numerous factors, some of which are beyond the Fund’s control and may not be directly related to the Fund’s operating performance. These factors include:

●	changes in regulatory policies or tax guidelines;

●	changes in earnings or variations in operating results;

●	changes in the value of the Fund Investments;

●	changes in accounting guidelines governing valuation of the Fund Investments;

●	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

●	departure of the Adviser or certain of its respective key personnel;

●	general economic trends and other external factors; and

●	loss of a major funding source.

Cybersecurity Risk

As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of the Adviser or the Fund, especially the Fund’s Administrator, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s networks. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Adviser to the Shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.

Pandemic Risk

The continuing spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets and may adversely affect the Fund’s investments and operations. The outbreak was first detected in December 2019 and subsequently spread globally. The transmission of COVID-19 and efforts to contain its spread have resulted in international and domestic travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff reductions), supply chains and consumer activity, as well as general concern and uncertainty that has negatively affected the economic environment. These disruptions have led to instability in the marketplace, including stock and credit market losses and overall volatility. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.

The Fund and Adviser have in place business continuity plans reasonably designed to ensure that they maintain normal business operations, and that the Fund, its portfolio and assets are protected. However, in the event of a pandemic or an outbreak, such as COVID-19, there can be no assurance that the Fund, its Adviser and service providers, or the Fund’s portfolio companies, will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. A pandemic or disease could also impair the information technology and other operational systems upon which the Fund’s Adviser relies and could otherwise disrupt the ability of the Fund’s service providers to perform essential tasks.

To satisfy any repurchase requests during periods of extreme volatility, such as those associated with COVID-19, it is more likely the Fund will be required to dispose of portfolio investments at unfavorable prices compared to their intrinsic value. In addition, any repurchase completed while the Fund has unrealized losses may cause the investors whose shares were repurchased to crystalize their losses even if such unrealized losses do not ultimately convert into realized losses. You should review this prospectus and the SAI to understand the Fund’s discretion to implement temporary defensive measures.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund’s investments, the Fund and your investment in the Fund. In certain cases, an exchange or market may close or issue trading halts on either specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price its investments.

Governmental authorities and regulators throughout the world, such as the U.S. Federal Reserve, have in the past responded to major economic disruptions with changes to fiscal and monetary policy, including but not limited to, direct capital infusions, new monetary programs and dramatically lower interest rates. Certain of those policy changes are being implemented in response to the COVID-19 pandemic. Such policy changes may adversely affect the value, volatility and liquidity of dividend and interest paying securities. The effect of recent efforts undertaken by the U.S. Federal Reserve to address the economic impact of the COVID-19 pandemic, such as the reduction of the federal funds target rate, and other monetary and fiscal actions that may be taken by the U.S. federal government to stimulate the U.S. economy, are not yet fully known. Although vaccines for COVID-19 are becoming more widely available, the duration of the COVID-19 outbreak and its full impacts are also unknown and the pace of recovery may vary from market to market, resulting in a high degree of uncertainty for potentially extended periods of time, especially in certain sectors in which the Fund may make investments.

Reporting Requirements

Shareholders who beneficially own Shares that constitute more than 5% or 10% of the Fund’s Shares are subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Shareholders or to notify Shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisers.

BUSINESS AND STRUCTURE RELATED RISKS

Adviser

The Fund is dependent upon the services and resources provided by the Adviser. The Adviser has not previously served as an investment adviser to a registered investment company. As a result, the Adviser will be addressing certain operational and compliance requirements of the Investment Company Act for the first time in connection with the Fund’s Commencement of Operations.

Reliance on the Adviser

The Adviser has full discretionary authority to identify, structure, allocate, execute, administer, monitor and liquidate Fund Investments and, in doing so, has no responsibility to consult with any Shareholder. Accordingly, an investor in the Fund must rely upon the abilities of the Adviser, and no person should invest in the Fund unless such person is willing to entrust all aspects of the investment decisions of the Fund to the Adviser.

Reliance on the Key Personnel

The Fund will depend on the investment expertise, skill and network of business contacts of the Adviser. The Adviser will evaluate, negotiate, structure, execute, monitor and service Fund Investments. The Fund’s future success will depend to a significant extent on the continued service and coordination of the Adviser and its investment management team. The departure of certain key personnel of the Adviser or its affiliates could have a material adverse effect on the Fund’s ability to achieve its investment objectives.

The Fund’s ability to achieve its investment objectives depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor Portfolio Funds and portfolio companies that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objectives, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Adviser depends on the relationships of it and of its affiliates with private equity sponsors, investment banks and commercial banks, and the Fund relies to a significant extent upon these relationships to provide the Fund with potential investment opportunities. If the Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom the Adviser and its affiliates have relationships are not obligated to provide the Fund, the Adviser or any of their affiliates with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Competition for Investment Opportunities

The Fund competes for investments with other investment funds (including registered investment companies, private equity funds, mezzanine funds and collateralized loan obligation (CLO) funds), as well as traditional financial services companies such as commercial banks, finance companies, business development companies (BDCs), small business investment companies (SBICs) and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may strengthen. Some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund. These characteristics could allow competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund is able to do. As a result, the Fund may lose investment opportunities if it does not match its competitors’ pricing, terms and structure.

If the Fund is forced to match its competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant part of the Fund’s competitive advantage stems from the fact that the market for investments in privately held companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of the Fund’s competitors in this target market could force the Fund to accept less attractive investment terms. Furthermore, many of the Fund’s competitors are not subject to the source-of-income, asset diversification and distribution requirements the Fund must satisfy to maintain its qualification as a RIC.

Valuation for Fund Investments Uncertain

Under the Investment Company Act, the Fund is required to carry Fund Investments at market value or, if there is no readily available market value, at fair value as determined by the Adviser, in accordance with the Fund’s valuation policy, which has been approved by the Board. There is not a public market or active secondary market for many of the securities of the privately-held companies in which the Fund intends to invest. Rather, many of the Fund Investments may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, the Fund values these securities at fair value as determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board.

The determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective, and the Adviser has a conflict of interest in making the determination. The Fund values these securities monthly at fair value determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s net asset value on a given date to understate or overstate materially the value that the Fund may ultimately realize upon the sale of one or more Fund Investments. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

Amount or Frequency of Distributions Not Guaranteed

The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board. Nevertheless, the Fund cannot assure you that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may return all or a substantial portion of the proceeds from the offering of Shares in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your Shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the proceeds from the offering of Shares, including any fees payable to the Adviser.

Uncertain Source and Quantity of Funding

Proceeds from the sale of Shares will be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses such as the Investment Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and it may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to the Fund. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, the ability to acquire investments and to expand operations will be adversely affected. As a result, the Fund would be less able to achieve portfolio diversification and the investment objectives, which may negatively impact the Fund’s results of operations and reduce the Fund’s ability to make distributions to Shareholders.

Fluctuations in Performance

The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments in companies that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

MANAGEMENT RELATED RISKS

Incentive Fee and Investment Management Fee

The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The fact that the Investment Management Fee is payable based upon the Fund’s gross assets, which would include any borrowings for investment purposes, may encourage the Adviser to borrow to make additional investments. Under certain circumstances, the use of borrowing may increase the likelihood of default, which would disfavor the Fund and Shareholders. Such a practice could result in the Fund investing in more speculative securities than would otherwise be in the Fund’s best interests, which could result in higher investment losses, particularly during cyclical economic downturns. The Investment Management Fee will be payable even when the Fund has limited invested assets.

Divergence of Resources

Neither the Adviser nor its affiliates, including individuals employed by the Adviser or its affiliates, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund will target. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary businesses include the origination of investments, engage in investment Advisory business with accounts that compete with the Fund. Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund.

Transactions with Affiliates

Affiliates of the Adviser engage in financial Advisory activities that are independent from, and may from time to time conflict with, those of the Fund or Fund Investments. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund or Fund Investments. Affiliates of the Adviser may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund Investments) which (i) may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, (ii) may compete with the Fund for investment opportunities, and (iii) may invest alongside the Fund in certain transactions that are in compliance with section 17 of the Investment Company Act. The Fund has received exemptive relief from the SEC that permits the Fund to participate in certain negotiated direct equity investments alongside other funds managed by the Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Trustees of the Board who are not “interested persons,” as defined in the Investment Company Act, approve the 17(d) investment and (ii) that the price, terms and conditions of the 17(d) investment will be identical for each fund participating pursuant to the exemptive relief. In addition, affiliates of the Adviser and their respective clients may themselves invest in securities that would be appropriate for the Fund’s investments and may compete with the Fund Investments for investment opportunities.

INVESTMENT RELATED RISKS

This section discusses the types of investments that may be made, directly or indirectly, by the Fund, and some of the risks associated with such investments. It is possible that the Fund will make an investment that is not described below, and any such investment will be subject to its own particular risks.

Limited Operating History of Fund Investments

Fund Investments may have limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Adviser to evaluate past performance or to validate the investment strategies of such Fund Investment will be limited. Moreover, even to the extent a Fund Investment has a longer operating history, the past investment performance of any of the Fund Investments should not be construed as an indication of the future results of such investments or the Fund, particularly as the investment professionals responsible for the performance of such investments may change over time. This risk is related to, and enhanced by, the risks created by the fact that the Adviser relies upon information provided to it by the issuer of the securities that is not, and cannot be, independently verified. Further, the results of other funds or accounts managed by the Adviser, which have or have had an investment objective similar to or different from that of the Fund, may not be indicative of the results that the Fund achieves.

Unspecified Investments; Dependence on the Adviser

The Adviser has complete discretion to select the Fund Investments as opportunities arise. The Fund, and, accordingly, Shareholders, must rely upon the ability of the Adviser to identify and implement Fund Investments consistent with the Fund’s investment objective. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Adviser in respect of the Fund Investments. The Adviser has the authority and responsibility for asset allocation, the selection of Fund Investments and all other investment decisions for the Fund. The success of the Fund depends upon the ability of the Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders will have no right or power to participate in the management or control of the Fund or the Fund Investments, or the terms of any such investments. There can be no assurance that the Adviser will be able to select or implement successful strategies or achieve their respective investment objectives. See also “BUSINESS AND STRUCTURE RELATED RISKS-Adviser.”

Failure to Qualify as a RIC or Satisfy Distribution Requirement

To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “CERTAIN TAX CONSIDERATIONS.”

●	The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

●	The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources. If the source-of-income requirement is not met the Fund may fail to qualify for RIC tax treatment and be subject to corporate income tax.

●	The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.

Difficulty Meeting RIC Distribution Requirement

Each of the above ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Adviser obtain information from or about the Portfolio Funds in which the Fund is invested. However, Portfolio Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Portfolio Funds in which the Fund can invest.

Portfolio Funds classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the source-of-income requirement, described above. In order to meet the source-of-income requirement, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy source-of-income requirement.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Portfolio Fund that limit utilization of this cure period. Because the Fund’s allocable portion of a Portfolio Fund’s taxable income will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “CERTAIN TAX CONSIDERATIONS.”

Restrictions on Raising Capital and Borrowing

As a result of the annual distribution requirement to qualify as a RIC under the Code, the Fund may need to periodically access the capital markets to raise cash to fund new investments of the Fund. The Fund may issue “senior securities,” as defined in the Investment Company Act (including borrowing money from banks or other financial institutions) only in amounts such that the Fund’s asset coverage, as defined in the Investment Company Act, equals at least 200% after such incurrence or issuance. Compliance with these requirements may unfavorably limit the Fund’s investment opportunities and reduce its ability in comparison to other companies to profit from favorable spreads between the rates at which it can borrow and the rates at which it can lend.

The Fund may borrow for investment purposes. If the value of the Fund’s assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund’s debt financing, repay a portion of the Fund’s indebtedness at a time when such sales may be disadvantageous. In addition, any amounts that the Fund uses to service its indebtedness would not be available for distribution by the Fund to Shareholders.

Concentration of Investments

There are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested in (i) any one Portfolio Fund, (ii) in Portfolio Funds managed by a particular Portfolio Fund Manager or its affiliates, (iii) indirectly in any single industry or (iv) in any issuer. In addition, a Portfolio Fund’s investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group. Accordingly, the Fund’s investment portfolio may at times be significantly concentrated, both as to managers, industries and individual companies. Such concentration could offer a greater potential for capital appreciation as well as increased risk of loss. Such concentration may also be expected to increase the volatility of the Fund’s investment portfolio. The Fund is, however, subject to the asset diversification requirements applicable to RICs. See “CERTAIN TAX CONSIDERATIONS.”

Nature of Portfolio Companies

The Fund Investments include direct and indirect investments in various companies, ventures and businesses (“Portfolio Companies”). This may include Portfolio Companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund Investments may also include Portfolio Companies that are in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such Portfolio Companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such Portfolio Companies.

Defaulted Debt Securities and Other Securities of Distressed Companies

The Fund Investments may include low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans) or investments in securities of distressed companies. Such investments involve substantial, highly significant risks. For example, high yield bonds are regarded as being predominantly speculative as to the issuer’s ability to make payments of principal and interest. Issuers of high yield debt may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher rated securities. In addition, the risk of loss due to default by the issuer is significantly greater for the holders of high yield bonds because such securities may be unsecured and may be subordinated to other creditors of the issuer. Similar risks apply to other private debt securities. Successful investing in distressed companies involves substantial time, effort and expertise, as compared to other types of investments. Information necessary to properly evaluate a distress situation may be difficult to obtain or be unavailable and the risks attendant to a restructuring or reorganization may not necessarily be identifiable or susceptible to considered analysis at the time of investment.

Mezzanine Investments

The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including: (i) a subsequent characterization of an investment as a “fraudulent conveyance;” (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.

Prepayment

The Fund is subject to the risk that the investments it makes in Portfolio Companies may be repaid prior to maturity (e.g., “prepayment risk”). When this occurs, the Fund will generally reinvest these proceeds in Temporary Investments, pending their future investment in new Portfolio Companies. These Temporary Investments will typically have substantially lower yields than the debt being prepaid and the Fund could experience significant delays in reinvesting these amounts. Any future investment in a new Portfolio Company may also be at lower yields than the debt that was repaid. As a result, the Fund’s results of operations could be materially adversely affected if one or more of the Fund’s Portfolio Companies elect to prepay amounts owed to the Fund. Additionally, prepayments, net of prepayment fees, could negatively impact the Fund’s return on equity.

Follow-on Investments

The Fund may not have the funds or ability to make additional investments in Portfolio Companies. After the Fund’s initial investment in a Portfolio Company, the Fund may be called upon from time to time to provide additional funds to such Portfolio Company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a Portfolio Company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Commitment Strategy

The Fund may maintain a sizeable cash position in anticipation of funding capital calls. The overall impact on performance due to holding a portion of the investment portfolio in cash or cash equivalents could be negative.

If the Fund defaults on its unfunded commitments or fails to satisfy capital calls in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment. Any failure by the Fund to make timely capital contributions in respect of its unfunded commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) cause the Fund, and, indirectly, the Shareholders, to be subject to penalties, or (iv) otherwise impair the value of the Fund’s investments.

Control Positions

The Fund (in the case of direct investments) and the Portfolio Funds may take control positions in Portfolio Companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability characteristic of a corporation may be ignored, which would increase the Fund’s possibility of incurring losses.

Leverage

The Portfolio Fund Managers and (subject to applicable law) the Fund may employ leverage through borrowings or derivative instruments and are likely to directly or indirectly acquire interests in companies with highly leveraged capital structures. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage, the value of the relevant portfolio or investment will decrease. Accordingly, any event that adversely affects the value of a Fund Investment will be magnified to the extent leverage is employed. The cumulative effect of the use of leverage by the Fund or the Portfolio Funds in a market that moves adversely to the relevant investments could result in substantial losses, exceeding those that would have been incurred if leverage had not been employed.

As of April 29, 2021, the Fund secured a committed, secured line of credit (the “Facility”) with Investec Bank PLC. The Facility has the following terms: (a) an arrangement fee of $420,000 constituting one hundred twenty (120) basis points (1.20%) of the aggregate commitment in effect on the closing date, (b) an administrative agency fee of $50,000 per annum, (c) an extension fee an amount equal to fifty (50) basis points (0.50%) of the aggregate commitment then in effect, and (d) a commitment amount of $35,000,000.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our Shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $318,750,000 million in average total assets, (ii) a weighted average cost of funds of 3.38%, (iii) $18,750,000 in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 6.25% of its average net assets during such period) and (iv) $300,000,000 million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Stockholders	-10.84%	-5.53%	-0.21%	5.10%	10.42%

Similarly, assuming (i) $318,750,000 million in average total assets, (ii) a weighted average cost of funds of 3.38% and (iii) $18,750,000 million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.21% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Derivative Instruments

Some or all of the Portfolio Fund Managers (subject to applicable law) and the Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts. Transactions in derivative instruments present risks arising from the use of leverage (which increases the magnitude of losses), volatility, the possibility of default by a counterparty, and illiquidity. Use of derivative instruments for hedging or speculative purposes by the Fund or the Portfolio Fund Managers could present significant risks, including the risk of losses in excess of the amounts invested. See “INVESTMENT RELATED RISKS—Hedging.”

Economic, Political and Legal Risks

The Fund Investments will include investments in a number of countries, including less developed countries, exposing investors to a range of potential economic, political and legal risks, which could have an adverse effect on the Fund. These may include but are not limited to declines in economic growth, inflation, deflation, currency revaluation, nationalization, expropriation, confiscatory taxation, governmental restrictions, adverse regulation, social or political instability, negative diplomatic developments, military conflicts, the spread of infectious illness (including epidemics and pandemics) and terrorist attacks.

Prospective investors should note that the capital markets in countries where Fund Investments are made may be significantly less developed than those in the United States. Certain investments may be subject to extensive regulation by national governments and/or political subdivisions thereof, which could prevent the Fund or the Portfolio Funds from making investments they otherwise would make or cause them to incur substantial additional costs or delays that they otherwise would not suffer. Such countries may have different regulatory standards with respect to insider trading rules, restrictions on market manipulation, shareholder proxy requirements and/or disclosure of information. In addition, the laws of various countries governing business organizations, bankruptcy and insolvency may make legal action difficult and provide little, if any, legal protection for investors, including the Fund and the Portfolio Funds. Any such laws or regulations may change unpredictably based on political, economic, social and/or market developments.

Interest Rate Risk

The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on Fund Investments and the investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objectives and their respective rates of return on invested capital. To mitigate such interest rate exposure, the Fund may invest a portion of its portfolio in investments with floating interest rates. In addition, an increase in interest rates would make it more expensive to use debt for the Fund and the Fund’s financing needs, if any. Although government financial regulators, such as the Federal Reserve, have taken steps to maintain historically low interest rates; they may raise rates at any time.

In addition, in the event of a significant rising interest rate environment, the Fund’s Portfolio Companies with floating interest rate loans could see their payments increase and there may be a significant increase in the number of the Fund’s Portfolio Companies who are unable or unwilling to repay their loans. Fund Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, Fund Investments with fixed rates may decline in value because they are locked in at below market yield.

The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities and may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

LIBOR Risk

The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is used extensively in the U.S. and globally as a “benchmark” or “reference rate” for various commercial and financial contracts, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives.

In July of 2017, the head of the UK Financial Conduct Authority (“FCA”) announced a desire to phase out the use of LIBOR by the end of 2021. The FCA and ICE Benchmark Administrator have since announced that most LIBOR settings will no longer be published after December 31, 2021 and a majority of U.S. dollar LIBOR settings will cease publication after June 30, 2023. It is possible that a subset of LIBOR settings will be published after these dates on a “synthetic” basis, but any such publications would be considered non-representative of the underlying market. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing SOFR that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new reference rates. Uncertainty related to the liquidity impact of the change in rates, and how to appropriately adjust these rates at the time of transition, poses risks for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will depend on, among other things, (1) existing fallback or termination provisions in individual contracts and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new instruments and contracts. The expected discontinuation of LIBOR could have a significant impact on the financial markets in general and may also present heightened risk to market participants, including public companies, investment advisers, investment companies, and broker-dealers. The risks associated with this discontinuation and transition will be exacerbated if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner. For example, current information technology systems may be unable to accommodate new instruments and rates with features that differ from LIBOR. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new instruments and contracts are commercially accepted and market practices become settled.

Currency Risk

Although the Fund intends to invest predominantly in the United States, the Fund’s portfolio is anticipated to include investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Fund Investments are denominated against the U.S. Dollar may result in a decrease of the Fund’s net asset value. The Adviser may or may not elect to hedge the value of investments made by the Fund against currency fluctuations, and even if the Adviser deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Eurozone Risk

The Fund may invest directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union (“EU”) or the Eurozone create risks that could materially and adversely affect the Fund Investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund.

Brexit Risk

The Fund may invest directly or indirectly from time to time in European companies and assets, including investments located in the United Kingdom (“UK”). In June of 2016, the UK approved a referendum to leave the EU, commonly referred to as “Brexit,” which sparked depreciation in the value of the British pound and heightened risk of continued worldwide economic volatility. Following years of negotiation and multiple deadline extensions, the UK withdrew from the EU on January 31, 2020. It began a transition period in which to negotiate a new trading relationship for goods and services that ended on December 31, 2020. On January 1, 2021, the UK left the EU Single Market and Customs Union, as well as all EU policies and international agreements. On December 24, 2020, the UK and EU agreed to a trade deal with no tariffs or quotas on products, regulatory and customs cooperation mechanisms as well as provisions ensuring a level playing field for open and fair competition. In March 2021, the UK and EU put in place a regulatory dialogue on financial systems based on a separate memorandum of understanding. Since the referendum, there have been periods of significant volatility in the global stock markets and currency exchange rates, as well as challenging market conditions in the UK. At this time, the impact that the trade deal and any future agreements on services, particularly financial services, will have on the Fund cannot be predicted, and it is possible that the new terms may adversely affect the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. In addition, the Fund intends to make investments that may be denominated in British Pound Sterling or Euros. Because the Fund’s net asset value is determined in U.S. Dollars, the depreciation of the British Pound Sterling and/or the Euro in relation to the U.S. Dollar in connection with Brexit would adversely affect the Fund’s investments denominated in British Pound Sterling or Euros that are not fully hedged regardless of the performance of the underlying investment.

Hedging

The Fund may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the Investment Company Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses. Further, hedging transactions may reduce cash available to pay distributions to Shareholders. See “INVESTMENT RELATED RISKS—Derivative Instruments.”

Risks Relating to Accounting, Auditing and Financial Reporting, etc.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which the Fund Investments may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. The accounting, auditing and financial reporting standards and practices applicable to foreign companies may be less rigorous, and there may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the quality of certain foreign audits may be unreliable, which may require enhanced procedures, and the Fund may not be provided with the same level of protection or information as would generally apply in developed countries, potentially exposing the Fund to significant losses. Although the Fund will be using U.S. GAAP, the assets, liabilities, profits and losses appearing in published financial statements of the Fund Investments may not reflect their financial position or operating results as they would be reflected under U.S. GAAP. Accordingly, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments. In addition, privately held companies may not have third-party debt ratings or audited financial statements. As a result, the Fund must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in a privately held company. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other rules and regulations that govern public companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on Fund Investments. Finally, certain Fund Investments may be in Portfolio Companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Portfolio Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Portfolio Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such Portfolio Companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Special Risks Pertaining to Investments in Portfolio Funds

This section discusses certain risks related to the fact that the Fund invests in Portfolio Funds.

Investments in the Portfolio Funds Generally; Dependence on the Portfolio Fund Managers

Because the Fund invests in Portfolio Funds, a Shareholder’s investment in the Fund will be affected by the investment policies and decisions of the Portfolio Fund Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. Certain risks related to the investment strategies and techniques utilized by the Portfolio Fund Managers are described under “INVESTMENT RELATED RISKS” above. The success of the Fund depends upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives. Shareholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such investments. In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.

Portfolio Funds Not Registered

The Fund is registered as an investment company under the Investment Company Act. The Investment Company Act is designed to afford various protections to investors in pooled investment vehicles. For example, the Investment Company Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the Investment Company Act. Many Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act. As an indirect investor in the Portfolio Funds managed by Portfolio Fund Managers that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.

In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund will invest may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that a Portfolio Fund Manager could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by a Portfolio Fund Manager to its own use. There can be no assurance that the Portfolio Fund Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Fund Managers will be protected.

Prospective investors should understand that the Fund is an appropriate investment only for investors who can tolerate a high degree of risk, including lesser regulatory protections in connection with the Fund’s investments in Portfolio Funds than might normally be available through investments in registered investment company vehicles.

Portfolio Funds are Generally Non-diversified

While there are no regulatory requirements that the investments of the Portfolio Funds be diversified, some Portfolio Funds may undertake to comply with certain investment concentration limits. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.

Portfolio Funds’ Securities are Generally Illiquid

The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.

Portfolio Fund Operations Not Transparent

The Adviser does not control the investments or operations of the Portfolio Funds. A Portfolio Fund Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Portfolio Fund Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund Investments will not be fraudulent, inaccurate or incomplete.

Valuation of the Fund’s Interests in Portfolio Funds

The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds which valuations are generally not audited. A majority of the securities in which the Portfolio Funds invest will not have a readily ascertainable market price and will be valued by the Portfolio Fund Managers. In this regard, a Portfolio Fund Manager may face a conflict of interest in valuing the securities, as their value may affect the Portfolio Fund Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts. The Board has appointed a committee (the “Valuation Committee”) to oversee the valuation of the Fund Investments pursuant to procedures adopted by the Board. The members of the Valuation Committee may face conflicts of interest in overseeing the valuation of the Fund Investments, as the value of the Fund Investments will affect the Adviser’s compensation. Moreover, although the Adviser will periodically review Portfolio Fund Managers’ valuation methods and inputs, including at initial purchase, neither the Valuation Committee nor the Adviser will generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

A Portfolio Fund Manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Portfolio Fund Manager’s valuations of such interests could remain subject to such fraud or error, and the Valuation Committee may, in its sole discretion, determine to discount the value of the interests or value them at zero.

Shareholders should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.

Multiple Levels of Fees and Expenses

Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based and performance-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and tender offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund which did not invest through Portfolio Funds.

Each Portfolio Fund generally will be subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, a Portfolio Fund Manager to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its Shareholders, even if the overall performance of the Fund is negative. Generally, asset-based fees payable to Portfolio Fund Managers of the Portfolio Funds will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance-based fees or allocations are typically 10% to 20%, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The performance-based compensation received by a Portfolio Fund Manager also may create an incentive for that Portfolio Fund Manager to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.

Investors that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.

Inability to Vote

To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the Investment Company Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Adviser). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the Investment Company Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Consortium or Offsetting Investments

The Portfolio Fund Managers may invest in consortia, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Portfolio Fund Managers do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Portfolio Fund Managers are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Portfolio Fund Manager may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Portfolio Fund Managers selected by the Adviser may be competing with each other for investments in one or more markets.

Limitations on Ability to Invest in Portfolio Funds

Certain Portfolio Fund Managers’ investment approaches can accommodate only a certain amount of capital. Portfolio Fund Managers typically endeavor not to undertake to manage more capital than such Portfolio Fund Manager’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Portfolio Fund Manager has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Portfolio Fund Manager. Further, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Portfolio Fund Manager.

In addition, it is expected that the Fund will be able to make investments in particular Portfolio Funds only at certain times, and commitments to Portfolio Funds may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Portfolio Funds, the Fund may be unable to meet its investment objective.

Indemnification of Portfolio Funds and Portfolio Fund Managers

The Fund may agree to indemnify certain of the Portfolio Funds and the Portfolio Fund Managers and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or direct investments. If the Fund were required to make payments (or return distributions received from such Portfolio Funds or direct investments) in respect of any such indemnity, the Fund could be materially adversely affected.

Termination of the Fund’s Interest in a Portfolio Fund

A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.

RISKS SPECIFIC TO SECONDARY INVESTMENTS

General Risks of Secondary Investments

The overall performance of the Fund’s secondary investments depends in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a Portfolio Fund interest as a secondary investment, the Fund will generally not have the ability to modify or amend such Portfolio Fund’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

Contingent Liabilities Associated with Secondary Investments

Where the Fund acquires a Portfolio Fund interest as a secondary investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Portfolio Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the Portfolio Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

Risks Relating to Secondary Investments Involving Syndicates

The Fund may acquire secondary investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including (among other things): (i) counterparty risk or the risk that a syndicate member will not perform its contractual obligations, (ii) reputation risk or the risk that the Fund may suffer damage to its reputation), (iii) breach of confidentiality by a syndicate member and (iv) execution risk or the risk of financial loss if a transaction is not executed appropriately.

LIMITS OF RISKS DISCLOSURE

The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund Investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the Agreement and Declaration of Trust and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful, that the various Portfolio Funds or Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of Trustees of the Board are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Hamilton Lane Advisors, L.L.C., located at 110 Washington Street, Ste 1300, Conshohocken, Pennsylvania, serves as the Adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy, including direct investments. The Adviser, first established in 1991, is a publicly-owned firm that provides alternative asset management services to institutional investors worldwide. The Adviser manages capital in the private markets through funds-of-funds, separate accounts and direct investment funds. The Adviser is an investment adviser registered with the SEC under the Advisers Act.

As of March 31, 2021, the Adviser managed $88,165,263,038.12 on a discretionary basis and $630,740,440,310.83 on a non-discretionary basis.

The Adviser and its affiliates may serve as investment managers to other funds that have investment programs that are similar to the investment program of the Fund, and the Adviser or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

Investment Committees

The personnel of the Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are the members of the Evergreen Portfolio Committee. The Evergreen Portfolio Committee is composed of:

Brian Gildea | Head of Investments

Brian is Head of Investments at the Adviser where he is responsible for oversight and management of all of the Adviser’s investment activities. In addition, Brian serves on the firm’s Investment Committee and Operating Committee. Brian has more than 20 years of private equity investment experience. Prior to joining the Adviser in 2009, Brian was a General Partner at Bear Stearns Merchant Banking, and prior to that, at Freeman Spogli & Co. Brian began his career as a Financial Analyst in the Mergers & Acquisitions Group at Salomon Brothers Inc. Brian Gildea received a B.S. in Business Administration from Georgetown University.

Michael Ryan | Managing Director

Mike serves as Managing Director and Head of Evergreen Portfolios, focused on the development and management of the Adviser’s open-ended private markets solutions. In his prior role, Mike headed the Research group where his work informed portfolio construction, risk assessment and product structure across the Adviser’s portfolios. Prior to joining the Adviser in 2008, Mike was a Principal at Capital Z Investment Partners, where he managed private equity investments in alternative asset managers. Previously, Mike worked in the Technology Investment Banking and Real Estate Investment Banking groups at Merrill Lynch. Mike received a B.A. in Economics and Computer Science from Williams College.

Richard Hope | Managing Director & Head EMEA

Richard is a Managing Director and Head of EMEA on Hamilton Lane’s Global Investment Team and member of the Investment Committee. Richard heads the firm’s London office and focuses on both direct equity and credit and secondary transactions. Richard represents Hamilton Lane on several fund advisory boards and is a regular conference speaker.

Prior to joining Hamilton Lane in 2011, Richard worked as a Director with Alliance Trust Equity Partners, where he helped establish a private equity fund investment business together with making a number of direct investments.

Previously, Richard worked in the UK at Noble Group, where he was responsible for making and managing venture and growth capital investments. Richard received a B.Com. from the University of Edinburgh.

Andrew Schardt | Managing Director

Drew is a Managing Director at the Adviser and Global Head of Direct Credit. In this capacity, Drew leads our Direct Credit Team and investment activities, and serves as a member of the Investment Committee In this capacity, Drew is active in the sourcing, due diligence and execution of credit-related investments. Prior to joining the Adviser in 2008, Drew focused on principal investing and advisory activities while at TCG Advisors, an Aerospace & Defense-focused merchant bank. Previously, Drew held positions with Holberg, Inc., a diversified private holding company, and he began his career in investment banking at Banc of America Securities. Drew received an M.B.A from Duke University’s Fuqua School of Business and a bachelor’s degree in Economics from Cornell University.

Thomas Kerr | Managing Director

Tom is a Managing Director and the Global Head of Secondaries at the Adviser. He is responsible for direction and oversight of the firm’s Secondary Investment platform and is a member of the Investment Committee. In this capacity, Tom is active in secondary deal sourcing and execution. In addition, Tom is a member of the firm’s Portfolio Strategic Group, which is responsible for directing the firm’s strategic investment approach. Tom began his career at the Adviser in 1999 and most recently was a member of the Fund Investment Team, where he was responsible for due diligence of primary fund investment opportunities. Prior to this, Tom was responsible for the coordination and management of the firm’s client relationship activities. Prior to joining the Adviser, Tom spent two years at BISYS Plan Services, where he was responsible for the investment activities of institutional defined benefit plans. Tom received an M.B.A. from Saint Joseph’s University and a B.S. in Finance from Rider University.

Jacqueline Rantanen | Managing Director

Jackie is a Managing Director and the head of the Adviser’s Product Management Group, where she has responsibility for the firm’s Specialized funds including secondaries, direct equity, direct credit, and multi-strategy. Jackie is also an Investment Committee member. Jackie began her career with the Adviser on the Fund Investment Team, and she has held roles in Relationship Management, PR and Marketing. Prior to joining the Adviser in 1997, Jackie was a Corporate Finance Analyst for Comcast Corporation. Previously, she was a member of the Chemical Division’s Financial Analysis Department for Sunoco, Inc. Jackie received an M.B.A. from Villanova University and a B.S. from Drexel University.

Mario Giannini | Chief Executive Officer

Mario is the Chief Executive Officer of Hamilton Lane and sits on the firm’s Investment Committees. He is responsible for the firm’s strategic direction and oversees the development of the firm’s management structure and process. Mario also plays a significant role in providing client services to the firm’s numerous clients and in marketing the firm’s products and services. In addition, Mario serves on several advisory boards on behalf of Hamilton Lane and its clients, including Thomas H. Lee, TPG Partners and Providence Equity Partners.

Mario received a J.D. from Boston College, a Master of Laws degree from the University of Virginia, and a B.A. from California State University.

Additional information regarding Portfolio Manager compensation, other accounts managed by the Portfolio Managers, and Portfolio Manager ownership of the Fund (if any) can be found in the SAI.

Investment Management Agreement

The Investment Management Agreement became effective as of the Commencement of Operations, and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s semi-annual report to Shareholders for the period ended September 30, 2021.

The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, reckless disregard or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

INVESTMENT MANAGEMENT FEE

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the Advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays a quarterly Investment Management Fee equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each month and will be due and payable in arrears within fifteen business days after the end of the quarter.

The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Because the Investment Management Fee is based on the Fund’s Managed Assets, any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares).

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

Incentive Fee

In addition, the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) is entitled to receive an Incentive Fee, that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (each, an “Applicable Investment”).

The Incentive Fee shall be calculated in respect of each Applicable Investment (i.e., on a deal-by-deal basis), whether or not such investments are made through any intermediate vehicle.

The Incentive Fee in respect of each Applicable Investment shall be calculated as follows:

(i) First, 100% of all proceeds (including both cash and non-cash proceeds) from such Applicable Investment received by the Fund (“Relevant Proceeds”) shall be retained by the Fund until it has received Relevant Proceeds equal to:

(a)	the acquisition cost of such Applicable Investment; plus

(b)	an amount equal to the Preferred Return Rate, compounded annually, on the amounts originally invested by the Fund in such Applicable Investment, calculated from the time (or times) the Fund contributed capital in respect of such Applicable Investment until the Fund received Relevant Proceeds in respect of such Applicable Investment equal to this paragraph (i), taking into account the timing of the relevant cash flows;

(ii) Second, the Adviser will be entitled to amounts equal to 100% of further Relevant Proceeds received by the Fund with respect to such Applicable Investment until such time as the Adviser has received 12.50% multiplied by the sum of (x) the preferred return described in paragraph (i)(b) above and (y) the amounts distributed to the Adviser under this paragraph; and

(iii) Third, an additional amount equal to 12.50% multiplied by further Relevant Proceeds with respect to such Applicable Investment will be distributed to the Adviser and the remainder of further Relevant Proceeds with respect to such Applicable Investment shall be retained by the Fund.

For purposes of the foregoing, (A) the “ Preferred Return Rate” equals (x) 8% per annum in respect of any Direct Equity Investment, Secondary Investment, Opportunistic Investment or Listed PE Investment and (y) 6% per annum in respect of any Direct Credit Investment, (B) all amounts “retained” by the Fund shall be available for immediate use by the Fund for payment of expenses, reinvestment or any other valid Fund purpose, and need not be held by the Fund as cash or in any other form for any length of time, but rather the Fund is free to use such amounts in any manner, (C) a single Secondary Investment may be composed of a portfolio of underlying assets acquired in a single transaction or a series of related transactions as determined by the Adviser in its reasonable discretion, and assets acquired as part of a single secondary transaction may be treated as one or more separate Secondary Investments, and (D) the contributions to and distributions from an applicable investment will be based on the actual currency in which such amounts are made and will not reflect any hedging.

No Incentive Fee will be payable in respect of any Investments of the Fund in Primary Fund Investments, currency hedging transactions or cash equivalents.

DISTRIBUTOR

UMB Distribution Services, LLC (the “Distributor”), whose principal business address is 235 West Galena Street, Milwaukee, WI 53122, acts as Distributor to the Fund on a best-efforts basis, subject to various conditions, pursuant to a Distribution Agreement (the “Distribution Agreement”) between the Fund and the Distributor.

Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Shareholders. These payments will be made out of the Adviser’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor does not receive compensation from the Fund for its distribution services, but may receive compensation for its distribution services from the Adviser. The Distribution and Service Plan will allow the Fund to pay distribution and servicing fees for the sale and servicing of its Class R Shares and Class D Shares to the Fund’s Distributor and/or other qualified recipients. The Distributor does not retain any of the distribution and servicing fees for profit.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its officers, or employees in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

Class R Shares in the Fund are offered at their current net asset value less a maximum sales charge of 3.50% of the subscription amount. The Fund or Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Adviser and its affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan with respect to Class R and Class D Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class R and Class D Shares. Under the Distribution and Service Plan, the Fund will be permitted to pay as compensation up to a maximum of 0.70% per year on Class R Shares and up to a maximum of 0.25% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each class (the “Distribution and Servicing Fee”) to the Fund’s Distributor and/or other qualified recipients. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. Class I Shares are not subject to the Distribution and Servicing Fee.

The Distribution and Servicing Fee to be paid to the Distributor for distribution of each class of Shares under the Distribution and Service Plan is as follows:

Class	Distribution and Service Fee
Class R Shares	0.70%
Class I Shares	None
Class D Shares	0.25%

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund, as applicable; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the net asset value of the Fund in accordance with U.S. GAAP and procedures defined in consultation with the Adviser; (5) assisting in the preparation of semi-annual and annual financial statements of the Fund in accordance with U.S. GAAP, quarterly reports of the operations of the Fund and information required for U.S. federal and applicable state and local income tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Adviser.

In consideration for these services, the Administrator is paid a monthly fee calculated based upon the average net asset value of the Fund, subject to a minimum monthly fee (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund and receives a fee for transfer agency services. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that the Administrator’s cumulative liability to the Fund for a calendar year will be limited in relation to the fees and expenses charged by the Administrator in the relevant calendar year. In addition, the Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties unless solely caused by or resulting from the willful misconduct or gross negligence of the Administrator, its officers or employees. In addition, the Administrator will not be liable for any special, indirect, incidental, punitive or consequential damages, including lost profits, of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of the Administration Agreement or for any such damages arising out of any act or failure to act thereunder.

The Administration Agreement also provides that the Fund shall indemnify and hold the Administrator and its directors, officers, agents, and employees harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of the Administration Agreement, any action or omission by the Administrator in the performance of its duties as administrator of the Fund, or as a result of acting upon instructions reasonably believed by it to have been duly authorized by the Fund or upon reasonable reliance on information or records given or made by the Fund or the Adviser. The indemnification will not apply to actions of the Administrator, its officers, or employees in cases of their own willful misconduct bad faith, reckless disregard or gross negligence in the performance of their duties.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

FUND EXPENSES

The Fund pays all of its expenses and/or reimburses the Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all costs, fees and expenses reasonably incurred in connection with the operation of the Fund such as direct and indirect expenses related to the purchasing, monitoring, identifying, evaluating, investigating, negotiating, acquiring, holding, operating and selling of investments (whether or not such investments are consummated), investment structuring (including forming and maintaining subsidiary investment vehicles) whether or not such investments are consummated, corporate actions, round-trip travel, lodging, meals and other incidentals associated with the due diligence and monitoring activities and enforcing the Fund’s rights in respect of the Fund Investments; quotation or valuation expenses; investment banking and appraisal costs, expenses related to other third-party service providers, the Investment Management Fee, the Incentive Fee and the Administration Fee; brokerage commissions; all principal, interest, fees, expenses and any other amounts incurred in connection with borrowings, financings, guarantees, hedging or derivative transactions, or the provision of security interests or other collateral (including, if applicable, fees and expenses of lender’s counsel associated with such transactions, including for review of side letters); professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside tax or legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign counsel; accounting, auditing and tax preparation expenses; expenses relating fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund, as applicable; bank service fees; all unreimbursed expenses incurred in connection with the collection of amounts due to the Fund from any person or entity; expenses relating to the use of third-party vendors and service providers for establishing, developing, improving, populating or maintaining information technology, infrastructure or other similar or related systems (including software, databases and cloud-based services or products) to be used by or for the benefit of the Fund; costs and expenses relating to any amendment of the Agreement and Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus, SAI, and any other sales material (and any supplements or amendments thereto), reports, notices, websites, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; Shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell Fund Investments to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity (including, without limitation, pursuant to the indemnification obligations described under “SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST —Limitation of Liability; Indemnification”); expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of Shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent.

The Adviser bears all of its own routine overhead expenses, including rent, utilities, salaries, office equipment and communications expenses. In addition, the Adviser is responsible for the payment of the compensation and expenses of those members of the Board and officers of the Fund affiliated with the Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Adviser and its affiliates may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, Advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund Investments or from unconsummated transactions. Any such fees earned in respect of the Fund Investments shall be for the benefit of the Fund.

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, the Incentive Fee, the Investment Management Fee and any acquired fund fees and expenses) do not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement has a term ending one-year from the Commencement of Operations (January 4, 2021), and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

The Portfolio Funds bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. In addition, the Portfolio Funds pay asset-based fees to their Portfolio Fund Managers and generally may pay performance-based fees or allocations to their Portfolio Fund Managers, which effectively reduce the investment returns of the Portfolio Funds. These expenses, fees, and allocations are in addition to those incurred by the Fund directly. As an investor in the Portfolio Funds, the Fund bears a portion of the expenses and fees of the Portfolio Funds. Such indirect fees and expenses are borne by the Fund.

The Fund’s expenses incurred and to be incurred in connection with the initial offering of Shares will be amortized by the Fund over the 12-month period beginning on the Commencement of Operations and are not expected to exceed $257,087. The Fund also bears directly certain ongoing offering costs associated with any periodic offers of Shares, which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders for U.S. federal income tax purposes.

The Fund’s fees and expenses decrease the net profits or increase the net losses of the Fund.

VOTING

Each Shareholder has the right to cast a number of votes, based on the value of such Shareholder’s Shares, at any meeting of Shareholders called by the (i) Board or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

Affiliates

The Adviser and its affiliates engage in financial Advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Adviser and its affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; and which may compete with the Fund for investment opportunities. In addition, the Adviser, its affiliates and their respective clients may themselves invest in securities that would be appropriate for the Fund or the Portfolio Funds and may compete with the Portfolio Funds for investment opportunities. By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

Although the Adviser and its affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser or its affiliates will be appropriate for the Fund or will be referred to the Fund. The Adviser and its affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Adviser or its affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund and the Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics can be reviewed and may be obtained by calling the SEC at 1-202-942-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

Affiliates of the Adviser may in the future have other clients with investment objectives that are similar to or compete with the Fund’s investment objectives, including private funds and managed accounts. The Fund will not engage in 17(d) investments alongside affiliates unless the Fund has received an order granting exemption from Section 17 of the Investment Company Act or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance.

Allocation of the Adviser’s and its Affiliates’ Time

The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. For example, the Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment Advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, its affiliates and each of their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other advisees of the Adviser and its affiliates. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser, its employees and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its affiliates and executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer or affiliate devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Compensation Arrangements

The Adviser may receive substantial fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Investment Management Fees.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to qualify annually as a RIC under the Code and intends to distribute at least 90% of its annual net taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board. Unless Shareholders elect to receive distributions in the form of cash, the Fund intends to make its ordinary distributions in the form of additional Shares under the DRIP. Any distributions reinvested under the DRIP will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund Investments), non-capital gains proceeds from the sale of assets (including Fund Investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Companies and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions, will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “CERTAIN TAX CONSIDERATIONS.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund intends to elect to be treated, beginning with the taxable year ending September 30, 2021, and intends to qualify annually, as a RIC under Internal Revenue Code of 1986, as amended (the “Code”). To qualify for and maintain RIC tax treatment, the Fund must, among other things, distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a spillover dividend the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “CERTAIN TAX CONSIDERATIONS.”

The Fund has adopted an “opt out” dividend reinvestment plan for Shareholders. As a result, if the Fund makes a distribution, then Shareholders have their distributions reinvested in additional Shares unless they specifically “opt out” of the DRIP so as to have their distributions paid in cash. See “CERTAIN TAX CONSIDERATIONS.”

DIVIDEND REINVESTMENT PLAN

The Fund has adopted an “opt-out” dividend reinvestment plan pursuant to which all Shareholders will have the full amount of their cash distributions reinvested in additional Shares unless a Shareholder elects otherwise. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to elect to participate or terminate participation in the DRIP within a reasonable time as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Board authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional Shares, rather than receiving the cash distributions. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s application or by notifying the Administrator in writing at 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Administrator 60 days prior to the record date of the distribution or the Shareholder will receive such distribution in shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There are no selling commissions, dealer manager fees or other sales charges to you as a result of your participation in the DRIP. The Fund pays the Administrator’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to amend, suspend or terminate the DRIP. You may terminate your account under the DRIP by notifying the Administrator at 235 West Galena Street, Milwaukee, WI 53212, or by calling the Administrator at (888) 882-8212.

All correspondence concerning the DRIP should be directed to the Administrator by mail at Hamilton Lane Private Assets Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Administrator at (888) 882-8212.

OUTSTANDING SECURITIES

As of July 1, 2021, there were 48,356 Class R Shares and 17,725,648 Class I Shares of the Fund outstanding. Class D Shares of the Fund had not commenced operations.

REPURCHASES OF SHARES

No Right of Redemption

The Fund is not a liquid investment. No Shareholder (or other person holding Shares acquired from a Shareholder) will have the right to require the Fund to redeem or repurchase its Shares. No public market exists for Shares, and none is expected to develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic Repurchases

The Board, from time to time and in its sole discretion, may determine to cause the Fund to offer to repurchase Shares from Shareholders, including the Adviser and its affiliates, pursuant to written tenders by Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets generally quarterly on or about each December 31, March 31, June 30 and September 30.

The Fund will make repurchase offers, if any, to all holders of Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

In determining whether the Fund should offer to repurchase Shares thereof from its Shareholders pursuant to written requests, the Board will consider the recommendation of the Adviser. The Board also may consider the following factors, among others, in determining whether to repurchase Shares and the number of Shares to be repurchased:

●	whether any Shareholders of the Fund have requested to tender Shares to the Fund;

●	the working capital and liquidity requirements of the Fund;

●	the relative sizes of the repurchase requests and the Fund;

●	the past practice of the Fund in repurchasing Shares in the Fund;

●	the condition of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

●	the anticipated U.S. federal income tax consequences of any proposed repurchases of Shares in the Fund; and

●	the Fund’s investment plans, the liquidity of its assets (including fees and costs associated with liquidating Fund Investments), and the availability of information as to the value of its interests in underlying Portfolio Companies, Portfolio Funds and other Fund Investments.

As described above, in certain circumstances the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of less than 5% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund Investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.

Procedures for Repurchase of Shares

The following is a summary of the procedures expected to be employed by the Fund in connection with the repurchase of Shares.

The Board will determine that the Fund will offer to repurchase Shares pursuant to written tenders only on terms that the Board determines to be fair to the Fund and Shareholders. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder’s Shares being repurchased, based on the Fund’s net asset value, as of the Valuation Date (as defined below), after reduction for all fees and expenses of the Fund for all periods through the Valuation Date (including, without limitation, the Investment Management Fee, Administration Fee, any Incentive Fee and any Early Repurchase Fee (as defined below), any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased (including pursuant to a Discount Repurchase Offer, if applicable). If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. The expiration date of the repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer, provided that such Expiration Date may be extended by the Board in its sole discretion. The Fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date.

Payment by the Fund upon a repurchase of Shares will be made in the form of the Promissory Note (as defined below). The Fund does not generally expect to distribute securities (other than the Promissory Note) as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions from Portfolio Companies in the form of securities that are transferable to the Fund’s Shareholders. Securities which are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with the Agreement and Declaration of Trust and will be distributed to all tendering Shareholders on a proportional basis. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

In light of liquidity constraints associated with many of the Fund Investments and the fact that the Fund may have to liquidate interests in such investments to fund the repurchase of Shares and due to other considerations applicable to the Fund, the Fund expects to employ the following additional repurchase procedures:

●	The value of Shares being repurchased will be determined as of a date, determined by the Board, in its sole discretion, which is approximately 65 days, but in no event earlier than 60 days, after the Expiration Date (the “Valuation Date”), and any such repurchase will be effected as of the Valuation Date (the “Repurchase Date”). As discussed above, and subject to the considerations described above, it is expected that there will be a Repurchase Date on June 30, 2021 (or such earlier or later date as the Board may determine) and thereafter quarterly on or about each December 31, March 31, June 30 and September 30.

●	As promptly as practicable after the Expiration Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date in the manner specified above, of the repurchased Shares. The Promissory Notes will be held by the Administrator on behalf of each such Shareholder. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred.

●	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for, among other things, the following payments. The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above. The Initial Payment will be made on or before the fifteenth business day after the Repurchase Date; provided that, if the Fund elects to liquidate Fund Investments in order to finance the repurchase of Shares, the Fund is entitled to postpone the payment in respect of any Promissory Note delivered thereto until ten business days after the Fund has received at least 90% of the aggregate amount anticipated to be received through pending liquidations of Fund Investments in order to finance repurchases of Shares.

●	The second and final payment in respect of the Promissory Note (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

●	Notwithstanding anything in the foregoing to the contrary, if a Shareholder, after giving effect to the repurchase, would continue to hold at least 5% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the Repurchase Date (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of cash, liquid securities or, to the extent applicable, interests in Portfolio Funds that the Fund (i) has requested be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

Payments for repurchased Shares may require the Fund to liquidate Fund Investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover; provided, however, that where the Board determines to make Discount Repurchase Offers as described above, the consequences of such premature liquidation may be wholly or partially mitigated. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Fund in connection with Fund Investments, if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. Additionally, as described above, the Board may offer to repurchase at a discount to net asset value under certain circumstances.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

Mandatory Redemption by the Fund

In accordance with the terms and conditions of the Agreement and Declaration of Trust, the Fund may cause a mandatory redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, in the event that the Board determines or has reason to believe, in its sole discretion, that: (i) that Shareholder or person’s Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Shareholder; (ii) ownership of the Shares by such Shareholder or other person will cause the Fund to be in violation of, or subject the Fund or the Adviser to additional registration or regulation under the securities, commodities, or other laws of the United States or any other jurisdiction; (iii) continued ownership of the Shares by such Shareholder may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholders or to an undue risk of adverse tax or other fiscal consequences; (iv) any representation or warranty made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Shareholder has breached any covenant made by it in connection with the acquisition of Shares; or (v) it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such Shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Shareholder.

TRANSFERS OF SHARES

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of Shares by a Shareholder (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, each of the transferee and transferor own less than $10,000 worth of Shares. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Agreement and Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Agreement and Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Agreement and Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its net asset value as of the close of business on the last business day of each month, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Board has approved valuation procedures for the Fund (the “Valuation Policy”), and has appointed a separate valuation committee (the “Valuation Committee”) and delegated to the Valuation Committee the responsibility to determine the fair value of the Fund’s investments. The Valuation Committee oversees the implementation of the Valuation Policy, and may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations. The Committee is composed of all of the Trustees of the Board.

The Adviser assists the Valuation Committee in making valuation determinations, provide primary day-to-day oversight of valuation of the Fund’s investments and act in accordance with the Valuation Policy as developed and approved by the Board. The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 — Fair Value Measurements and Disclosures.

The Valuation Policy provides that the Fund will value its Fund Investments at fair value.

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued based on their respective market price.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations, the Valuation Committee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Committee makes use of reputable financial information providers in order to obtain the relevant quotations.

For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined in good faith. In determining the fair values of these investments, the Committee will typically apply widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third-party valuations. In order to determine a fair value, these methods are applied to the latest information provided by the underlying portfolio companies or other business counterparties.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates provided by a recognized pricing service.

Primary and secondary investments in private markets funds are generally valued based on the latest net asset value reported by the third-party fund manager.

If the net asset value of an investment in a private markets fund is not available at the time the Fund is calculating its net asset value, the Fund will review any cash flows since the reference date of the last net asset value for a private markets fund received by the Fund from a third-party manager until the Determination Date are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the net asset value as reported by the Portfolio Fund Manager.

In addition to tracking the net asset value plus related cash flows of such Portfolio Funds, the Valuation Committee also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each private markets fund which is reasonably available at the time the Fund values its investments. The Valuation Committee will consider such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of a particular asset held by a Portfolio Fund. If the Valuation Committee concludes in good faith that the latest net asset value reported by a Portfolio Fund Manager does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value) the Valuation Committee will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund. In determining the fair value of assets held by Portfolio Funds, the Valuation Committee applies valuation methodologies as outlined above.

Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Valuation Committee for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Committee may consider pre-acquisition and annual financial reporting summaries from a Portfolio Fund, comparable company factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Valuation Committee, the Board or the Adviser will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

The Adviser and its affiliates act as investment advisers to other clients that invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Investment Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Board or the Valuation Committee regarding appropriate valuations should prove incorrect.

CERTAIN TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations, rulings of the U.S. Internal Revenue Service (the “IRS”), and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state or local agency with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership and disposition of Shares.

Taxation as a RIC

As a RIC, in any fiscal year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (which is the excess of the Fund’s gross tax-exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Shareholders. The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax (described below).

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. Since the Fund generally would be required to pay tax on any retained net capital gains at the Fund’s regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a Shareholder’s liability for U.S. federal income tax. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For purposes of the required Excise Tax distribution, the income and gains of Portfolio Funds are expected to be treated as arising in the hands of the Fund at the time realized and recognized by the Portfolio Funds. While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

Given the difficulty of estimating Fund income and gains in a timely fashion, each year the Fund is likely to be liable for a 4% excise tax on the portion of underdistributed income and gains of the Fund.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

●	derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and

●	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

●	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer; and

●	no more than 25% of the value of the Fund’s assets are invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

In the event the Fund owns equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test and, as a result, the Fund may be required to hold such interests through a subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

The Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the Investment Company Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Fund Investments

The Fund may invest a portion of its assets in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from a Portfolio Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in Portfolio Funds, and the Fund might have to sell shares of the Fund, in each case including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Portfolio Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the Source of Income Test. In order to meet the Source of Income Test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the Source of Income Test.

Furthermore, it may not always be entirely clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Portfolio Funds that are classified as partnerships for federal income tax purposes. The Fund will engage the services of a third-party service provider to collect, aggregate and analyze data on the Fund’s direct and indirect investments in order to ensure that the Fund meets the asset diversification test. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in an Investment Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Portfolio Funds that would otherwise be consistent with their investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to Investors.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include the direct investments, activities, income, gain, and loss of the Fund, as well as those indirectly attributable to the Fund as result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a RIC.

Investments the Fund makes in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to the Fund’s Shareholders. For example, with respect to securities issued at a discount, the Fund will generally be required to accrue daily, as income, a portion of the discount and to distribute such income each year to maintain the Fund’s qualification as a RIC and to avoid U.S. federal income and the Excise Tax. Since in certain circumstances the Fund may recognize income before or without receiving cash representing such income, the Fund may have difficulty making distributions in the amounts necessary to satisfy the Annual Distribution Requirement and for avoiding U.S. federal income and the Excise Tax. Accordingly, the Fund may have to sell some of its investments at times the Fund would not consider advantageous, raise additional debt or equity capital, or reduce new investment originations to meet these distribution requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

In the event the Fund invests in foreign securities, the Fund may be subject to withholding and other foreign taxes with respect to those securities. The Fund does not expect to satisfy the requirement to pass through to the Fund’s Shareholders their share of the foreign taxes paid by the Fund.

The Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which the Fund invests could be treated under the Code and Treasury Regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investments in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income where the Fund does not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain the Fund’s qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances an investment in a passive foreign investment company could result in a tax to the Fund and/or an increase in the amount of taxable distributions by the Fund.

Failure to Qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (and the Fund also would be subject to any applicable state and local taxes), regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized during the 10-year period after its requalification as a RIC, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification as a RIC. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Taxation of U.S. Shareholders

A “U.S. Shareholder” generally is a beneficial owner of Shares which is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

●	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum U.S. federal income tax rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

In the event that the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Shareholders. If a designation is made, Shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate share of the corporate U.S. federal income tax paid by the Fund.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of distributions paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

A U.S. Shareholder participating in the DRIP will be taxed on the amount of such distribution in the same manner as if such Shareholder had received such distribution in cash. Any stock received in a purchase under the DRIP will have a holding period for tax purposes commencing on the day following the day on which Shares are credited to a U.S. Shareholder’s account.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. Shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year but may carry back such losses for three years or carry forward such losses for five years.

The Code requires the Fund to report U.S. Shareholders’ cost basis, gain/loss, and holding period to the IRS on IRS Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of the Fund’s Shares acquired by non-tax exempt Shareholders, including those acquired through DRIP, will be considered “covered” securities. The Fund intends to choose FIFO (“first-in, first-out”) as the Fund’s default tax lot identification method for all Shareholders.  A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund’s default tax lot identification method is the method “covered” securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Fund’s standing method and will be able to do so from the time you are admitted as a Shareholder up through and until the sale of the “covered” securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to the Shares, and net gain attributable to the disposition Shares (in each case, unless such Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions or net gain.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of Tax-Exempt Investors

Under current law, the Fund serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Distributions of “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Shareholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States,) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder who is a non-resident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Administrator with an IRS Form W-8BEN or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax advisers regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

* * * * *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code impose certain requirements on employee benefit plans to which ERISA applies, and on those persons who are fiduciaries with respect to such plans. The Code imposes certain requirements on certain other plans (such as individual retirement accounts and Keogh plans (and their fiduciaries)) that, although not subject to ERISA, are subject to certain similar rules of the Code (such employee benefit plans subject to ERISA and such other plans, collectively, “Plans.”) In accordance with ERISA’s general fiduciary standards, before investing in the Fund, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets generally be held in trust, and that the indicia of ownership of Plan assets be maintained within the jurisdiction of district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Adviser and/or entities that are affiliated with the Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund is registered as an investment company under the Investment Company Act, the assets of the Fund will not be deemed to constitute Plan assets.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF SHARES TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

ELIGIBLE INVESTORS

Each prospective investor in the Fund is required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. The criteria for qualifying as a “qualified client” and “accredited investor” are set forth in the subscription document that must be completed by each prospective investor.

Shares are being offered only to investors that meet the criteria for qualifying as “qualified clients” and “accredited investors” who are either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet additional eligibility standards as defined by the Fund in its sole discretion. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares are required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons under the Securities Act or for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge by writing to Hamilton Lane Private Assets Fund, c/o UMB Fund Services at 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 882-8212. See “CERTAIN TAX CONSIDERATIONS—Taxation of Non-U.S. Shareholders.”

DESCRIPTION OF SHARES

The Fund is authorized to offer three separate classes of Shares designated as Class R Shares, Class I Shares and Class D Shares. While the Fund presently offers three classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Class R Shares, Class I Shares and Class D Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales loads; (7) any conversion features, as permitted under the Investment Company Act.

PURCHASING SHARES

Purchase Terms

The minimum initial investment in the Fund by any investor in Class R Shares is $50,000, the minimum initial investment for Class I Shares is $1,000,000 and the minimum initial investment for Class D Shares is $50,000. However, the Fund, in its sole discretion, may accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $10,000 and incremental contributions are not less than $1,000. The purchase price of Shares is based on the net asset value per Share as of the date such Shares are purchased. Fractions of Shares will be issued to one one-thousandth of a Share.

Class R Shares are sold at the public offering price, which is the NAV plus an initial maximum 3.50% sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge.

Class R Shares – Sales Charge Schedule

Front-End Sales Charge As a % Of Offering Price	Front-End Sales Charge As a % Of Net Investment	Dealer Reallowance As a % of Offering Price
3.50%	3.63%	3.50%

Class I Shares and Class D Shares are not subject to any initial sales charge.

Shares will generally be offered for purchase as of the first business day of each month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due (i) three business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “Acceptance Date”), where funds are remitted by wire transfer, or (ii) ten business days prior to the Acceptance Date, where funds are remitted by check. A prospective investor must also submit a completed subscription document (including investor certifications) at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Pending any offering, funds received from prospective investors will be placed in an account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

ADDITIONAL INFORMATION

Futures Transactions

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act of 1974, as amended (the “CEA”), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA. In February 2012, the Commodity Futures Trading Commission (the “CFTC”) adopted certain regulatory changes that will subject the adviser of an investment company to registration as a Commodity Pool Operator (“CPO”) if the investment company is unable to comply with certain trading and marketing limitations.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s position in such investments may not exceed 5% of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of those positions, as determined at the time the most recent position was established, may not exceed 100% of the net asset value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

On October 28, 2020, the SEC adopted Rule 18f-4 under the Investment Company Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 under the Investment Company Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund engages in derivative transactions could also limit or prevent the Fund from using certain instruments.

Subsidiaries

The Fund may make investments through wholly-owned subsidiaries (a “Subsidiary” or the “Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act. However, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. Each investment adviser to any such foreign Subsidiary will comply with Section 15 of the Investment Company Act with respect to advisory contract approval, including that (i) material amendments to any such Subsidiary’s advisory contract must be approved by the Fund’s shareholders or the Fund’s Board of Trustees in the manner and to the extent that the Fund’s advisory agreement must be approved by the Fund’s shareholders or the Fund’s Board of Trustees; and (ii) the Fund’s shareholders will have the ability to vote to terminate the Subsidiary’s advisory agreements to the extent that they can vote to terminate the Fund’s advisory agreement.

The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with any Subsidiary. Any Subsidiary also complies with Section 17 of the Investment Company Act relating to affiliated transactions and custody.

SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Agreement and Declaration of Trust that is included as Appendix A to this Prospectus. A prospective investor and his or her adviser should carefully review the Agreement and Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Agreement and Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Agreement and Declaration of Trust.

Shareholders; Additional Classes of Shares

Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.

In addition, to the extent permitted by the Investment Company Act and subject to the Fund’s exemptive relief from the SEC, the Fund reserves the right to issue additional classes of Shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.

Liability of Shareholders

Under Delaware law and the Agreement and Declaration of Trust, each Shareholder will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Shareholder, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Shareholder, or the Board may reduce any amount payable by the Fund to a Shareholder in respect of a redemption of Shares, in accordance with the Agreement and Declaration of Trust in certain circumstances. See “REPURCHASES OF SHARES—Periodic Repurchases.”

Legal Proceedings

The Agreement and Declaration of Trust provides that by virtue of becoming a shareholder of the Fund, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Agreement and Declaration of Trust. However, shareholders should be aware that they cannot waive their rights under the federal securities laws. The Agreement and Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Trustees. The Agreement and Declaration of Trust details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Fund’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Fund also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.

Limitation of Liability; Indemnification

The Agreement and Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance or gross negligence of the duties involved in the conduct of their office or as otherwise required by applicable law. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. None of these persons shall be personally liable to any Shareholder for the repayment of any positive balance in the Shareholder’s capital account or for contributions by the Shareholder to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Agreement and Declaration of Trust to the fullest extent permitted by law.

Amendment of the Agreement and Declaration of Trust

The Agreement and Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the Investment Company Act) and without the approval of the Shareholders unless the approval of Shareholders is required under the Investment Company Act. However, certain amendments to the Agreement and Declaration of Trust involving capital accounts and allocations thereto may not be made without the written consent of each Shareholder materially adversely affected thereby or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Shares repurchased by the Fund.

Term, Dissolution, and Liquidation

The Fund shall be dissolved:

(1)       upon the affirmative vote to dissolve the Fund by a majority of the Trustees of the Board; or

(2)       as required by operation of law.

Upon the occurrence of any event of dissolution, one or more Trustees of the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint one or more Trustees of the Board or the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Upon the liquidation of the Fund, after establishment of appropriate reserves for contingencies in such amounts as the Board or the liquidator, as applicable, deems appropriate in its sole discretion, the Fund’s assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Shareholders; and (iii) finally to the Shareholders (including the Adviser) proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Shareholders in facilitating an orderly liquidation.

The Board may, in its sole discretion, and if determined to be in the best interests of the Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the Investment Company Act and applicable Delaware law, and could result in additional expenses to the Shareholders.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

The Fund’s first period concluded on March 31, 2021. Thereafter, the Fund’s fiscal year will be the 12-month period ending on March 31. The Fund’s first taxable year will conclude on September 30, 2021. Thereafter, the Fund’s taxable year will be the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

The Board has selected Cohen & Company, Ltd., located at 151 North Franklin Street, Suite 575, Chicago, IL 60606 as independent registered public accounting firm for the Fund.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

INQUIRIES

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: Frederick W. Shaw, Hamilton Lane Advisors, L.L.C., located at 110 Washington Street, Ste 1300, Conshohocken, Pennsylvania.

APPENDIX A

Hamilton Lane Private Assets Fund
Amended and Restated AGREEMENT AND DECLARATION OF TRUST

Dated: December 14, 2020

A-1

-i-

(continued)

-ii-

Hamilton Lane Private Assets Fund
Amended and restated AGREEMENT AND DECLARATION OF TRUST

THIS Amended and Restated AGREEMENT AND DECLARATION OF TRUST of Hamilton Lane Private Assets Fund, a Delaware statutory trust, made as of April 7, 2020, and as amended and restated on December 14, 2020 by the undersigned Trustees.

WHEREAS, the Trustees have heretofore formed a statutory trust under the laws of Delaware for the investment and reinvestment of its assets, by the execution of the Agreement and Declaration of Trust of Hamilton Lane Private Assets Fund on April 7, 2020;

WHEREAS, the Trustees desire to amend and restate such Declaration of Trust in its entirety; and

WHEREAS, the Trustees desire that the beneficial interest in the trust assets be divided into transferable shares of beneficial interest, as hereinafter provided;

WHEREAS, the Trustees declare that all money and property contributed to the trust established hereunder shall be held and managed in trust for the benefit of the holders of the shares of beneficial interest issued hereunder and subject to the provisions hereof;

NOW, THEREFORE, in consideration of the foregoing, the undersigned Trustees hereby declare that all money and property contributed to the trust hereunder shall be held and managed in trust under this Amended and Restated Agreement and Declaration of Trust (“Trust Instrument”) as herein set forth below.

article I

NAME AND DEFINITIONS

Section 1.1 Name. The name of the trust established hereby is “Hamilton Lane Private Assets Fund.”

Section 1.2 Definitions. Wherever used herein, unless otherwise required by the context or specifically provided:

(a) “Act” means the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq., as from time to time amended;

(b) “By-laws” means the By-laws referred to in Section 4.1(e) hereof, as from time to time amended;

(c) The terms “Affiliated Person,” “Assignment,” “Commission,” “Interested Person” and “Principal Underwriter” shall have the meanings given them in the 1940 Act. “Majority Shareholder Vote” shall have the same meaning as the term “vote of a majority of the outstanding voting securities” is given in the 1940 Act;

(d) “Class” means any division of Shares of the Trust, which Class is or has been established in accordance with the provisions of Article II hereof;

(e) “Net Asset Value” means the net asset value of each Class of the Trust determined in the manner provided in Section 7.7 hereof;

(f) “Outstanding Shares” means those Shares recorded from time to time in the books of the Trust or its transfer agent as then issued and outstanding, but shall not include Shares which have been redeemed or repurchased by the Trust and which are at the time held in the treasury of the Trust;

(g) “Shareholder” means a record owner of Outstanding Shares of the Trust;

(h) “Shares” means the transferable units of beneficial interest into which the beneficial interest of the Trust or Class thereof shall be divided and may include fractions of Shares as well as whole Shares;

(i) “Trust” refers to Hamilton Lane Private Assets Fund;

(j) “Trustee” or “Trustees” means the person or persons who has or have signed this Trust Instrument, so long as such person or persons shall continue in office in accordance with the terms hereof, and all other persons who may from time to time be duly qualified and serving as Trustees in accordance with the provisions of Article III hereof, and reference herein to a Trustee or to the Trustees shall refer to the individual Trustees in their capacity as Trustees hereunder;

(k) “Trust Property” means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust, or the Trustees on behalf of the Trust;

(l) “Valuation Date” means the date on which the value of Shares being repurchased will be determined by the Trustees in their sole discretion;

(m) The “1940 Act” refers to the Investment Company Act of 1940 and the rules and regulations thereunder and exemptions granted therefrom, all as may be amended from time to time.

article II

BENEFICIAL INTEREST

Section 2.1 Shares of Beneficial Interest. The beneficial interest in the Trust shall be divided into such transferable Shares of one or more separate and distinct Classes as the Trustees shall from time to time create and establish. The number of Shares of each Class authorized hereunder is unlimited. Each Share shall have a par value of $0.001, unless otherwise determined by the Trustees in connection with the creation and establishment of a Class. All Shares issued hereunder, including without limitation, Shares issued in connection with a dividend in Shares or a split or reverse split of Shares, shall be fully paid and nonassessable.

Section 2.2 Issuance of Shares. The Trustees in their discretion may, from time to time, without vote of the Shareholders, issue Shares of each Class to such party or parties and for such amount and type of consideration (or for no consideration if pursuant to a Share dividend or split-up), subject to applicable law, including cash or securities (including Shares of a different Class), at such time or times and on such terms as the Trustees may deem appropriate, and may in such manner acquire other assets (including the acquisitions of assets subject to, and in connection with, the assumption of liabilities) and businesses. In connection with any issuance of Shares, the Trustees may issue fractional Shares and Shares held in the treasury. The Trustees may from time to time divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust. The Trustees may classify and reclassify any unissued Shares or any Shares previously issued and reacquired of any Class into one or more Classes that may be established and designated from time to time.

Any Trustee, officer or other agent of the Trust, and any organization in which any such person is interested, may acquire, own, hold and dispose of Shares of any Class of the Trust to the same extent as if such person were not a Trustee, officer or other agent of the Trust; and the Trust may issue and sell or cause to be issued and sold and may repurchase Shares of any Class from any such person or any such organization subject only to the general limitations, restrictions or other provisions applicable to the sale or purchase of Shares of such Class generally.

Section 2.3 Register of Shares and Share Certificates. A register shall be kept at the principal office of the Trust or an office of the Trust’s transfer agent which shall contain the names and addresses of the Shareholders of each Class, the number of Shares of that Class held by each of them respectively and a record of all transfers thereof. As to Shares for which no certificate has been issued, such register shall be conclusive as to who are the holders of the Shares and who shall be entitled to receive dividends or other distributions or otherwise to exercise or enjoy the rights of Shareholders. No Shareholder shall be entitled to receive payment of any dividend or other distribution, nor to have notice given to him as herein or in the By-laws provided, until he has given his address to the transfer agent or such other officer or agent of the Trust as shall keep the said register for entry thereon. The Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate rules and regulations as to their use. In the event that one or more certificates are issued, whether in the name of a Shareholder or a nominee, such certificate or certificates shall constitute evidence of ownership of Shares for all purposes, including transfer, assignment or sale of such Shares, subject to such limitations as the Trustees may, in their discretion, prescribe.

Section 2.4 Transfer of Shares. Except as otherwise provided by the Trustees, Shares shall be transferable on the records of the Trust only in accordance with Section 7.2 herein and only by the record holder thereof or by his agent thereunto duly authorized in writing, upon delivery to the Trustees or the Trust’s transfer agent of a duly executed instrument of transfer, together with a Share certificate, if one is outstanding, and such evidence of the genuineness of each such execution and authorization and of such other matters as may be required by the Trustees. Upon such delivery the transfer shall be recorded on the register of the Trust. Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereunder and neither the Trustees nor the Trust, nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Section 2.5 Treasury Shares. Shares held in the treasury shall, until reissued pursuant to Section 2.2 hereof, not confer any voting rights on the Trustees, nor shall such Shares be entitled to any dividends or other distributions declared with respect to the Shares.

Section 2.6 Establishment of Classes. The Trustees may from time to time authorize the division of Shares of the Trust into one or more Classes. Separate and distinct records shall be maintained by the Trust for each Class. The Trustees shall have full power and authority, in their sole discretion, and without obtaining any prior authorization or vote of Shareholders of any Class, to establish and designate and to change in any manner any initial or additional Classes and to fix such preferences, voting powers, rights and privileges of such Classes as the Trustees may from time to time determine, to divide or combine the Shares or any Classes into a greater or lesser number, to classify or reclassify any issued Shares or any Classes into one or more Classes, and to take such other action with respect to the Shares as the Trustees may deem desirable.

Unless another time is specified by the Trustees, the establishment and designation of any Class shall be effective upon the adoption of a resolution by the Trustees setting forth such establishment and designation and the preferences, powers, rights and privileges of the Shares of such Class, whether directly in such resolution or by reference to, or approval of, another document that sets forth such relative rights and preferences of such Class including, without limitation, any registration statement of the Trust, or as otherwise provided in such resolution. The Trust may issue any number of Shares of each Class and need not issue certificates for any Shares.

All references to Shares in this Trust Instrument shall be deemed to be Shares of any or all Classes as the context may require. All provisions herein relating to the Trust shall apply equally to each Class of the Trust except as the context otherwise requires.

All Shares of each Class shall represent an equal proportionate interest in the assets belonging to the Trust (subject to the liabilities belonging to that Class), and each Share of any Class shall be equal to each other Share of that Class; but the provisions of this sentence shall not restrict any distinctions permissible under this Section 2.6.

Section 2.7 Investment in the Trust. The Trustees shall accept investments in any Class from such persons and on such terms as they may from time to time authorize. At the Trustees’ discretion, such investments, subject to applicable law, may be in the form of cash or securities in which the Trust is authorized to invest, valued as provided in Section 7.7 hereof. Unless the Trustees otherwise determine, investments shall be credited to each Shareholder’s account in the form of full Shares at the Net Asset Value per Share next determined after the investment is received. Without limiting the generality of the foregoing, the Trustees may, in their sole discretion, (a) fix the Net Asset Value per Share of the initial capital contribution, (b) impose sales or other charges upon investments in the Trust or (c) issue fractional Shares.

Section 2.8 No Preemptive Rights. Shareholders shall have no preemptive or other similar rights to subscribe to any additional Shares or other securities issued by the Trust or the Trustees, whether of the same or another Class.

Section 2.9 Conversion Rights. The Trustees shall have the authority to provide from time to time that the holders of Shares of any Class shall have the right to convert or exchange said Shares for or into Shares of one or more other Classes in accordance with such requirements and procedures as may be established from time to time by the Trustees.

Section 2.10 Legal Proceedings. No person, other than a Trustee, who is not a Shareholder of the Trust or of a particular Class shall be entitled to bring any derivative action, suit or other proceeding on behalf of or with respect to the Trust or such Class. Further, each complaining Shareholder must have been a Shareholder of the Trust or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder must be a Shareholder of the Trust or the affected Class, as applicable, as of the time the written demand is made upon the Trustees. No Shareholder may maintain a derivative action with respect to the Trust or any Class of the Trust unless holders of at least ten percent (10%) of the outstanding Shares of the Trust, or 10% of the outstanding Shares of the Class to which such action relates, join in the bringing of such action. All matters relating to the bringing of derivative actions in the right of the Trust shall be governed by this Section 2.10 and Section 3816 of the Act.

In addition to the requirements set forth in Section 3816 of the Act, a Shareholder may bring a derivative action on behalf of the Trust or any Class of the Trust only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Trust or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Trust; and (b) unless a demand is not required under clause (a) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action. For purposes of this Section 2.10, the Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. If the demand for derivative action has been considered by the Board of Trustees, and a majority of those Trustees who are not deemed to be Interested Persons of the Trust, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Trust or the affected Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Trust shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Board of Trustees, or the appropriate officers of the Trust, shall inform the complaining Shareholders of any decision reached under this paragraph in writing within ten business days of such decision having been reached.

For purposes of this Section 2.10, a written demand upon the Trustees must include at least the following: (a) a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made; (b) a statement to the effect that the complaining Shareholder(s) believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Trust or the affected Class, as applicable, and an explanation of why the complaining Shareholders believe that to be the case; (c) a certification that each complaining Shareholder was a Shareholder of the Trust or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder was a Shareholder of the Trust or the affected Class, as applicable, as of the time the written demand upon the Trustees, as well as information reasonably designed to allow the Trustees to verify that certification; and (d) a certification that each complaining Shareholder will be a Shareholder of the Trust or the affected Class, as applicable, as of the commencement of the derivative action.

This Section 2.10 will not apply to claims brought under the federal securities laws.

Section 2.11 Status of Shares. Shares shall be deemed to be personal property giving only the rights provided in this Trust Instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders as partners.

article III

THE TRUSTEES

Section 3.1 Management of the Trust. The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Trust Instrument. The Trustees shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without the State of Delaware, in any and all states of the United States of America, in the District of Columbia, in any and all commonwealths, territories, dependencies, colonies, or possessions of the United States of America, and in any foreign jurisdiction and to do all such other things and execute all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Trust Instrument, the presumption shall be in favor of a grant of power to the Trustees.

The enumeration of any specific power in this Trust Instrument shall not be construed as limiting the aforesaid power. The powers of the Trustees may be exercised without order of or resort to any court.

Except for the Trustees named herein or appointed to fill vacancies pursuant to Section 3.3 hereof, the Trustees shall be elected by the Shareholders owning of record a plurality of the Shares voting at a meeting of Shareholders. The initial Trustee of the Trust was Adam B. Shane.

Section 3.2 Term of Office of Trustees. Subject to any limitations on the term of service imposed by the By-laws or any retirement policy adopted by the Trustees, each Trustee shall hold office during the existence of this Trust, and until its termination as herein provided; except: (a) that any Trustee may resign his trust by written instrument signed by him and delivered to the Chairman, President, Secretary, or other Trustee of the Trust, which shall take effect upon such delivery or upon such later date as is specified therein; (b) that any Trustee may be removed, with or without cause, at any time by written instrument, signed by at least two-thirds of the Trustees prior to such removal, specifying the date when such removal shall become effective; (c) that any Trustee who requests in writing to be retired or who has died, become physically or mentally incapacitated by reason of disease or otherwise, or is otherwise unable to serve, may be retired by written instrument signed by a majority of the other Trustees, specifying the date of his retirement; and (d) that a Trustee may be removed, with or without cause, at any meeting of the Shareholders of the Trust by a vote of Shareholders owning at least two-thirds of the outstanding Shares of the Trust.

Section 3.3 Vacancies and Appointment of Trustees. In the case of the declination to serve, death, resignation, retirement, removal, physical or mental incapacity by reason of disease or otherwise of a Trustee, or a Trustee is otherwise unable to serve, or an increase in the number of Trustees, a vacancy shall occur. Whenever a vacancy in the Board of Trustees shall occur, until such vacancy is filled, the other Trustees shall have all the powers hereunder and the certificate of the other Trustees of such vacancy shall be conclusive. In the case of an existing vacancy, the remaining Trustee or Trustees shall fill such vacancy by appointing such other person as such Trustee or Trustees in their discretion shall see fit consistent with the limitations under the 1940 Act, unless such Trustee or Trustees determine, in accordance with Section 3.5, to decrease the size of the Board to the number of remaining Trustees.

An appointment of a Trustee may be made by the Trustees then in office in anticipation of a vacancy to occur by reason of retirement, resignation or increase in number of Trustees effective at a later date, provided that said appointment shall become effective only at or after the effective date of said retirement, resignation or increase in number of Trustees.

An appointment of a Trustee shall be effective upon the acceptance of the person so appointed to serve as Trustee, except that any such appointment in anticipation of a vacancy shall become effective at or after the date such vacancy occurs.

Section 3.4 Temporary Absence of Trustee. Any Trustee may, by power of attorney, delegate his power for a period not exceeding six months at any one time to any other Trustee or Trustees, provided that in no case shall less than two Trustees personally exercise the other powers hereunder except as herein otherwise expressly provided or unless there is only one or two Trustees.

Section 3.5 Number of Trustees. The number of Trustees shall be one, or such other number as shall be fixed from time to time by the Trustees.

Section 3.6 Effect of Death, Resignation, Etc. of a Trustee. The declination to serve, death, resignation, retirement, removal, incapacity, or inability of the Trustees, or any one of them, shall not operate to terminate the Trust or to revoke any existing agency created pursuant to the terms of this Trust Instrument.

Section 3.7 Ownership of Assets of the Trust. Legal title in and beneficial ownership of all of the assets of the Trust shall at all times be considered as vested in the Trust, except that the Trustees may cause legal title in and beneficial ownership of any Trust Property to be held by, or in the name of one or more of the Trustees acting for and on behalf of the Trust, or in the name of any person as nominee acting for and on behalf of the Trust. No Shareholder shall be deemed to have a severable ownership interest in any individual asset of the Trust, or any right of partition or possession thereof, but each Shareholder shall have, except as otherwise provided for herein, a proportionate undivided beneficial interest in the Trust. The Shares shall be personal property giving only the rights specifically set forth in this Trust Instrument. The Trust, or at the determination of the Trustees, one or more of the Trustees or a nominee acting for and on behalf of the Trust, shall be deemed to hold legal title and beneficial ownership of any income earned on securities of the Trust issued by any business entities formed, organized, or existing under the laws of any jurisdiction, including the laws of any foreign country.

Section 3.8 No Accounting. Except to the extent required by the 1940 Act or, if determined to be necessary or appropriate by the other Trustees under circumstances which would justify his or her removal for cause, no person ceasing to be a Trustee for reasons including, but not limited to, death, resignation, retirement, removal or incapacity (nor the estate of any such person) shall be required to make an accounting to the Shareholders or remaining Trustees upon such cessation.

article IV

POWERS OF THE TRUSTEES

Section 4.1 Powers. The Trustees in all instances shall act as principals, and are and shall be free from the control of the Shareholders. The Trustees shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that they may consider necessary or appropriate in connection with the management of the Trust. The Trustees shall have full authority and power to make any and all investments which they, in their sole discretion, shall deem proper to accomplish the purpose of this Trust. Subject to any applicable limitation in this Trust Instrument, the Trustees shall have power and authority:

(a) To invest and reinvest cash and other property, and to hold cash or other property uninvested, and to sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(b) To operate as and carry on the business of an investment company, and exercise all the powers necessary and appropriate to the conduct of such operations, including the power to invest all or any part of its assets in the securities of another investment company;

(c) To borrow money and in this connection issue notes or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security the Trust Property; to endorse, guarantee, or undertake the performance of an obligation, liability or engagement of any person and to lend Trust Property;

(d) To provide for the distribution of interests of the Trust either through a Principal Underwriter in the manner hereinafter provided for or by the Trust itself, or both, or otherwise pursuant to a plan of distribution of any kind;

(e) To adopt By-laws not inconsistent with this Trust Instrument providing for the conduct of the business of the Trust and to amend and repeal them to the extent that they do not reserve that right to the Shareholders, which By-laws shall be deemed a part of this Trust Instrument and are incorporated herein by reference;

(f) To elect and remove such officers and appoint and terminate such agents and contractors as they consider appropriate, any of whom may be a Trustee, and may provide for the compensation of all of the foregoing;

(g) To establish separate Classes having such relative rights, powers and duties as they may provide, consistent with applicable law;

(h) To employ one or more banks, trust companies or companies that are members of a national securities exchange or such other entities as custodians of any assets of the Trust, subject to the 1940 Act and to any conditions set forth in this Trust Instrument;

(i) To retain one or more transfer agents and shareholder servicing agents, or both;

(j) To set record dates in the manner provided herein or in the By-laws;

(k) To delegate such authority (which delegation may include the power to subdelegate) as they consider desirable to any officers of the Trust and to any investment adviser, manager, administrator, custodian, underwriter or other agent or independent contractor;

(l) To join with other holders of any securities or debt instruments in acting through a committee, depository, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depository or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Trustees shall deem proper and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem proper;

(m) To enter into joint ventures, general or limited partnerships and any other combinations or associations;

(n) To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

(o) To the extent permitted by law, indemnify any person with whom the Trust has dealings;

(p) To engage in and to prosecute, defend, compromise, abandon, or adjust by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims and demands relating to the Trust, and out of the assets of the Trust to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include without limitation the power of the Trustees or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by any person, including a Shareholder in its own name or the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust;

(q) To purchase and pay for entirely out of Trust Property such insurance as they may deem necessary or appropriate for the conduct of the business of the Trust, including, without limitation, insurance policies insuring the Trust Property and payment of distributions and principal on its investments, and insurance policies insuring the Shareholders, Trustees, officers, representatives, employees, agents, investment advisers, managers, administrators, custodians, underwriters, or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person in such capacity, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability;

(r) To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust, subject to the provisions of Section 9.4(b) hereof;

(s) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities, debt instruments or property; and to execute and deliver powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities, debt instruments or property as the Trustees shall deem proper;

(t) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities or debt instruments;

(u) To hold any security or property in a form not indicating any trust, whether in bearer, book entry, unregistered or other negotiable form; or either in the name of the Trustees or of the Trust or in the name of a custodian, subcustodian or other depository or a nominee or nominees or otherwise;

(v) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation, issuer or concern, any security or debt instrument of which is held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation, issuer or concern, and to pay calls or subscriptions with respect to any security or debt instrument held in the Trust;

(w) To litigate, compromise, arbitrate, or otherwise adjust claims in favor of or against the Trust or any matter in controversy including, but not limited to, claims for taxes;

(x) To make distributions of income and of capital gains to Shareholders in the manner herein provided;

(y) To establish, from time to time, a minimum investment for Shareholders in the Trust or in one or more Classes thereof;

(z) To cause each Shareholder, or each Shareholder of any particular Class, to pay directly, in advance or arrears, for charges of the Trust’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder;

(aa) To establish one or more committees composed of one or more of the Trustees, and to delegate any of the powers of the Trustees to said committees;

(bb) To interpret the investment policies, practices or limitations of the Trust;

(cc) To establish a registered office and have a registered agent in the State of Delaware;

(dd) To compensate or provide for the compensation of the Trustees, officers, advisers, administrators, custodians, other agents, consultants, contractors and employees of the Trust or the Trustees on such terms as they deem appropriate;

(ee) To invest part or all of the Trust Property, or to dispose of part or all of the Trust Property and invest the proceeds of such disposition, in interests issued by one or more other investment companies or pooled portfolios (including investment by means of transfer of part or all of the Trust Property in exchange for an interest or interests in such one or more investment companies or pooled portfolios) all without any requirement of approval by Shareholders. Any such other investment company or pooled portfolio may (but need not) be a trust (formed under the laws of any state or jurisdiction), which is classified as a partnership for federal income tax purposes; and

(ff) In general, to carry on any other business in connection with or incidental to any of the foregoing powers, to do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power herein set forth, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or growing out of or connected with the aforesaid business or purposes, objects or powers.

The foregoing clauses shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the general powers of the Trustees. Any action by one or more of the Trustees in their capacity as such hereunder shall be deemed an action on behalf of the Trust, and not an action in an individual capacity.

No one dealing with the Trustees shall be under any obligation to make any inquiry concerning the authority of the Trustees, or to see to the application of any payments made or property transferred to the Trustees or upon their order.

Section 4.2  Issuance and Repurchase of Shares. The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, exchange, and otherwise deal in Shares; to suspend or terminate the sales of Shares of any Class for any period of time; to establish terms and conditions, including any fees or expenses, regarding the issuance, sale, repurchase, redemption, cancellation, retirement, acquisition, holding, resale, reissuance, disposition or exchange of or dealing in Shares of any Class; and subject to the provisions set forth in Article II and Article VII, to apply to any such repurchase, retirement, cancellation or acquisition of Shares any funds or property of the Trust, or a particular Class of the Trust, with respect to which such Shares are issued.

Section 4.3 Trustees and Officers as Shareholders. Any Trustee, officer or other agent of the Trust may acquire, own and dispose of Shares to the same extent as if such person were not a Trustee, officer or agent; and the Trustees may issue and sell or cause to be issued and sold Shares to and buy such Shares from any such person or any firm or company in which such person invested, subject to the general limitations herein contained as to the sale and purchase of such Shares.

Section 4.4 Action by the Trustees and Committees. The Trustees (and any committee thereof) may act at a meeting held in person or in whole or in part by conference telecommunications equipment. One-third, but not less than two, of the Trustees shall constitute a quorum at any meeting unless there is only one Trustee. Except as the Trustees may otherwise determine, one-third of the members of any committee shall constitute a quorum at any meeting. The vote of a majority of the Trustees (or committee members) present at a meeting at which a quorum is present shall be the act of the Trustees (or any committee thereof). The Trustees (and any committee thereof) may also act by written consent signed by a majority of the Trustees (or committee members). Regular meetings of the Trustees may be held at such places and at such times as the Trustees may from time to time determine. Special meetings of the Trustees (and meetings of any committee thereof) may be called orally or in writing by the Chairman of the Board of Trustees (or the chairman of any committee thereof) or by any two other Trustees. Notice of the time, date and place of all meetings of the Trustees (or any committee thereof) shall be given by the party calling the meeting to each Trustee (or committee member) by telephone, telefax, telegram or other electronic means sent to the person’s home or business address at least twenty-four hours in advance of the meeting or by written notice mailed to the person’s home or business address at least seventy-two hours in advance of the meeting. Notice of all proposed written consents of Trustees (or committees thereof) shall be given to each Trustee (or committee member) by telephone, telefax, telegram, or first class mail sent to the person’s home or business address. Notice need not be given to any person who attends a meeting without objecting to the lack of notice or who executes a written consent or a written waiver of notice with respect to a meeting. Written consents or waivers may be executed in one or more counterparts. Execution of a written consent or waiver and delivery thereof may be accomplished by telefax or other electronic means approved by the Trustees.

Section 4.5 Chairman of the Trustees. The Trustees may appoint one of their number to be Chairman of the Board of Trustees. The Chairman shall preside at all meetings of the Trustees at which he is present and may be (but is not required to be) the chief executive officer of the Trust.

Section 4.6 Principal Transactions. Except to the extent prohibited by applicable law, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust to, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any Affiliated Person of the Trust, investment adviser, investment sub-adviser, distributor or transfer agent for the Trust or with any Interested Person of such Affiliated Person or other person; and the Trust may employ any such Affiliated Person or other person, or firm or company in which such Affiliated Person or other person is an Interested Person, as broker, legal counsel, registrar, investment adviser, investment sub-adviser, distributor, transfer agent, dividend disbursing agent, custodian or in any other capacity upon customary terms.

article V

INVESTMENT ADVISER, INVESTMENT SUB-ADVISER,
PRINCIPAL UNDERWRITER, ADMINISTRATOR, TRANSFER AGENT,
CUSTODIAN AND OTHER CONTRACTORS

Section 5.1 Certain Contracts. Subject to compliance with the provisions of the 1940 Act, but notwithstanding any limitations of present and future law or custom in regard to delegation of powers by trustees generally, the Trustees may, at any time and from time to time and without limiting the generality of their powers and authority otherwise set forth herein, enter into one or more contracts with any one or more corporations, trusts, associations, partnerships, limited partnerships, other type of organizations, or individuals to provide for the performance and assumption of some or all of the following services, duties and responsibilities to, for or of the Trust and/or the Trustees, and to provide for the performance and assumption of such other services, duties and responsibilities in addition to those set forth below as the Trustees may determine to be appropriate:

(a) Investment Adviser and Investment Sub-Adviser. The Trustees may in their discretion, from time to time, enter into an investment advisory or management contract or contracts with respect to the Trust whereby the other party or parties to such contract or contracts shall undertake to furnish the Trust with such management, investment advisory, statistical and research facilities and services and such other facilities and services, if any, and all upon such terms and conditions, as the Trustees may in their discretion determine. Notwithstanding any other provision of this Trust Instrument, the Trustees may authorize any investment adviser (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales or exchanges of portfolio securities, other investment instruments of the Trust, or other Trust Property on behalf of the Trustees, or may authorize any officer, agent, or Trustee to effect such purchases, sales or exchanges pursuant to recommendations of the investment adviser (and all without further action by the Trustees). Any such purchases, sales and exchanges shall be deemed to have been authorized by the Trustees.

The Trustees may authorize, subject to applicable requirements of the 1940 Act, the investment adviser to employ, from time to time, one or more sub-advisers to perform such of the acts and services of the investment adviser, and upon such terms and conditions, as may be agreed upon between the investment adviser and sub-adviser. Any reference in this Trust Instrument to the investment adviser shall be deemed to include such sub-advisers, unless the context otherwise requires.

(b) Principal Underwriter. The Trustees may in their discretion from time to time enter into an exclusive or non-exclusive underwriting contract or contracts providing for the sale of Shares, whereby the Trust may either agree to sell Shares to the other party to the contract or appoint such other party its sales agent for such Shares. In either case, the contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine and may also provide for the repurchase or sale of Shares by such other party as principal or as agent of the Trust.

(c) Administrator. The Trustees may in their discretion from time to time enter into one or more contracts whereby the other party or parties shall undertake to furnish the Trust with administrative services. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

(d) Transfer Agent. The Trustees may in their discretion from time to time enter into one or more transfer agency and Shareholder service contracts whereby the other party or parties shall undertake to furnish the Trust with transfer agency and Shareholder services. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

(e) Servicing Agent. The Trustees may in their discretion from time to time enter into one or more contracts whereby the other party or parties shall undertake to furnish the Trust with Trust and/or Shareholder services. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

(f) Fund Accounting. The Trustees may in their discretion from time to time enter into one or more contracts whereby the other party or parties undertakes to handle all or any part of the Trust’s accounting responsibilities, whether with respect to the Trust’s properties, Shareholders or otherwise. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

(g) Custodian and Depository. The Trustees may in their discretion from time to time enter into one or more contracts whereby the other party or parties undertakes to act as depository for and to maintain custody of the property of the Trust or any Class and accounting records in connection therewith. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

(h) Parties to Contract. Any contract described in this Article V hereof may be entered into with any corporation, firm, partnership, trust or association, although one or more of the Trustees or officers of the Trust may be an officer, director, trustee, shareholder, or member of such other party to the contract, and no such contract shall be invalidated or rendered void or voidable by reason of the existence of any relationship, nor shall any person holding such relationship be disqualified from voting on or executing the same in his capacity as Shareholder and/or Trustee, nor shall any person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Trust under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, provided that the contract when entered into was not inconsistent with the provisions of this Article V. The same person (including a firm, corporation, partnership, trust, or association) may be the other party to contracts entered into pursuant to this Article V, and any individual may be financially interested or otherwise affiliated with persons who are parties to any or all of the contracts mentioned in this Section 5.1.

article VI

SHAREHOLDER VOTING POWERS AND MEETINGS

Section 6.1 Voting. The Shareholders shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the 1940 Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V to the extent required by the 1940 Act; (c) with respect to termination of the Trust or a Class thereof to the extent required by applicable law; and (d) with respect to such additional matters relating to the Trust as may be required by this Trust Instrument, the By-laws or any registration of the Trust as an investment company under the 1940 Act with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable.

Notwithstanding any other provision of this declaration, on any matter submitted to a vote of Shareholders, unless the Trustees determine otherwise, all Shares of all Classes then entitled to vote shall be voted in aggregate, provided, however, that: (a) as to any matter with respect to which a separate vote of any Class is required by the 1940 Act or other applicable law or is required by attributes applicable to any Class, such requirements as to a separate vote by that Class shall apply; (b) unless the Trustees determine that this clause (b) shall not apply in a particular case, to the extent that a matter referred to in clause (a) above affects more than one Class and the interests of each such Class in the matter are identical, then the Shares of all such affected Classes shall vote as a single class; and (c) as to any matter which does not affect the interests of a particular Class, only the holders of Shares of the one or more affected Classes shall be entitled to vote. A Shareholder of each Class shall be entitled to one vote for each Share of such Class on any matter on which such Shareholder is entitled to vote. A Shareholder of each Class shall be entitled to a proportionate fractional vote for each fractional Share of such Class on any matter on which such Shareholder is entitled to vote. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy or in any manner provided for in the By-laws. A proxy may be given in writing, by telefax, other electronic means or in any other manner provided for in the By-laws. Anything in this Trust Instrument to the contrary notwithstanding, in the event a proposal by anyone other than the officers or Trustees of the Trust is submitted to a vote of the Shareholders of the Trust or one or more Classes thereof, or in the event of any proxy contest or proxy solicitation or proposal in opposition to any proposal by the officers or Trustees of the Trust, Shares may be voted only in person or by written proxy. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required or permitted by law, this Trust Instrument or any of the By-laws of the Trust to be taken by Shareholders.

Section 6.2 Meetings. Meetings of Shareholders (including meetings involving only the holders of Shares of one or more but less than all the Classes) may be called by the Trustees from time to time to be held at such place within or without the State of Delaware, and on such date as may be designated in the call thereof for the purpose of taking action upon any matter as to which the vote or authority of the Shareholders of any Class or of the Trust is required or permitted as provided in Section 6.1. Special meetings of the Shareholders may be called by the Trustees. To the extent required by the 1940 Act, special meetings of the Shareholders for the purpose of removing one or more Trustees shall be called by the Trustees upon the written request of Shareholders owning at least 10 percent (10%) of the Outstanding Shares of all Classes entitled to vote. Notice shall be sent, postage prepaid, by mail or such other means determined by the Trustees, at least 7 days prior to any such meeting.

Section 6.3 Quorum and Required Vote. Unless a larger percentage is required by law, by any provision of this Trust Instrument or by the Trustees, one-third of the Shares entitled to vote in person or by proxy on a particular matter shall be a quorum for the transaction of business at a Shareholders’ meeting with respect to that matter. Any lesser number shall be sufficient for adjournments. Any adjourned session or sessions may be held without the necessity of further notice. Except when a larger vote is required by law, by any provision of this Trust Instrument or by the Trustees, a majority of the Shares voted in person or by proxy on a particular matter at a meeting at which a quorum is present shall decide any questions with respect to that matter and a plurality shall elect a Trustee.

Section 6.4  Action by Written Consent. Subject to the provisions of the 1940 Act and other applicable law, any action taken by Shareholders may be taken without a meeting if a majority of the Shares entitled to vote on the matter (or such larger proportion thereof as shall be required by law, by any provision of this Trust Instrument or by the Trustees) consent to the action in writing. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders. The Trustees may adopt additional rules and procedures regarding the taking of Shareholder action by written consents.

article VII

DISTRIBUTIONS AND REPURCHASES

Section 7.1 Distributions.

(a) The Trustees may from time to time declare and pay dividends or other distributions with respect to any Class. The amount of such dividends or distributions and the payment of them and whether they are in cash or any other Trust Property shall be wholly in the discretion of the Trustees.

(b) Dividends and other distributions may be paid or made to the Shareholders of record at the time of declaring a dividend or other distribution or among the Shareholders of record at such other date or time or dates or times as the Trustees shall determine, which dividends or distributions, at the election of the Trustees, may be paid pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine. All dividends and other distributions on Shares of a particular Class shall be distributed pro rata to the Shareholders of that Class in proportion to the number of Shares of that Class they held on the record date established for such payment, except that in connection with any dividend or distribution program or procedures the Trustees may determine that no dividend or distribution shall be payable on Shares as to which the Shareholder’s purchase order and/or payment in the prescribed form has not been received by the time or times established by the Trustees under such program or procedure. The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or related plans as the Trustees shall deem appropriate.

(c) Anything in this Trust Instrument to the contrary notwithstanding, the Trustees may at any time declare and distribute a stock dividend pro rata among the Shareholders of a particular Class, as of the record date of that Class fixed as provided in Section (b) hereof. The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.

Section 7.2  Transfer of Shares.

(a) Any Shares held by a Shareholder may be transferred only (1) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Shareholder or (2) with the consent of the Trustees (which may be withheld in the Trustees’ sole and absolute discretion). If a Shareholder transfers Shares with the approval of the Trustees, the Trustees will as promptly as practicable take all necessary actions so that each transferee or successor to whom or to which the Shares are transferred is admitted to the Trust as a Shareholder. The admission of any transferee as a substituted Shareholder will be effective upon the execution and delivery by, or on behalf of, the substituted Shareholder of an investor application form. Each Shareholder and transferee agrees to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Trust in connection with any transfer. In connection with any request to transfer Shares, the Trust may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Trustees as to such matters as the Trustees may reasonably request. If a Shareholder transfers all of its Shares, it will not cease to be a Shareholder unless and until the transferee is admitted to the Trust as a substituted Shareholder in accordance with this Section 7.2(a). Any transfer of Shares permitted under this Section 7.2(a) will be effected in accordance with the provisions of Section 2.4 hereof. Pursuant to Section 4.1(k) hereof, the Trustees hereby delegate to the officers of the Trust all power and authority to approve and effect transfers of Shares pursuant to this Section 7.2(a).

(b) Each Shareholder will indemnify and hold harmless the Trust, the Trustees, each other Shareholder and any Affiliated Person of the Trust, the Trustees, the investment adviser, any sub-adviser and each of the other Shareholders against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which these Persons may become subject by reason of or arising from (1) any transfer made by the Shareholder in violation of this Section 7.2 and (2) any misrepresentation by the transferring Shareholder or substituted Shareholder in connection with the transfer. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Trust in connection with the transfer, by setting off such charges due from such Shareholder from declared but unpaid dividends or distributions owed such Shareholder and/or by reducing the number of shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

Section 7.3  Repurchases. Unless the Trustees otherwise determine with respect to a particular Class at the time of establishing and designating the same, each Shareholder of a particular Class shall have the right at such times as may be permitted by the Trustees to require the Trust to repurchase (out of the assets belonging to the applicable Class) all or any part of his Shares at the net asset value thereof as of the repurchase pricing date established by the Trustees, less any repurchase fee established by the Trustees in their discretion, and subject to such conditions as the Trustees may determine, which may include establishing a maximum amount of Shares that may be repurchased and prorating Shares tendered for repurchase if the repurchase is oversubscribed. Payment for said Shares may be made in cash, by promissory note or wholly or partly in kind if the Trustees determine that such payment is advisable in the interest of the remaining Shareholders. Subject to the foregoing, the fair value, selection and quantity of securities or other property so paid or delivered as all or part of the repurchase price shall be determined by or under authority of the Trustees. In no case shall the Trust be liable for any delay of any corporation or other Person in transferring securities selected for delivery as all or part of any payment in kind.

Section 7.4  Redemptions at the Option of the Trust. The Trust shall have the right at its option and at any time to redeem Shares of any Shareholder at the net asset value thereof, unless otherwise permitted by the 1940 Act, for any reason under the terms established by the Trustees from time to time including but not limited to: (i) if at such time such Shareholder owns Shares having an aggregate net asset value of less than an amount determined from time to time by the Trustees; (ii) to the extent that such Shareholder owns Shares equal to or in excess of a percentage of the outstanding Shares determined from time to time by the Trustees; (iii) the failure of a Shareholder to supply a tax identification number or other identification or if the Trust is unable to verify a Shareholder’s identity; (iv) the failure of a Shareholder to pay when due the purchase price of Shares; (v) when the Trust is requested or compelled to do so by governmental authority; or (vi) the determination by the Trustees or pursuant to policies and procedures adopted by the Trustees that ownership of Shares is not in the best interest of the remaining Shareholders of the Trust or applicable Class.

Section 7.5 Suspension of the Right of Repurchase. The Trustees may declare a suspension of the right of repurchase or postpone the date of payment as permitted under the 1940 Act. Such suspension shall take effect at such time as the Trustees shall specify and thereafter there shall be no right of repurchase or payment until the Trustees shall declare the suspension at an end. In the event that the Trust is divided into Classes, the provisions of this Section 7.5, to the extent applicable as determined in the discretion of the Trustees and consistent with the 1940 Act, may be equally applied to each such Class.

Section 7.6 Redemption of Shares to Qualify as a Regulated Investment Company. If the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of Shares has or may become concentrated in any Person to an extent that would disqualify the Trust as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), then the Trustees shall have the power (but not the obligation) by lot or other means deemed equitable by them (i) to call for redemption by any such Person of a number, or principal amount, of Shares sufficient to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for such qualification and (ii) to refuse to transfer or issue Shares to any Person whose acquisition of Shares in question would result in such disqualification. The redemption shall be effected at the redemption price and in the manner provided herein. The holders of Shares shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares as the Trustees deem necessary to comply with the requirements of any taxing authority.

Section 7.7 Net Asset Value. The Net Asset Value of each outstanding Share of any Class shall be the quotient obtained by dividing (a) the value of the net assets belonging to that Class less the liabilities belonging to such Class by (b) the total number of Shares of that Class outstanding, all determined in accordance with the methods and procedures, including without limitation those with respect to rounding, established by the Trustees from time to time.

article VIII

LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 8.1 Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification. The Trust shall indemnify each of its Trustees, officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative, regulatory, or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4 Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Section 8.5  Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

article IX

MISCELLANEOUS

Section 9.1 Trust Not a Partnership. It is hereby expressly declared that a trust and not a partnership is created hereby. All persons extending credit to, contracting with or having any claim against the Trust or any Class shall look only to the assets of the Trust or such Class for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Section 9.2 Trustees’ and Officers’ Good Faith Action, Expert Advice, No Bond or Surety. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. Subject to the provisions of Article VIII: (i) the Trustees and officers shall not be responsible or liable in any event for any neglect or wrongdoing of any agent, employee, consultant, adviser, administrator, distributor or principal underwriter, custodian or transfer, dividend disbursing, shareholder servicing or accounting agent of the Trust, nor shall any Trustee or officer be responsible for the act or omission of any other Trustee; (ii) the Trustees and officers may take advice of counsel or other experts with respect to the meaning and operation of this Trust Instrument and their duties as Trustees or officers, as applicable, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) in discharging their duties, the officers, when acting in good faith shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees and/or officers by any independent public accountant or (with respect to the subject matter of the contract involved) any officer, director, partner or responsible employee of a contracting party appointed by the Trustees; and (iv) in discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by the Trustees, any independent public accountant, and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of a contracting party appointed by the Trustees. The Trustees and officers as such shall not be required to give any bond or surety or any other security for the performance of their duties.

Section 9.3 Establishment of Record Dates. The Trustees may close the Share transfer books of the Trust for a period not exceeding one hundred twenty (120) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividends or other distributions, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect; or in lieu of closing the stock transfer books as aforesaid, the Trustees may fix in advance a date, not exceeding one hundred twenty (120) days preceding the date of any meeting of Shareholders, or the date for payment of any dividend or other distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or other distribution, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of Shares, and in such case such Shareholders and only such Shareholders as shall be Shareholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend or other distribution, or to receive such allotment or rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any such record date fixed as aforesaid.

Section 9.4 Dissolution and Termination of Trust.

(a) This Trust shall continue without limitation of time but subject to the provisions of sub-sections (b) and (c) of this Section 9.4.

(b) Notwithstanding anything in Section 9.5 to the contrary, the Trustees may without Shareholder approval (unless such approval is required by the 1940 Act) in dissolution of the Trust or any Class, liquidate, reorganize or dissolve the Trust or any Class in any manner or fashion not inconsistent with applicable law, including, without limitation,

(i)	sell and convey all or substantially all of the assets of the Trust or any Class to another trust, partnership, limited liability company, association or corporation, or to a separate series or class of shares thereof, organized under the laws of any state or jurisdiction, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust or any Class, and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, limited liability company, association or corporation or of a series thereof; or

(ii)	at any time sell and convert into money all of the assets of the Trust or any Class.

Following a sale or conversion in accordance with the foregoing sub-Section 9.4(b)(i) or (ii), and upon making reasonable provision, in the determination of the Trustees, for the payment of all liabilities of the Trust or the affected Class as required by applicable law, by such assumption or otherwise, the Shareholders of each Class involved in such sale or conversion shall be entitled to receive, as a Class, when and as declared by the Trustees, the excess of the assets allocated to that Class over the liabilities allocated to such Class. The assets so distributable to the Shareholders of any particular Class shall be distributed among such Shareholders in proportion to the number of Shares of that Class held by them and recorded on the books of the Trust.

(c) Upon completion of the distribution of the remaining proceeds or the remaining assets as provided in sub-section (b), the Trust (in the case of a sale or conversion with respect to the Trust) or any affected Class shall terminate and the Trustees and the Trust or any affected Class shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to the Trust or such affected Class shall be cancelled and discharged.

Upon termination of the Trust, following completion of winding up of its business, the Trustees shall cause a certificate of cancellation of the Trust’s certificate of trust to be filed in accordance with the Act, which certificate of cancellation may be signed by any one Trustee.

Section 9.5  Merger, Consolidation, Incorporation. Anything in this Trust Instrument to the contrary notwithstanding, the Trustees, in order to change the form of organization and/or domicile of the Trust, may, without prior Shareholder approval, (i) cause the Trust to merge or consolidate with or into one or more trusts, partnerships, limited liability companies, associations or corporations which is or are formed, organized or existing under the laws of a state, commonwealth possession or colony of the United States, or (ii) cause the Trust to incorporate under the laws of Delaware. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of the Trustees. Pursuant to and in accordance with the provisions of Section 3815(f) of the Act, and notwithstanding anything to the contrary contained in this Trust Instrument, an agreement of any merger or consolidation approved in accordance with this Section 9.5 may effect any amendment to the Trust Instrument or effect the adoption of a new trust instrument of the Trust if it is the surviving or resulting trust in the merger or consolidation. Any merger or consolidation of the Trust other than as described in the foregoing provisions of this Section 9.5 shall, in addition to the approval of the Trustees, require a Majority Shareholder Vote. Nothing in this Section 9.5 shall require, however, Shareholder approval of any transaction whereby the Trust or any Class thereof acquires or assumes all or any part of the assets and liabilities of any other entity.

Section 9.6 Filing of Copies, References, Headings. The original or a copy of this Trust Instrument and of each amendment hereof or Trust Instrument supplemental hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer or Trustee of the Trust as to whether or not any such amendments or supplements have been made and as to any matters in connection with the Trust hereunder, and with the same effect as if it were the original, may rely on a copy certified by an officer or Trustee of the Trust to be a copy of this Trust Instrument or of any such amendment or supplemental Trust Instrument. In this Trust Instrument or in any such amendment or supplemental Trust Instrument, references to this Trust Instrument, and all expressions like “herein,” “hereof” and “hereunder,” shall be deemed to refer to this Trust Instrument as amended or affected by any such supplemental Trust Instrument. All expressions like “his,” “he” and “him,” shall be deemed to include the feminine and neuter, as well as masculine, genders. Headings are placed herein for convenience of reference only and in case of any conflict, the text of this Trust Instrument rather than the headings, shall control. This Trust Instrument may be executed in any number of counterparts each of which shall be deemed an original.

Section 9.7 Applicable Law. The trust set forth in this instrument is made in the State of Delaware, and the Trust and this Trust Instrument, and the rights and obligations of the Trustees and Shareholders hereunder, are to be governed by and construed and administered according to the Act and the laws of said State; provided, however, that there shall not be applicable to the Trust, the Trustees or this Trust Instrument (a) the provisions of Section 3540 of Title 12 of the Delaware Code or (b) any provisions of the laws (statutory or common) of the State of Delaware (other than the Act) pertaining to trusts which relate to or regulate: (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding of trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument. The Trust shall be of the type commonly called a “statutory trust,” and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust under Delaware law. The Trust specifically reserves the right to exercise any of the powers or privileges afforded to trusts or actions that may be engaged in by trusts under the Act, and the absence of a specific reference herein to any such power, privilege or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

Section 9.8 Amendments. Except as specifically provided herein, the Trustees may, without Shareholder vote, amend or otherwise supplement this Trust Instrument by making an amendment, a Trust Instrument supplemental hereto or an amended and restated trust instrument. Shareholders shall have the right to vote: (i) on any amendment which would affect their right to vote granted in Section 6.1, (ii) on any amendment to this Section 9.8, (iii) on any amendment for which such vote is required by law and (iv) on any amendment submitted to them by the Trustees. Any amendment required or permitted to be submitted to Shareholders which, as the Trustees determine, shall affect the Shareholders of one or more Classes shall be authorized by vote of the Shareholders of each Class affected and no vote of shareholders of a Class not affected shall be required. Anything in this Trust Instrument to the contrary notwithstanding, any amendment to Article VIII hereof shall not limit the rights to indemnification or insurance provided therein with respect to action or omission of any persons protected thereby prior to such amendment.

Section 9.9 Fiscal Year. The fiscal year of the Trust shall end on a specified date as determined from time to time by the Trustees.

Section 9.10 Provisions in Conflict with Law. The provisions of this Trust Instrument are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Trust Instrument; provided, however, that such determination shall not affect any of the remaining provisions of this Trust Instrument or render invalid or improper any action taken or omitted prior to such determination. If any provision of this Trust Instrument shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.

Section 9.11 Allocation of Certain Expenses. Each Shareholder will, at the discretion of the Trustees, indemnify the Trust against all expenses and losses resulting from indebtedness incurred in connection with facilitating (i) requests pending receipt of the collected funds from investments sold on the date of such Shareholder’s redemption request; (ii) redemption requests from such Shareholder who has also notified the Trust of its intention to deposit funds in its accounts on the date of said redemption request; or (iii) the purchase of investments pending receipt of collected funds from such Shareholder who has notified the Trust of its intention to deposit funds in its accounts on the date of the purchase of the investments.

Section 9.12 Delivery by Electronic Transmission or Otherwise. Notwithstanding any provision in this Declaration of Trust to the contrary, any notice, proxy, vote, consent, instrument or writing of any kind referenced in, or contemplated by, this Declaration of Trust or the By-Laws may, in the sole discretion of the Trustees, be given, granted or otherwise delivered by electronic transmission (within the meaning of the Act), including via the internet, or in any other manner permitted by applicable law. All requirements in this Declaration of Trust that any writing be signed shall be deemed to be satisfied by any electronic transmission in such form that is acceptable to the Trustees.

IN WITNESS WHEREOF, the undersigned, being the Trustees of the Trust, have executed this Declaration of Trust as of the 14th day of December, 2020.

/s/ Andrew Schardt
Andrew Schardt, as Trustee and not individually

/s/ Thomas J. Allingham II
Thomas J. Allingham II, as Trustee and not individually

/s/ Holly Flanagan
Holly Flanagan, as Trustee and not individually

/s/ Jeffrey P. Ladouceur
Jeffrey P. Ladouceur, as Trustee and not individually

/s/ Frederick W. Shaw
Frederick W. Shaw, as Trustee and not individually

STATEMENT OF ADDITIONAL INFORMATION

Hamilton Lane Private Assets Fund

Dated July 29, 2021

c/o Hamilton Lane Advisors, L.L.C.

110 Washington Street, Ste 1300

Conshohocken, Pennsylvania

(888) 882-8212

This Statement of Additional Information (“SAI”) is not an offering memorandum. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of Hamilton Lane Private Assets Fund (the “Fund”) dated July 29, 2021, as it may be further amended or supplemented from time to time. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

INVESTMENT POLICIES AND PRACTICES	1
FUNDAMENTAL POLICIES	1
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND THE RELATED RISKS	2
BOARD OF TRUSTEES AND OFFICERS	11
CODES OF ETHICS	18
INVESTMENT MANAGEMENT AND OTHER SERVICES	18
PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION	25
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL	25
CUSTODIAN	25
CALCULATION OF NET ASSET VALUE	26
PROXY VOTING POLICIES AND PROCEDURES	26
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	26
FINANCIAL STATEMENTS	26
ADDITIONAL INFORMATION	27
APPENDIX A	A-1
APPENDIX B	B-1

INVESTMENT POLICIES AND PRACTICES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time the Shares are the only outstanding voting securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (the “Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:

1)	Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

2)	Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

4)	Make loans, except through purchasing fixed-income securities (including whole loans, whether senior or subordinated, “Payment-In-Kind” or “PIK” securities, other mezzanine securities or participations in any of the foregoing), lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

5)	Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

6)	Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

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7)	Invest 25% or more of the value of its total assets in the securities of issuers that the Adviser determines are engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation. This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool). The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and the transactions of the Portfolio Funds, but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets).

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND THE RELATED RISKS

As discussed in the Prospectus, the Fund’s investments consist primarily of: (i) direct investments in the equity or debt of a company (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) primary subscriptions to closed-end private funds, including without limitation, funds-of-funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”); (iii) secondary purchases of Portfolio Funds managed by Portfolio Fund Managers and other private assets (together, “Secondary Investments”); (iv) investments in listed private equity companies, funds or other vehicles (“Listed PE Investments”); or (v) programmatic investment relationships with asset managers outside of their commingled private funds (“Opportunistic Investments”). This section provides additional information about various types of investments and investment techniques that may be employed by the Fund or by Portfolio Funds in which the Fund invests. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund or of the Portfolio Funds; however, there is no limit on the types of investments the Portfolio Funds may make and certain Portfolio Funds may use such investments or techniques extensively. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above) and (iii) that all such investments will be subject to related risks, which can be substantial.

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Equity Securities

The Fund’s and/or a Portfolio Fund’s portfolio may include investments in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. The Fund and/or a Portfolio Fund also may invest in depositary receipts relating to foreign securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities. Given the private markets focus of the Fund, there is expected to be no liquid market for a majority of such investments.

Common Stock

Common stock or other common equity issued by a corporation or other entity generally entitles the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stock

Preferred stock or other preferred equity generally has a preference as to dividends and, in the event of liquidation, to an issuer’s assets, over the issuer’s common stock or other common equity, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock, or other securities that may be converted into or exchanged for a specified amount of common equity of the same or different issuer within a specified period of time at a specified price or based on a specified formula. In many cases, a convertible security entitles the holder to receive interest or a dividend that is generally paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields (i.e., rates of interest or dividends) than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock into which they are convertible due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. The Fund’s and/or the Portfolio Funds’ investments in convertible securities are expected to primarily be in private convertible securities, but may be in public convertible securities.

The value of a convertible security is primarily a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (determined by reference to the security’s anticipated worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security’s value. If the conversion value is low relative to the investment value, the convertible security is valued principally by reference to its investment value. To the extent the value of the underlying common stock approaches or exceeds the conversion value, the convertible security will be valued increasingly by reference to its conversion value. Generally, the conversion value decreases as the convertible security approaches maturity. Where no market exists for a convertible security and/or the underlying common stock, such investments may be difficult to value. A public convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

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A convertible security may in some cases be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security is called for redemption, the holder will generally have a choice of tendering the security for redemption, converting it into common stock prior to redemption, or selling it to a third party. Any of these actions could have a material adverse effect and result in losses to the Fund.

Derivative Instruments

Although not a principal investment strategy, the Fund or the Portfolio Funds may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset. Following are descriptions of certain derivatives that the Portfolio Funds may use. The same descriptions apply to the Fund, mutatis mutandis, to the extent that it engages in derivatives transactions. Certain risks associated with derivatives are described under “INVESTMENT RELATED RISKS—Derivative Instruments” in the Prospectus.

Options and Futures

A Portfolio Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Portfolio Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Fund also may include options on baskets of specific securities.

A Portfolio Fund may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes the Portfolio Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security. The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security. The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The seller of a put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security. The sale of such an option exposes the Portfolio Fund during the term of the option to a decline in price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

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A Portfolio Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Portfolio Fund would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased. However, if deemed advantageous, the Portfolio Fund would be entitled to exercise the option.

A Portfolio Fund may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists, and an investor may look only to the broker for performance of the contract. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Portfolio Funds may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures. In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting from that contract, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, Portfolio Funds may also trade certain futures either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. In addition, certain single stock futures and narrow-based security index futures may be traded over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Portfolio Fund that could materially adversely affect the net asset value of the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Fund to substantial losses, which may result in losses to the Fund. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that each Portfolio Fund may indirectly hold or control in certain particular futures or options contracts. Many of the major U.S. exchanges have eliminated speculative position limits and have substituted position accountability rules that would permit the Portfolio Funds to trade without restriction as long as such Portfolio Funds can demonstrate the positions acquired were not acquired for the purpose of manipulating the market.

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Successful use of futures by a Portfolio Fund depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The prices of all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which a Portfolio Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds are also subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

A stock index future obligates a Portfolio Fund to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indexes

A Portfolio Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Fund of options on stock indexes will be subject to the ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options

A Portfolio Fund may enter into options on the yield “spread” or differential between two securities. Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

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Rights and Warrants

A Portfolio Fund may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that a Portfolio Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable a Portfolio Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Portfolio Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Swaps

A Portfolio Fund may enter into equity, interest rate, index, currency rate, total return and/or other types of swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index).

Interest Rate, Mortgage and Credit Swaps

A Portfolio Fund may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

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Equity Index Swaps

A Portfolio Fund may enter into equity index swaps. Equity index swaps involve the exchange by a Portfolio Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. A Portfolio Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps

A Portfolio Fund may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity that involves special investment techniques and risks. Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Portfolio Fund’s performance. If there is a default by the other party to such a transaction, the Portfolio Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps

A Portfolio Fund may enter into total return swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if a Portfolio Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Swaptions

A Portfolio Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.” A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

Certain swap agreements into which a Portfolio Fund enters may require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Portfolio Fund’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps consists of the net amount of the payments that the Portfolio Fund is contractually obligated to make. If the other party to a swap defaults, the Portfolio Fund’s risk of loss consists of the net amount of the payments that the Portfolio Fund contractually is entitled to receive.

Distressed Securities

The Fund or a Portfolio Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Portfolio Fund of the security in respect to which such distribution was made.

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Additional Method of Investing in a Portfolio Fund

The Fund will typically invest directly in a Portfolio Fund by purchasing an interest in such Portfolio Fund. There may be situations, however, where a Portfolio Fund is not open or available for direct investment by the Fund or where the Adviser elects for other reasons to invest indirectly in a Portfolio Fund (including, without limitation, restrictions of the Investment Company Act). On occasions where the Adviser determines that an indirect investment is the most effective or efficient means of gaining exposure to a Portfolio Fund, the Fund may invest in a Portfolio Fund indirectly, such as by purchasing a structured note or entering into a swap or other contract paying a return tied to the return of a Portfolio Fund. In the case of a structured note or a swap, a counterparty would agree to pay to the Fund a return based on the return of the Portfolio Fund, in exchange for consideration paid by the Fund equivalent to the cost of purchasing an ownership interest in the Portfolio Fund. Indirect investment through a swap or similar contract in a Portfolio Fund carries with it the credit risk associated with the counterparty. Indirect investments will generally be subject to transaction and other fees, which will reduce the value of the Fund’s investment. There can be no assurance that the Fund’s indirect investment in a Portfolio Fund will have the same or similar results as a direct investment in the Portfolio Fund, and the Fund’s value may decrease as a result of such indirect investment. When the Fund makes an indirect investment in a Portfolio Fund by investing in a structured note, swap, or other contract intended to pay a return equal to the total return of such Portfolio Fund, such investment by the Fund may be subject to additional regulations.

Cyber Security Risk

The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Adviser, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of Shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private Shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for the issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund to lose value. The Fund and the Adviser have limited ability to prevent or mitigate cybersecurity incidents affecting third party service providers, and such third-party service providers may have limited indemnification obligations to the Fund or the Adviser.

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Pandemic Risk

The continuing spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets and may adversely affect the Fund’s investments and operations. The outbreak was first detected in December 2019 and subsequently spread globally. The transmission of COVID-19 and efforts to contain its spread have resulted in international and domestic travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff reductions), supply chains and consumer activity, as well as general concern and uncertainty that has negatively affected the economic environment. These disruptions have led to instability in the marketplace, including stock and credit market losses and overall volatility. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.

The Fund and Adviser have in place business continuity plans reasonably designed to ensure that they maintain normal business operations, and that the Fund, its portfolio and assets are protected. However, in the event of a pandemic or an outbreak, such as COVID-19, there can be no assurance that the Fund, its Adviser and service providers, or the Fund’s portfolio companies, will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. A pandemic or disease could also impair the information technology and other operational systems upon which the Fund’s Adviser relies and could otherwise disrupt the ability of the Fund’s service providers to perform essential tasks.

To satisfy any repurchase requests during periods of extreme volatility, such as those associated with COVID-19, it is more likely the Fund will be required to dispose of portfolio investments at unfavorable prices compared to their intrinsic value. In addition, any repurchase completed while the Fund has unrealized losses may cause the investors whose shares were repurchased to crystalize their losses even if such unrealized losses do not ultimately convert into realized losses. You should review this prospectus and the SAI to understand the Fund’s discretion to implement temporary defensive measures.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund’s investments, the Fund and your investment in the Fund. In certain cases, an exchange or market may close or issue trading halts on either specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price its investments.

Governmental authorities and regulators throughout the world, such as the U.S. Federal Reserve, have in the past responded to major economic disruptions with changes to fiscal and monetary policy, including but not limited to, direct capital infusions, new monetary programs and dramatically lower interest rates. Certain of those policy changes are being implemented in response to the COVID-19 pandemic. Such policy changes may adversely affect the value, volatility and liquidity of dividend and interest paying securities. The effect of recent efforts undertaken by the U.S. Federal Reserve to address the economic impact of the COVID-19 pandemic, such as the reduction of the federal funds target rate, and other monetary and fiscal actions that may be taken by the U.S. federal government to stimulate the U.S. economy, are not yet fully known. Although vaccines for COVID-19 are becoming more widely available, the duration of the COVID-19 outbreak and its full impacts are also unknown, and the pace of recovery may vary from market to market, resulting in a high degree of uncertainty for potentially extended periods of time, especially in certain sectors in which the Fund may make investments.

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BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s amended and restated agreement and declaration of trust (“Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The trustees of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “Board of Trustees and Officers—Independent Trustees” and “Board of Trustees and Officers—Interested Trustees and Officers.”

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Thomas J. Allingham II

Mr. Allingham has been a Trustee of the Fund since the Fund’s inception. Mr. Allingham has over 30 years of legal and business leadership experience.

Holly Flanagan

Ms. Flanagan has been a Trustee of the Fund since the Fund’s inception. Ms. Flanagan has over 20 years of financial services and business development and strategy experience.

Jeffrey P. Ladouceur

Mr. Ladouceur has been a Trustee of the Fund since the Fund’s inception. Mr. Ladouceur has more than 20 years of investment industry experience.

Andrew Schardt

Mr. Schardt has been a Trustee of the Fund since the Fund’s inception. Mr. Schardt has over 15 years of industry experience.

Frederick W. Shaw

Mr. Shaw has been a Trustee of the Fund since the Fund’s inception. Mr. Shaw has more than 20 years of compliance and industry experience.

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INDEPENDENT TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Thomas J. Allingham II Birth Year: 1953 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired. Partner, Skadden, Arps, Slate, Meagher & Flom LLP (law firm) (1983 – 2016)	1	Hamilton Lane Alliance Holdings I, Inc. (since 2021)
Holly Flanagan Birth Year: 1971 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Managing Director of Gabriel Investments (venture capital firm) (since 2013)	1	Hamilton Lane Alliance Holdings I, Inc. (since 2021); FS Credit Income Fund (since 2017); and FS Multi-Alternative Income Fund (since 2018)
Jeffrey P. Ladouceur Birth Year: 1970 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Director of SEI Investments (financial services company) (since 2010)	1	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

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INTERESTED TRUSTEES AND OFFICERS

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Andrew Schardt Birth Year: 1978 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee and President	Since Inception	Managing Director and Global Head of Direct Credit at Hamilton Lane Advisors, L.L.C. (since 2008)	1	N/A
Frederick W. Shaw Birth Year: 1975 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee and Assistant Secretary	Since Inception	Chief Risk Officer (since April 2020); Managing Director, Head of Risk, Compliance and Strategic Integrations (2019 – 2020); Managing Director, Global Chief Compliance and Anti-Money Laundering Officer (2017 – 2019); and Principal, Director of Compliance (2011 – 2017) at Hamilton Lane Advisors, L.L.C.	1	N/A
Elina Magid Birth Year: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Head of Fund Accounting at Hamilton Lane Advisors, L.L.C. (since 2017); Senior Manager at Deloitte & Touche LLP (2002 – 2017)	N/A	N/A
Adam B. Shane Birth Year: 1983 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception	Attorney at Hamilton Lane Advisors, L.L.C. (since 2014)	N/A	N/A

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NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Allison Callahan Birth Year: 1981 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Assistant Secretary	Since March 2020	Funds Product Associate at Hamilton Lane Advisors, L.L.C. (since 2020); Sales Associate at Coventry (life insurance firm) (January 2020 – November 2020); Manager at Hartford Funds (registered investment company) (2014 – 2019)	N/A	N/A
Gerard Scarpati Birth Year: 1955 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Compliance Director at Vigilant Compliance, LLC (investment management solutions firm) (since 2010)	N/A	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Declaration of Trust. The Board is currently composed of five members, three of whom are Independent Trustees. The Board will meet in-person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in-person prior to and during each quarterly in-person board meeting. As described below, the Board has established an audit committee (the “Audit Committee”), a nominating committee (the “Nominating Committee”), and a valuation committee (the “Valuation Committee”), and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

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The Board has appointed Jeffrey P. Ladouceur, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Chief Financial Officer and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian and distributor. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal period ended March 31, 2021, the Audit Committee met one time.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal period ended March 31, 2021, the Nominating Committee did not meet.

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Valuation Committee

The Board has formed a Valuation Committee that is responsible for reviewing fair valuations of securities held by the Fund in instances as required by the valuation procedures adopted by the Board and is responsible for carrying out the provisions of its charter. The Valuation Committee currently consists of each of the Fund’s Trustees. During the fiscal period ended March 31, 2021, the Valuation Committee met two times.

Trustee Ownership of Securities

As of December 31, 2020, none of the Trustees owned Shares of the Fund.

As of June 30, 2021, the Trustees and officers of the Fund as a group owned less than one percent of the outstanding shares of the Fund.

Independent Trustee Ownership of Securities of the Adviser

For the Independent Trustees and their immediate family members, the following table provides information regarding each class of securities owned beneficially in the Adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Adviser or principal underwriter of the Fund as of February 26, 2021:

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities(1)	Percent of Class
Thomas J. Allingham II	None	Hamilton Lane Alliance Holdings I, Inc. (sponsor is HL Alliance Holdings Sponsor LLC, an affiliate of the Adviser)	Class B	$--	0.5%
Holly Flanagan	None	Hamilton Lane Alliance Holdings I, Inc. (sponsor is HL Alliance Holdings Sponsor LLC, an affiliate of the Adviser)	Class B	$--	0.5%

(1) Mr. Allingham and Ms. Flanagan each hold 25,000 shares of Class B common stock. Shares of Class B common stock automatically convert into shares of Class A common stock at the time of the issuer’s initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like). The ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be further adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 15% of the sum of (i) the total number of all shares of common stock outstanding upon completion of the issuer’s initial public offering, plus (ii) all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the issuer’s initial business combination (excluding any shares of Class A common stock or equity-linked securities issued, or to be issued, to any seller in the initial business combination, and any private placement-equivalent warrants issued to the sponsor of the issuer or its affiliates upon conversion of loans made to the issuer).

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Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee a retainer of $20,000 per year. Trustees that are interested persons will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

The following table sets forth certain information regarding the compensation of the Funds’ Trustees.

Name of Trustee	Aggregate Compensation from the Fund(1)	Total Compensation from Funds and Fund Complex Paid to Trustees(2)
Thomas J. Allingham II	$20,000	$20,000

Holly Flanagan	$20,000	$20,000

Jeffrey P. Ladouceur	$20,000	$20,000

(1)	The compensation estimated to be paid by the Fund for the first full fiscal year for services to the Fund.

(2)	The total estimated compensation to be paid from the Fund and Fund Complex for a full calendar year.

CODES OF ETHICS

The Fund and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund and the Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Adviser

Hamilton Lane Advisors, L.L.C, a limited liability company, serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser with the SEC under the Advisers Act. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Adviser provides such services to the Fund pursuant to the investment management agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective on the Initial Closing Date and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING” in the Prospectus. The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s semi-annual report to Shareholders for the period ended September 30, 2021.

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The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, reckless disregard or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance bad faith, reckless disregard or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

The Fund pays the Adviser the Investment Management Fee in consideration of the advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Adviser a quarterly Investment Management Fee equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each month and will be due and payable in arrears within fifteen business days after the end of the quarter.

The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Because the Investment Management Fee is based on the Fund’s Managed Assets, any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares).

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the placement of Shares, including brokers or dealers that may be affiliated with the Adviser.

During the fiscal period from January 4, 2021 (Commencement of Operations) to March 31, 2021, the Investment Management Fee paid by the Fund to the Adviser was $541,641.

In addition, the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an additional amount that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (the “Incentive Fee”).

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The Incentive Fee shall be calculated in respect of each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (each, an " Applicable Investment") (i.e., on a deal-by-deal basis), whether or not such investments are made through any intermediate vehicle.

The Incentive Fee in respect of each Applicable Investment shall be calculated as follows:

(i) First, 100% of all proceeds (including both cash and non-cash proceeds) from such Applicable Investment received by the Fund ("Relevant Proceeds") shall be retained by the Fund until it has received Relevant Proceeds equal to:

(a) the acquisition cost of such Applicable Investment; plus

(b) an amount equal to the Preferred Return Rate, compounded annually, on the amounts originally invested by the Fund in such Applicable Investment, calculated from the time (or times) the Fund contributed capital in respect of such Applicable Investment until the Fund received Relevant Proceeds in respect of such Applicable Investment equal to this paragraph (i), taking into account the timing of the relevant cash flows;

(ii) Second, the Adviser will be entitled to amounts equal to 100% of further Relevant Proceeds received by the Fund with respect to such Applicable Investment until such time as the Adviser has received 12.50% multiplied by the sum of (x) the preferred return described in paragraph (i)(b) above and (y) the amounts distributed to the Adviser under this paragraph; and

(iii) Third, an additional amount equal to 12.50% multiplied by further Relevant Proceeds with respect to such Applicable Investment will be distributed to the Adviser and the remainder of further Relevant Proceeds with respect to such Applicable Investment shall be retained by the Fund.

For purposes of the foregoing, (A) the “Preferred Return Rate” equals (x) 8% per annum in respect of any Direct Equity Investment, Secondary Investment, Opportunistic Investment or Listed PE Investment and (y) 6% per annum in respect of any Direct Credit Investment, (B) all amounts "retained" by the Fund shall be available for immediate use by the Fund for payment of expenses, reinvestment or any other valid Fund purpose, and need not be held by the Fund as cash or in any other form for any length of time, but rather the Fund is free to use such amounts in any manner, (C) a single Secondary Investment may be comprised of a portfolio of underlying assets acquired in a single transaction or a series of related transactions as determined by the Adviser in its reasonable discretion, and assets acquired as part of a single secondary transaction may be treated as one or more separate Secondary Investments, and (D) the contributions to and distributions from an applicable investment will be based on the actual currency in which such amounts are made and will not reflect any hedging.

No Incentive Fee will be payable in respect of any Investments of the Fund in Primary Fund Investments, currency hedging transactions or cash equivalents.

During the fiscal period from January 4, 2021 (Commencement of Operations) to March 31, 2021, the Incentive Fee incurred by the Fund was $995,544.

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, the Incentive Fee, the Investment Management Fee and any acquired fund fees and expenses) do not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will have a term ending one-year from the date the Fund commences operations, and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

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During the fiscal period from January 4, 2021 (Commencement of Operations) to March 31, 2021, the amount of the fees waived or expenses reimbursed by the Adviser was $325,096. During the fiscal period from January 4, 2021 (Commencement of Operations) to March 31, 2021, the amount of the fees waived on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment was $0.

Investment Committees

The personnel of the Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are the members of the Evergreen Portfolio Committee. The Evergreen Portfolio Committee is composed of:

Brian Gildea | Head of Investments

Brian is Head of Investments at Hamilton Lane where he is responsible for oversight and management of all of Hamilton Lane’s investment activities. In addition, Brian serves on the firm’s Investment Committee and Operating Committee. Brian has more than 20 years of private equity investment experience. Prior to joining Hamilton Lane in 2009, Brian was a General Partner at Bear Stearns Merchant Banking, and prior to that, at Freeman Spogli & Co. Brian began his career as a Financial Analyst in the Mergers & Acquisitions Group at Salomon Brothers Inc. Brian Gildea received a B.S. in Business Administration from Georgetown University.

Michael Ryan | Managing Director

Mike serves as Managing Director and Head of Evergreen Portfolios, focused on the development and management of Hamilton Lane’s open-ended private markets solutions. In his prior role, Mike headed the Research group where his work informed portfolio construction, risk assessment and product structure across Hamilton Lane’s portfolios. Prior to joining Hamilton Lane in 2008, Mike was a Principal at Capital Z Investment Partners, where managed private equity investments in alternative asset managers. Previously, Mike worked in the Technology Investment Banking and Real Estate Investment Banking groups at Merrill Lynch. Mike received a B.A. in Economics and Computer Science from Williams College.

Richard Hope | Managing Director & Head of EMEA

Richard is a Managing Director and Head of EMEA on Hamilton Lane’s Global Investment Team and member of the Investment Committee. Richard heads the firm’s London office and focuses on both direct equity and credit and secondary transactions. Richard represents Hamilton Lane on several fund advisory boards and is a regular conference speaker.

21

Prior to joining Hamilton Lane in 2011, Richard worked as a Director with Alliance Trust Equity Partners, where he helped establish a private equity fund investment business together with making a number of direct investments.

Previously, Richard worked in the UK at Noble Group, where he was responsible for making and managing venture and growth capital investments. Richard received a B.Com. from the University of Edinburgh.

Andrew Schardt | Managing Director

Drew is a Managing Director at Hamilton Lane and Global Head of Direct Credit. In this capacity, Drew leads our Direct Credit Team and investment activities, and serves as a member of the Investment Committee In this capacity, Drew is active in the sourcing, due diligence and execution of credit-related investments. Prior to joining Hamilton Lane in 2008, Drew focused on principal investing and advisory activities while at TCG Advisors, an Aerospace & Defense-focused merchant bank. Previously, Drew held positions with Holberg, Inc., a diversified private holding company, and he began his career in investment banking at Banc of America Securities. Drew received an M.B.A from Duke University’s Fuqua School of Business and a bachelor’s degree in Economics from Cornell University.

Thomas Kerr | Managing Director

Tom is a Managing Director and the Global Head of Secondaries at Hamilton Lane. He is responsible for direction and oversight of the firm’s Secondary Investment platform and is a member of the Investment Committee. In this capacity, Tom is active in secondary deal sourcing and execution. In addition, Tom is a member of the firm’s Portfolio Strategic Group, which is responsible for directing the firm’s strategic investment approach. Tom began his career at Hamilton Lane in 1999 and most recently was a member of the Fund Investment Team, where he was responsible for due diligence of primary fund investment opportunities. Prior to this, Tom was responsible for the coordination and management of the firm’s client relationship activities. Prior to joining Hamilton Lane, Tom spent two years at BISYS Plan Services, where he was responsible for the investment activities of institutional defined benefit plans. Tom received an M.B.A. from Saint Joseph’s University and a B.S. in Finance from Rider University.

Jacqueline Rantanen | Managing Director

Jackie is a Managing Director and the head of Hamilton Lane’s Product Management Group, where she has responsibility for the firm’s Specialized funds including secondaries, direct equity, direct credit, and multi-strategy. Jackie is also an Investment Committee member. Jackie began her career with Hamilton Lane on the Fund Investment Team, and she has held roles in Relationship Management, PR and Marketing. Prior to joining Hamilton Lane in 1997, Jackie was a Corporate Finance Analyst for Comcast Corporation. Previously, she was a member of the Chemical Division’s Financial Analysis Department for Sunoco, Inc. Jackie received an M.B.A. from Villanova University and a B.S. from Drexel University.

Mario Giannini | Chief Executive Officer

Mario is the Chief Executive Officer of Hamilton Lane and sits on the firm's Investment Committees. He is responsible for the firm's strategic direction and oversees the development of the firm's management structure and process. Mario also plays a significant role in providing client services to the firm's numerous clients and in marketing the firm's products and services. In addition, Mario serves on several advisory boards on behalf of Hamilton Lane and its clients, including Thomas H. Lee, TPG Partners and Providence Equity Partners.

22

Mario received a J.D. from Boston College, a Master of Laws degree from the University of Virginia, and a B.A. from California State University.

Other Accounts Managed by the Portfolio Managers(1)

	Number of Other Accounts Managed and Total Value of Assets by Account Type for Which There is No Performance-Based Fee:			Number of Other Accounts and Total Value of Assets for Which Advisory Fee is Performance-Based:
	Registered investment companies	Other pooled investment vehicles	Other accounts	Registered investment companies	Other pooled investment vehicles	Other accounts
Mario Giannini	Zero Accounts	38 pooled investment vehicles, investing $9,991,612,910	42 accounts, investing $9,890,858,604	Zero accounts	33 pooled investment vehicles, investing $9,330,000,691	4 accounts, investing $965,735,440
Brian Gildea	Zero accounts	38 pooled investment vehicles, investing $9,991,612,910	42 accounts, investing $9,890,858,604	Zero accounts	61 pooled investment vehicles, investing $16,169,139,325	8 accounts, investing $1,806,470,880
Michael Ryan	Zero accounts	Zero accounts	Zero accounts	Zero accounts	1 pooled investment vehicle. investing $600,000,000	Zero accounts
Richard Hope	Zero accounts	Zero accounts	Zero accounts	Zero accounts	27 pooled investment vehicles, investing $7,525,210,792	4 accounts, investing $965,735,440
Andrew Schardt	Zero accounts	Zero accounts	Zero accounts	Zero accounts	9 pooled investment vehicles, investing $1,804,789,899	Zero accounts
Thomas Kerr	Zero accounts	Zero accounts	Zero accounts	Zero accounts	33 pooled investment vehicles, investing $9,330,000,691	4 accounts, investing $965,735,440
Jacqueline Rantanen	Zero accounts	38 pooled investment vehicles, investing $9,991,612,910	42 accounts, investing $9,890,858,604	Zero accounts	1 pooled investment vehicles, investing $600,000,000	Zero accounts

(1)	As of March 31, 2021. Investing amounts are determined based upon accounts of currently investing capital overseen by the investment committees that the above referenced portfolio managers are a member of.

The figures noted above represent the current commitment amounts of discretionary accounts overseen by the various Hamilton Lane Investment Committees of which the above noted individuals are members. This does not include the value of accounts that are no longer making investments/not in their investment period.

23

Conflicts of Interest

The Portfolio Managers may manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross-trading and the allocation of investment opportunities. The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

Compensation of the Portfolio Managers

A competitive base salary and a performance-based bonus structure are in place for all team members. Portfolio Managers, analysts, and other associates are paid a competitive base salary and discretionary bonus based on their fiduciary investment responsibilities, performance of the individual, and performance of the firm. The discretionary bonus structure gives the Adviser the ability to remain competitive under current market conditions affecting compensation across the industry. The discretionary bonus may be payable in both cash and equity. In addition, certain employees of the Adviser also receive carried interest from certain of the Adviser’s clients.

Investment Committee Ownership of Securities in the Fund

Name of Investment Committee Member	Dollar Range of Securities Beneficially Owned by Investment Committee Team Member (As of March 31, 2021 )
Mario Giannini	Over $1,000,000
Brian Gildea	$500,001-$1,000,000
Michael Ryan	$500,001-$1,000,000
Richard Hope	None
Andrew Schardt	$100,001-$500,000
Thomas Kerr	None
Jacqueline Rantanen	None

24

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

The Adviser generally selects brokers and dealers to effect transactions on behalf of the Fund in substantially the following manner.

In selecting brokers and dealers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. As described below, the Adviser may place orders with brokers that provide research services. Such transactions shall comply with the safe harbor (the “Safe Harbor”) under Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to the receipt of such services.

Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders with brokers that provide the Fund and the Adviser with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.

In most instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses. Given the private markets focus of a majority of the Portfolio Funds, significant brokerage commissions are not anticipated to be paid by such funds. During the fiscal period from January 4, 2021 (Commencement of Operations) to March 31, 2021, the Fund paid no brokerage commissions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Cohen & Company, Ltd., located at 151 North Franklin Street, Suite 575, Chicago, IL 60606, has been selected as independent registered public accounting firm for the Fund and in such capacity will audit the Fund’s annual financial statements.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

CUSTODIAN

UMB Bank, n.a., which has its principal office at 1010 Grand Blvd., Kansas City, MO 64106 (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian.

25

CALCULATION OF NET ASSET VALUE

The Fund calculates the net asset value as of the close of business on the last business day of each calendar month, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date. The net asset values of each class of shares will be calculated separately based on the fees and expenses applicable to such class. It is expected that the net asset values of Class R Shares, Class I Shares and Class D Shares will vary over time as a result of the differing fees and expenses applicable to each class.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix B to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (888) 882-8212 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of June 30, 2021, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Shares.

Name and Address	Percentage of Ownership
MASSACHUSETTS MUTUAL LIFE INSURANCE CO 1295 STATE ST SPRINGFIELD, MA 01111	59.33% of Shares
HAMILTON LANE ADVISORS, LLC 110 WASHINGTON ST, STE. 1300 CONSHOHOCKEN, PA 18428	17.87% of Shares
MARIO LUCIO GIANNINI c/o 110 WASHINGTON ST, STE. 1300 CONSHOHOCKEN, PA 18428	5.61% of Shares

Beneficial ownership is determined in accordance with the applicable rules of the SEC.

FINANCIAL STATEMENTS

Appendix A to this SAI provides financial information regarding the Fund. The Fund’s financial statements as of March 31, 2021 have been audited by Cohen & Company, Ltd. No financial statement information is presented for Class D Shares because Class D Shares did not commence operations as of March 31, 2021.

26

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

27

APPENDIX A

A-1

Hamilton Lane Private Assets Fund

Financial Statements

For the Period January 4, 2021 (commencement of operations)
through March 31, 2021

Hamilton Lane Private Assets Fund

For the Period January 4, 2021* through March 31, 2021

Report of Independent Registered Public Accounting Firm	2
Consolidated Schedule of Investments	3-6
Consolidated Statement of Assets and Liabilities	7
Consolidated Statement of Operations	8
Consolidated Statements of Changes in Net Assets	9
Consolidated Statement of Cash Flows	10
Consolidated Financial Highlights	11-12
Consolidated Notes to Financial Statements	13-24
Supplemental Data (Unaudited)	25-27
Privacy Policy	28-29

*	Commencement of Operations

1

Cohen & Co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Hamilton Lane Private Assets Fund (the "Fund") as of March 31, 2021, the related consolidated statements of operations, changes in net assets and cash flows for the period January 4, 2021 (commencement of operations) through March 31, 2021, including the related notes, and the consolidated financial highlights for the period January 4, 2021 (commencement of operations) through March 31, 2021 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of March 31, 2021, the results of its operations, the changes in net assets, its cash flows and the financial highlights for the period January 4, 2021 (commencement of operations) through March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on the Fund's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 2021, by correspondence with the custodian, private investment counterparties, and brokers; when replies were not received from private investment counterparties, we performed other auditing procedures. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Fund's auditor since 2020.

Cohen & Company, Ltd.

COHEN & COMPANY, LTD.
Chicago, Illinois
June 1, 2021

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 FAX | cohencpa.com

Registered with the Public Company Accounting Oversight Board

2

Hamilton Lane Private Assets Fund

Consolidated Schedule of Investments
As of March 31, 2021

Investments — 72.75%†	Interest	Maturity Date	Investment Type	Acquisition Date	Cost	Fair Value
Direct Investments — 43.46%^
Direct Credit — 12.41%
North America — 12.41%
Consumer Discretionary — 3.37%
LHS Borrower, LLC.[1,2] (Principal amount $5,523,182)	Cash 6.75% + LIBOR (1% Floor)[3]	9/30/2025	Senior Debt	9/30/2020	$5,408,085	$5,415,852	#

Diversified Financials — 2.97%
AMLRS Holdings, Inc.[1,2] (Principal amount $4,872,380)	Cash 6.25% + LIBOR (1% Floor)[3]	9/21/2026	Senior Debt	9/21/2020	4,786,931	4,783,664	#

Electrical Equipment — 0.37%
Inventus Power[1] (Principal amount $600,000)	Cash 7.25% + LIBOR (1% Floor)[3]	9/29/2024	Senior Debt	3/31/2021	588,009	588,028	#

Health Care — 0.41%
Teal Acquisition Co., Inc.[1,2] (Principal amount $648,780)	Cash 6.25% + LIBOR (1% Floor)[3]	9/22/2026	Senior Debt	9/21/2020	630,570	643,049	#

Insurance — 3.68%
Alliant Services, Inc.[1]	9.75%	12/8/2028	Preferred Equity	11/6/2020	5,918,079	5,917,060	#

Software and Services — 1.62%
PF Midco, Inc.[1]	Cash 9.75% + LIBOR (1% Floor)[3]	Perpetual	Preferred Equity	11/17/2020	1,291,583	1,328,910	#
Packers Software Intermediate Holdings, Inc.[1,2]	Cash 7.75% + LIBOR (1% Floor)[3]	11/12/2028	Preferred Equity	11/12/2020	1,277,600	1,276,832	#
Total Software and services						2,605,742
Total Direct Credit						19,953,395

	Investment Type
Direct Equity — 31.05%
North America — 17.74%
Consumer Discretionary — 8.1%
CL DAL Opportunities Feeder, L.P.*[1,7]	Limited Partnership Interest	9/16/2020	4,783,887	7,031,665
RC V RW Investor-B, LLC*[1,7]	Limited Partnership Interest	10/12/2020	6,000,966	6,000,966	#
Total Consumer Discretionary				13,032,631

Diversified Financials — .88%
AMLRS Equity Investors, L.P.*[1,7]	Limited Partnership Interest	9/21/2020	1,413,356	1,411,765	#

Health Care — 4.63%
NEA BH SPV II, L.P.*[1,7]	Limited Partnership Interest	9/2/2020	5,011,770	5,226,504	#
Teal Parent Holdings, L.P.*[1,7]	Limited Partnership Interest	9/21/2020	32,520	35,524	#

See accompanying Notes to Consolidated Financial Statements.

3

Hamilton Lane Private Assets Fund

Consolidated Schedule of Investments
As of March 31, 2021 (Continued)

Investments — 72.75%†	Investment Type	Acquisition Date	Cost	Fair Value
Direct Investments (Continued)
Direct Equity (Continued)
North America (Continued)
Health Care (Continued)
TVG-Hero Holdings II, L.P.*[1,2,7]	Limited Partnership Interest	10/8/2020	$2,175,664	$2,175,664	#
Total Health Care				7,437,692

Industrial Services — 3.73%
KAWP Holdings, L.P.*[1,7]	Limited Partnership Interest	12/14/2020	6,000,000	6,000,000	#

Software and Services — 0.41%
Project Brewer*[1,7]	Limited Partnership Interest	11/12/2020	653,354	652,142	#
Total North America				28,534,230

United Kingdom — 13.3%
Health Care — 3.67%
Panacea Co-Investment, L.P.*[1,4,7]	Limited Partnership Interest	12/16/2020	6,167,427	5,896,221	#

Insurance — 3.9%
Chance Co-Investment, L.P.*[1,4,7]	Limited Partnership Interest	12/16/2020	6,566,015	6,278,716	#

Software and Services — 5.73%
Bowmark Investment Partnership - J, L.P.*[1,4,7]	Limited Partnership Interest	10/15/2020	2,271,965	2,385,370	#
TPG Vardos CI, L.P.*[1,2,7]	Limited Partnership Interest	9/7/2020	6,009,308	6,835,114	#
Total Software and Services				9,220,484
Total United Kingdom				21,395,421
Total Direct Equity				49,929,652

Secondary Investments — 27.21%^
Secondary Equity — 1.02%
North America — 1.02%
Growth Equity — 1.02%
Madison Bay - HL, L.P.*[1,2,7]	Limited Partnership Interest	9/4/2020	1,018,497	1,633,345	#
Total Secondary Equity				1,633,345

Secondary Funds — 26.2%
North America — 26.2%
Corporate Finance/Buyout — 14.69%
Audax Private Equity Fund IV CF, L.P.*[1,2,7]	Limited Partnership Interest	12/14/2020	4,198,362	4,710,287
CLP Select Opportunities, L.P.*[1,2,7]	Limited Partnership Interest	12/9/2020	6,658,647	6,901,483
JZHL Secondary Fund L.P.*[1,2,5,7]	Limited Partnership Interest	12/1/2020	5,016,125	7,375,597
KPS Special Situations Fund IV, L.P.*[1,2,7]	Limited Partnership Interest	9/29/2020	2,560,170	3,155,073
Wind Point Partners VIII-B, L.P.*[1,2,7]	Limited Partnership Interest	3/31/2021	1,413,496	1,484,956
Total Corporate Finance/Buyout				23,627,395

Growth Equity — 11.5%
Everstone Capital Partners III, L.P.*[1,2,7]	Limited Partnership Interest	9/29/2020	3,499,566	5,920,614
L Catterton Growth IV L.P.*[1,2,7]	Limited Partnership Interest	3/30/2021	—	2,227,761
NewView Capital Special Opportunities Fund I, L.P.*[1,2,7]	Limited Partnership Interest	10/12/2020	7,815,257	10,350,113
Total Growth Equity				18,498,488
Total Secondary Funds				42,125,883

See accompanying Notes to Consolidated Financial Statements.

4

Hamilton Lane Private Assets Fund

Consolidated Schedule of Investments
As of March 31, 2021 (Continued)

Investments — 72.75%†			Number of Contracts	Cost	Fair Value
Purchased Options — 0.04%
Put Options
INR Indian Rupee Option			2,000,000	$83,000	$63,110
Exercise Price: $79.93, Notional Amount: $159,860,000, Expiration Date: 10/19/2022*

	Interest rate	Principal Value	Shares
Short Term Investments — 2.04%
Federated Treasury Obligations Fund – Institutional Class	0.01%[6]	N/A	1,683,128	1,683,128	1,683,128
UMB Money Market Fiduciary	0.01%[6]	1,600,000	N/A	1,600,000	1,600,000
Total Short Term Investments					3,283,128

Total Investments (Cost $102,533,338)					116,988,513
Other assets in excess of liabilities — 27.25%					43,825,965
Total Net Assets — 100%					$160,814,478

†

Direct Investments are private investments directly into the equity or debt of selected operating companies, often together with the company. Secondary Investments are portfolios of assets purchased on the secondary market.

^	Investments do not issue shares.

#

The Fair Value is estimated by management using significant unobservable inputs and as such may not necessarily reflect the current or expected future performance of such Direct Investment or Secondary Investment or the Fair Value of the Fund’s interest in such Direct Investment or Secondary Investment. Furthermore, the Fair Value has not been calculated, reviewed, verified or in any way approved by such Direct Investment or Secondary Investment or its general partner, manager or sponsor (including any of its affiliates). Please see notes to financial statements for further details regarding the valuation policy of the Fund.

*	Investment is non-income producing.

[1]	Restricted security.

[2]	Investment has been committed to but has not been fully funded by the Fund.

[3]	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of March 31, 2021 was 0.11113%.

[4]	Foreign security denominated in U.S. Dollars.

[5]	This security is custodied with Cayman entity.

[6]	The rate is the annualized seven-day yield at period end.

[7]	Investment does not allow redemptions or withdrawals except at discretion of its general partner, manager or advisor.

See accompanying Notes to Consolidated Financial Statements.

5

Hamilton Lane Private Assets Fund

Consolidated Schedule of Investments
As of March 31, 2021 (Continued)

Summary of Investment Funds by Strategy (as a percentage of total investments)
Direct Investments
Direct Credit	12.41
Direct Equity	31.05
Total Direct Investments	43.46
Secondary Investments
Secondary Equity	1.02
Secondary Funds	26.20
Total Secondary Investments	27.22
Purchased Options Contracts	0.04
Short Term Investments	2.04
Total Investments	72.76
Other assets in excess of liabilities	27.25
Total Net Assets	100.00

See accompanying Notes to Consolidated Financial Statements.

6

Hamilton Lane Private Assets Fund

Consolidated Statement of Assets and Liabilities
March 31, 2021

Assets
Investments, at fair value (cost $102,450,338)	$116,925,403
Purchased options, at fair value (cost $83,000)	63,110
Cash	47,656,424
Receivable from Adviser	490,763
Direct credit interest receivable	118,803
Prepaid organizational costs	125,664
Prepaid expenses and other assets	8,400
Interest receivable	27,462
Total Assets	165,416,029

Liabilities
Incentive fees payable	2,135,667
Advanced partner contributions	1,600,000
Investment management fees payable	541,641
Organizational fees payable	103,690
Accounting and administration fees payable	40,986
Trustees’ fees payable	30,000
Custody fees payable	7,253
Transfer agent fees payable	4,613
Other accrued expenses	137,701
Total Liabilities	4,601,551

Commitments and contingencies (see Note 11)

Net Assets	$160,814,478

Composition of Net Assets:
Paid-in capital	$146,269,665
Total distributable earnings	14,544,813
Net Assets	$160,814,478

Net Assets Attributable to:
Class I Shares	$160,710,693
Class R Shares	103,785
$160,814,478

Shares of Beneficial Interest Outstanding (unlimited number of shares authorized):
Class I Shares	15,484,525
Class R Shares	10,000
15,494,525

Net Asset Value per Share:
Class I Shares	$10.38
Class R Shares	$10.38

See accompanying Notes to Consolidated Financial Statements.

7

Hamilton Lane Private Assets Fund

Consolidated Statement of Operations
For the Period January 4, 2021* through March 31, 2021

Investment Income
Interest income	$479,268
Total Income	479,268

Expenses
Incentive fees	995,544
Investment management fees	541,641
Organizational fees	242,870
Professional fees	122,225
Accounting and administration fees	74,033
Offering costs	63,618
Trustees’ fees and expenses	30,000
CCO fees	15,060
Transfer Agency fees	10,131
Custodian fees	6,203
Other operating expenses	29,829
Total Expenses	2,131,154
Investment management fees waived	(325,096)
Net Expenses	1,806,058
Net Investment Loss	(1,326,790)

Realized and Unrealized Gain/(Loss) on Investments and Purchased Options
Net realized gain on investments	1,438,968
Net change in unrealized appreciation on investments	5,706,974
Net change in unrealized depreciation on purchased options	(2,299)
Net Realized and Unrealized Gain on Investments and Purchased Options	7,143,643

Net Increase in Net Assets Resulting from Operations	$5,816,853

*

The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020, see Note 1 in the accompanying notes to consolidated financial statements.

See accompanying Notes to Consolidated Financial Statements.

8

Hamilton Lane Private Assets Fund

Consolidated Statements of Changes in Net Assets

For the Period January 4, 2021* Through March 31, 2021
Change in Net Assets Resulting from Operations
Net investment loss	$(1,326,790)
Net realized gain on investments	1,438,968
Net change in unrealized appreciation/(depreciation) on investments	5,704,675
Net Change in Net Assets Resulting from Operations	5,816,853

Change in Net Assets Resulting from Capital Transactions
Class I
Capital contributions[1]	154,897,625
Total Class I Transactions	154,897,625

Net Change in Net Assets Resulting from Capital Transactions	154,897,625

Total Net Increase in Net Assets	160,714,478

Net Assets
Beginning of period	100,000
End of period	$160,814,478

Shareholder Activity
Class I Shares
Subscriptions	15,484,525
Net Change in Class I Shares Outstanding	15,484,525

[1]

Contributions include $137,227,624, which consists of assets of $138,823,251, net of assumed liabilities and performance allocation of $1,595,627, which were received in connection with the reorganization of the Hamilton Lane Evergreen Private Fund LP. See Note 1 in the accompanying notes to consolidated financial statements.

*

The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020, see Note 1 in the accompanying notes to consolidated financial statements.

See accompanying Notes to Consolidated Financial Statements.

9

Hamilton Lane Private Assets Fund

Consolidated Statement of Cash Flows
For the Period January 4, 2021* through March 31, 2021

Cash Flows From Operating Activities
Net increase in net assets from operations	$5,816,853
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, including value of investments received via in-kind contribution	(3,915,876)
Purchases of short-term investments, net	(3,283,128)
Proceeds from investment distributions	4,284,913
Net realized gain on investments	(1,438,968)
Net change in unrealized appreciation/depreciation on investments	(5,706,974)
Net change in unrealized appreciation/depreciation on purchased options	2,299
(Increase)/Decrease in Assets:
Increase in prepaid organizational costs	(125,664)
Increase in prepaid expenses and other assets	(8,400)
Increase in interest receivable	(27,462)
Increase in receivable from Adviser	(490,763)
Increase in direct credit interest receivable	(118,803)
Increase/(Decrease) in Liabilities:
Increase in incentive fees payable	2,135,667
Increase in investment management fee payable	541,641
Increase in organizational fee payable	103,690
Increase in accounting and administration fees payable	40,986
Increase in transfer agent fees payable	30,000
Increase in custody fees payable	7,253
Increase in trustees’ fees	4,613
Increase in other accrued expenses	137,701
Net Cash Used in Operating Activities	(2,010,422)

Cash Flows from Financing Activities
Proceeds from capital contributions, net of change in capital contributions received in advance	49,566,846
Net Cash Provided by Financing Activities	49,566,846

Net change in Cash	47,556,424
Cash - Beginning of Period	100,000
Cash - End of Period	$47,656,424

Supplemental disclosure of non-cash activities
Value of investments received via in-kind contribution	$106,930,779

*

The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020, see Note 1 in the accompanying notes to consolidated financial statements.

See accompanying Notes to Consolidated Financial Statements.

10

Hamilton Lane Private Assets Fund

Consolidated Financial Highlights
Class I Shares

Per share operating performance.
For a capital share outstanding throughout the period.

For the Period January 4, 2021* through March 31, 2021
Per Share Operating Performance:
Net Asset Value per share, beginning of period	$10.00
Activity from investment operations:
Net investment loss[1]	(0.09)
Net realized and unrealized gain/(loss) on investments and purchased options	0.47
Total from investment operations	0.38

Net Asset Value per share, end of period	$10.38

Net Assets, end of year (in thousands)	$160,711

Ratios to average shareholders’ equity:
Net investment loss[2,3]	(3.24)%

Gross expenses[4]	6.20%
Expense Recoupment/(Reimbursement)	(0.92)%
Net expenses[4]	5.28%

Total Return[5]	3.78%[6,7]

Portfolio turnover rate	0.00%[6]

[1]	Per share data is computed using the average shares method.

[2]	Net investment loss has been annualized, except for Organizational Fees and Syndication Costs which are one time expenses.

[3]

Net investment loss ratio is calculated excluding Incentive Fees. If Incentive Fees were included the ratio would have been lowered by 0.68% for the period ended March 31, 2021. Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying funds in which the Partnership invests. Ratios do not include net investment income of the funds in which the Partnership invests.

[4]

Expense ratios have been annualized, except for Organizational Fees and Syndication Costs which are one time expenses, and Incentive Fees which are not annualized. If Incentive Fees had been excluded, the expense ratios would have decreased by 0.68%. Expenses do not include expenses from underlying funds in which the Fund is invested.

[5]

Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown exclude the effect of applicable sales charges.

[6]	Not annualized.

[7]

Includes adjustments in accordance with GAAP and accordingly the returns and per unit net asset value for financial reporting may differ from the per unit net asset value and returns for shareholder transactions.

*

The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020, see Note 1 in the accompanying notes to consolidated financial statements.

See accompanying Notes to Consolidated Financial Statements.

11

Hamilton Lane Private Assets Fund

Consolidated Financial Highlights
Class R Shares

Per share operating performance.
For a capital share outstanding throughout the period.

For the Period January 4, 2021* through March 31, 2021
Per Share Operating Performance:
Net Asset Value per share, beginning of period	$10.00
Activity from investment operations:
Net investment loss[1]	(0.09)
Net realized and unrealized gain/(loss) on investments and purchased options	0.47
Total from investment operations	0.38

Net Asset Value per share, end of period	$10.38

Net Assets, end of year (in thousands)	$104

Ratios to average shareholders’ equity:
Net investment loss[2,3]	(3.24)%

Gross expenses[4]	6.20%
Expense Recoupment/(Reimbursement)	(0.92)%
Net expenses[4]	5.28%

Total Return[5]	3.78%[6,7]

Portfolio turnover rate	0.00%[6]

[1]	Per share data is computed using the average shares method.

[2]	Net investment loss has been annualized, except for Organizational Fees and Syndication Costs which are one time expenses.

[3]

Net investment loss ratio is calculated excluding Incentive Fees. If Incentive Fees were included the ratio would have been lowered by 0.68% for the period ended March 31, 2021. Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying funds in which the Partnership invests. Ratios do not include net investment income of the funds in which the Partnership invests.

[4]

Expense ratios have been annualized, except for Organizational Fees and Syndication Costs which are one time expenses, and Incentive Fees which are not annualized. If Incentive Fees had been excluded, the expense ratios would have decreased by 0.68%. Expenses do not include expenses from underlying funds in which the Fund is invested.

[5]

Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown exclude the effect of applicable sales charges.

[6]	Not annualized.

[7]

Includes adjustments in accordance with GAAP and accordingly the returns and per unit net asset value for financial reporting may differ from the per unit net asset value and returns for shareholder transactions.

*

The Fund commenced operations on January 4, 2021 following reorganization of Hamilton Lane Evergreen Private Fund LP which was effective as of close of business on December 31, 2020, see Note 1 in the accompanying notes to consolidated financial statements.

See accompanying Notes to Consolidated Financial Statements.

12

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021

Note 1 – Organization

Hamilton Lane Private Assets Fund (the “Fund”) a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. Hamilton Lane Advisors, L.L.C. (the “Adviser”), a Pennsylvania limited liability company, serves as the investment advisor of the Fund. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Fund was organized as a Delaware trust on February 7, 2020 and commenced operations on January 4, 2021. Simultaneous with the commencement of the Fund’s operations (“Commencement of Operations”), the Hamilton Lane Evergreen Private Fund LP (the “Predecessor Fund”), reorganized with and transferred substantially all its portfolio securities into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund. The Fund and the Predecessor Fund share the same investment adviser and portfolio managers. The proposed Plan of Reorganization was approved by the Fund’s Board of Trustees (the “Board”) on December 15, 2020. The tax-free reorganization was accomplished at close of business on December 31, 2020. The reorganization was accomplished by the following tax-free exchange in which each shareholder of the Predecessor Fund received the same aggregate share net asset value in the corresponding classes as noted below:

	Shares Issued	Net Assets
Class I	$13,722,762	$137,227,624

The net unrealized appreciation of investments transferred was $8,750,500 as of the date of the acquisition, and the cost basis of the investments received was carried forward to align ongoing reporting of the Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

The Fund will (or may) include investments in general or limited partnerships, funds, corporations, trusts or other investment vehicles (collectively, “Investment Funds”). The Fund’s investments will also include direct investments in the equity or debt of a company (collectively, “Direct Investments”). The Fund’s primary investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally.

The Fund offers three separate classes of shares of beneficial interest (“Shares”) designated as Class R Shares, Class I Shares and Class D Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has received an exemptive order from the SEC with respect to the Fund’s multi-class structure. As of March 31, 2021, Class D Shares were not offered for sale.

The minimum initial investment in Class R Shares by an investor in the Fund is $50,000, the minimum initial investment in Class I Shares by an investor is $1,000,000 and the minimum initial investment in Class D Shares by an investor in the Fund is $50,000. However, the Fund, in its sole discretion, may accept investments below these minimums.

The Fund is not a liquid investment. No Shareholder will have the right to require the Fund to redeem its Shares. The Fund from time to time may offer to repurchase Shares pursuant to written tenders by the Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets generally quarterly beginning on June 30, 2021 and thereafter quarterly on or about each December 31, March 31, June 30 and September 30.

(a) Consolidation of Subsidiaries

The Fund may make investments through wholly-owned subsidiaries (“Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act. However, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. Each investment adviser to any such foreign subsidiary will comply with Section 15 of the Investment Company Act with respect to advisory contract approval, including that (i) material amendments to any such subsidiary’s advisory contract must be approved by the Fund’s shareholders or the Fund’s Board of Trustees in the manner and to the extent that the Fund’s advisory agreement must be approved by the Fund’s shareholders or the Fund’s Board of Trustees; and (ii) the Fund’s shareholders will have the ability to vote to terminate the subsidiary’s advisory agreements to the extent that they can vote to terminate the Fund’s advisory agreement.

13

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 1 – Organization (continued)

As of March 31, 2021, there are two active Subsidiaries, the PAF JZ Blocker, formed under the laws of the Cayman Islands on September 17, 2020, and HL PAF Holdings, LLC, incorporated in Delaware on March 10, 2021. The Consolidated Schedule of Investments, Consolidated Statement of Assets and Liabilities, Consolidated Statement of Operations, Consolidated Statements of Changes in Net Assets, Consolidated Statement of Cash Flows and Consolidated Financial Highlights of the Fund include the accounts of the Subsidiaries. All inter-company accounts and transactions have been eliminated in the consolidation for the Fund. As of March 31, 2021, total assets of the Fund were $165,416,029, of which $7,375,597, or approximately 4.5%, was held in the PAF JZ Blocker.

Note 2 – Accounting Policies

The following is a summary of the significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

(a) Basis of Accounting

The Fund is an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”). U.S. GAAP for an investment company requires investments to be recorded at their estimated fair value.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash, represents cash deposits held at financial institutions. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations.

(d) Options purchased

When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current fair value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Fund on the expiration date as realized losses. If a purchased put option is exercised, the premium is subtracted from the proceeds of the sale of the underlying security or foreign currency in determining whether the Fund has realized a gain or loss. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Fund. Options purchased on an exchange are standardized while options purchased over-the-counter (“OTC”) have counterparty risk associated with them.

(e) Concentration of Market, Credit and Industry Risks

The Fund’s portfolio investments are generally illiquid, non-publicly traded securities and are realized as distributions from portfolio investments are made and when portfolio investments are disposed of. These portfolio investments are subject to various risk factors including market, credit and industry risk. Market risk represents the potential loss in value of financial instruments caused by movements in market variables, such as interest rates. Other risks affecting these portfolio investments include, but are not limited to, increasing competition, rapid changes in technology and changes in economic conditions. Additionally, certain portfolio investments are denominated in foreign currencies that may be negatively affected by movements in the rate of exchange between the U.S. dollar and such foreign currencies. These risk factors could have a material effect on the ultimate realizable value of the Fund’s portfolio investments.

(f) Fair Value of Financial Instruments

The fair value of the Fund’s assets which qualify as financial instruments approximates the carrying amounts presented in the Statement of Assets and Liabilities. The Fund values its investments in investment funds at fair value in accordance with FASB ASC 820, Fair Value Measurement (“ASC 820”).

14

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 2 – Accounting Policies (continued)

The Fund’s direct investments are also in private equity credit and equity-related investments that are generally not publicly traded, and thus, market quotations are not available to be used for valuation purposes. Therefore, the Adviser is required to value these direct investments at estimated fair values, using present value and other subjective valuation techniques. These may include references to market multiples, valuations for comparable companies, public market or private transactions, subsequent developments concerning the companies to which the securities relate, results of operations, financial condition, cash flows, and projections of such companies provided to the Adviser and such other factors as the Adviser may deem relevant. Depending on the circumstances, company multiples will not always be comparable due to the size of the related companies or associated transactions being used as comparable data in valuation.

The Adviser utilizes a valuation committee, consisting of senior members of the management team, to review and approve the valuation results related to the investments. The Adviser also utilizes independent valuation firms to provide third-party valuation consulting services for direct credit and direct equity investments.

For portfolio investments that are publicly traded and for which market quotations are available, valuations are generally based on the closing sales prices, or an average of the closing bid and ask prices, as of the valuation date.

(g) Investment Transactions and Related Income

The Fund’s primary sources of income are investment income and gains recognized upon distributions from portfolio investments and unrealized appreciation in the fair value of its portfolio investments. The Fund generally recognizes investment income and realized gains based on the characterization of distributions provided by the administrator/investment manager of the portfolio investment at the time of distributions.

Realized gains and losses from the sale of portfolio investments represent the difference between the original cost of the portfolio investments, as adjusted for return of capital distributions (net cost), and the net proceeds received at the time of the sale, disposition or distribution date. The Fund records realized gains and losses on portfolio investments when securities are sold, distributed to the partners or written-off as worthless. The Fund recognizes the difference between the net cost and the estimated fair value of portfolio investments owned as the net change in unrealized appreciation / (depreciation) on investments in the Consolidated Statement of Operations.

Interest income, including amortization of premium or discount using the effective interest method and interest on paid-in-kind instruments, is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date or the date the Fund becomes aware of the dividend. Other income from portfolio investments, which represents operating income from investment partnerships or other flow through entities received by the Fund, is recorded on the date received.

(h) Foreign Currency

The values of portfolio investments denominated in foreign currencies are translated into U.S. dollars at the date of valuation. Capital contributions to the portfolio investments and distributions received from the portfolio investments are translated into U.S. dollar amounts on the respective dates of each such transaction. The Fund does not isolate the effects of changes in foreign currency rates on the valuation of these portfolio investments. Such fluctuations in exchange rates are included with and form part of the net realized and unrealized gain (loss) from investments.

(i) Income Taxes

The Fund elects to be treated as, and qualifies as, a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) by distributing substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. Accordingly, no provision for federal income taxes was required for the Fund.

In accounting for income taxes, the Fund follows the guidance in FASB ASC 740, Accounting for Uncertainty in Income Taxes. FASB ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. There were no material uncertain tax positions requiring recognition in the Fund’s financial statements as of March 31, 2021.

The Fund utilizes a tax-year end of September 30 and the Fund’s income and federal excise tax returns and all financial records supporting returns will be subject to examination by the federal and Delaware revenue authorities.

15

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 2 – Accounting Policies (continued)

Management has analyzed the Fund’s tax positions for the open tax year and has concluded that as of March 31, 2021, no provision for income taxes is required in the financial statements. Therefore, no additional tax expense, including any interest and penalties, was recorded in the current year and no adjustments were made to prior periods. To the extent the Fund recognizes interest and penalties, they are included in interest expense and other expenses, respectively, in the Statement of Operations.

Note 3 – Investment Transactions

For the period January 4, 2021 through March 31, 2021, purchases and sales of investments, excluding short-term investments, were $101,965,874 and $0, respectively. The $101,965,874 of purchases is inclusive of investments in the amount of $99,870,618 contributed in-kind to the Fund in connection with the reorganization of the Predecessor Fund.

Note 4 – Portfolio Valuation

ASC 820 defines fair value as the value that the Fund would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820 establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Fund. Unobservable inputs reflect the Fund’s own assumptions about the assumptions that market participants would use in valuing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observation of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below:

Level I: Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments which would generally be included in Level I include listed equities.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in Level II include corporate bonds and loans, and less liquid and restricted equity securities. This category also includes interests in special purpose vehicles whose fair value is predominantly attributable to investments in Level I type securities.

Level III: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Those unobservable inputs, that are not corroborated by market data, generally reflect the reporting entity’s own assumptions about the assumptions market participants would use in determining the fair value of the investment. The types of investments which would generally be included in Level III include equity and/or debt securities issued by private entities and investments in private equity partnerships.

The Fund has established valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are supportable. The Fund has designated a Valuation Committee (the “Committee”) comprised of employees of the Adviser to oversee the entire valuation process of the Fund’s investments. The Committee is responsible for developing the Fund’s written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. The Committee meets on a monthly basis. The Fund’s investments in Investment Funds are carried at fair value which generally represents the Fund’s pro-rata interest in the net assets of each Investment Fund as reported by the administrators and/or investment managers of the underlying Investment Funds. All valuations utilize financial information supplied by each Investment Fund and are net of management and incentive fees or allocations payable to the Investment Funds’ managers or pursuant to the Investment Funds’ agreements. The Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Committee has assessed factors including, but not limited to, the individual Investment Funds’ compliance with fair value measurements, price transparency and valuation procedures in place. The Committee will consider such information and consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported or whether to adjust such value. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund’s financial statements.

16

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 4 – Portfolio Valuation (continued)

The fair value relating to certain underlying investments of these Investment Funds, for which there is no ready market, has been estimated by the respective Investment Fund’s management and is based upon available information in the absence of readily ascertainable fair values and does not necessarily represent amounts that might ultimately be realized. Due to the inherent uncertainty of valuation, those estimated fair values may differ significantly from the values that would have been used had a ready market for the investments existed. These differences could be material.

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities. The following is a summary of the inputs used, as of March 31, 2021, in valuing the Fund’s assets and liabilities carried at fair value:

Assets	Level I	Level II	Level III	Total
Investments
Direct Credit	$—	$—	$19,953,395	$19,953,395
Direct Equity	—	—	42,897,987	42,897,987
Secondary Equity	—	—	1,633,345	1,633,345
Purchased Options	—	63,110	—	63,110
Short Term Investments	3,283,128	—	—	3,283,128
Total Investments	$3,283,128	$63,110	$64,484,727	$67,830,965

In accordance with Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) certain Direct Equity and Secondary Fund investments fair valued using net asset value (or its equivalent) as a practical expedient are not included in the fair value hierarchy. As such, investments in securities with a fair value of $49,157,548 are excluded from the fair value hierarchy as of March 31, 2021.

The following is a reconciliation of assets in which significant unobservable inputs (Level III) were used in determining value:

	Direct Credit		Direct Equity		Secondary Equity
Balance as of January 4, 2021	$—		$—		$—
Transfers into Level III	—		—		—
Transfers out of Level III	—		—		—
Total gains or losses for the period
Included in earnings (or changes in net assets)	30,538		595,640		614,848
Purchases	19,922,857	*	42,302,347	*	1,018,497	*
Balance as of March 31, 2021	$19,953,395		$42,897,987		$1,633,345

Change in unrealized gains or losses for the period included in earnings (or changes in partners’ capital) for Level III assets held at the end of the reporting period	$30,538		$595,640		$614,848

*	Purchases include in-kind contributions of $18,106,323, $42,592,113 and $1,598,640 for Direct Credit, Direct Equity and Secondary Equity, respectively.

17

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 4 – Portfolio Valuation (continued)

The following table presents additional quantitative information about valuation methodologies and inputs used for investments that are measured at fair value and categorized within Level III as of March 31, 2021:

Asset Class	Fair Value at March 31, 2021	Valuation Technique(s)	Unobservable Input(1)	Range of Input	Weighted Average of Input	Impact to Valuation from an Increase in Input(2)
Direct Credit	$19,310,346	Recent Transaction	Recent transaction price	N/A	N/A	N/A
Direct Credit	643,049	Income Approach - Discounted Cash Flow Method	Discount Rate	7.147% - 7.803%	7.475%	Decrease
Direct Equity	30,800,845	Recent Transaction	Recent transaction price	N/A	N/A	N/A
Direct Equity	35,524	Market Approach - Guideline Public Company Method	LTM EBITDA Multiple	12.25x	N/A	Increase
Direct Equity	5,226,504	Market Approach - Guideline Public Company Method	LTM Revenue Multiple	3.25x	N/A	Increase
Direct Equity	6,835,114	Market Approach - Guideline Public Company Method	LTM EBITDA Multiple	20.5x	N/A	Increase
Secondary Equity	1,633,345	Market Approach - Guideline Public Company Method	LTM Revenue Multiple	6.00x	N/A	Increase
		Market Approach - Guideline Public Company Method	NFY Revenue Multiple	5.75x	N/A	Increase
		Option Pricing Model	Volatility	50%	N/A	Increase

(1)

The Advisor considers relevant indications of value that are reasonably and timely available to it in determining the fair value to be assigned to a particular security, such as the type, cost and recent purchases or sales of the security; contractual or legal restrictions on resale of the security; relevant financial or business developments of the issuer; actively traded related securities; conversion or exchange rights on the security; related corporate actions; significant events occurring after the close of trading in the security; and changes in overall market conditions. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of that security.

(2)	This column represents the directional change in the fair value of the Level III investments that would result from an increase/decrease to the corresponding unobservable input.

(3)	Inputs shown do not represent a range but rather two distinct inputs, thus since there is no range a weighted average calculation would not apply.

Note 5 – Federal Income Taxes

At March 31, 2021, gross unrealized appreciation and depreciation of investments owned by the Fund, based on cost for federal income tax purposes were as follows:

Cost of investments	$102,555,878
Gross unrealized appreciation	15,019,524
Gross unrealized depreciation	(586,889)
Net unrealized appreciation on investments	$14,432,635

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to timing differences in recognizing certain gains and losses in security transactions.

18

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 5 – Federal Income Taxes (continued)

GAAP requires that certain components of net assets to be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. For the year ended March 31, 2021, permanent differences in book and tax accounting have been reclassified to paid-in capital and total distributable earnings as follows:

Increase (Decrease)
Paid-in Capital	Total Distributable Earnings (Loss)
$ 22,540	$(22,540)

Note 6 – Investment Management Fees and Allocations

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the Advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a quarterly Investment Management Fee equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders.

In addition, the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee, that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment (each, an “Applicable Investment”).

The Incentive Fee shall be calculated in respect of each Applicable Investment (i.e., on a deal-by-deal basis), whether or not such investments are made through any intermediate vehicle.

The Incentive Fee in respect of each Applicable Investment shall be calculated as follows:

(i) First, 100% of all proceeds (including both cash and non-cash proceeds) from such Applicable Investment received by the Fund (“Relevant Proceeds”) shall be retained by the Fund until it has received Relevant Proceeds equal to:

(a)	the acquisition cost of such Applicable Investment; plus

(b)

an amount equal to the Preferred Return Rate, compounded annually, on the amounts originally invested by the Fund in such Applicable Investment, calculated from the time (or times) the Fund contributed capital in respect of such Applicable Investment until the Fund received Relevant Proceeds in respect of such Applicable Investment equal to this paragraph (i), taking into account the timing of the relevant cash flows;

(ii) Second, the Adviser will be entitled to amounts equal to 100% of further Relevant Proceeds received by the Fund with respect to such Applicable Investment until such time as the Adviser has received 12.50% multiplied by the sum of (x) the preferred return described in paragraph (i)(b) above and (y) the amounts distributed to the Adviser under this paragraph; and

(iii) Third, an additional amount equal to 12.50% multiplied by further Relevant Proceeds with respect to such Applicable Investment will be distributed to the Adviser and the remainder of further Relevant Proceeds with respect to such Applicable Investment shall be retained by the Fund.

For purposes of the foregoing, (A) the “ Preferred Return Rate” equals (x) 8% per annum in respect of any Direct Equity Investment, Secondary Investment, Opportunistic Investment or Listed PE Investment and (y) 6% per annum in respect of any Direct Credit Investment, (B) all amounts “retained” by the Fund shall be available for immediate use by the Fund for payment of expenses, reinvestment or any other valid Fund purpose, and need not be held by the Fund as cash or in any other form for any length of time, but rather the Fund is free to use such amounts in any manner, (C) a single Secondary Investment may be composed of a portfolio of underlying assets acquired in a single transaction or a series of related transactions as determined by the Adviser in its reasonable discretion, and assets acquired as part of a single secondary transaction may be treated as one or more separate Secondary Investments, and (D) the contributions to and distributions from an applicable investment will be based on the actual currency in which such amounts are made and will not reflect any hedging.

19

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 6 – Investment Management Fees and Allocations (continued)

No Incentive Fee will be payable in respect of any Investments of the Fund in primary fund investments, currency hedging transactions or cash equivalents.

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and the Incentive Fee) do not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement also provides that, after the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment. The Expense Limitation Agreement will have a term ending one-year from the date the Fund commences operations, and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

For the period January 4, 2021 through March 31, 2021, the Adviser waived fees and expenses totaling $325,096. At March 31, 2021 the amount of these potentially recoverable expenses is $490,763 expiring on March 31, 2024.

Note 7 – Certain Risk Factors and Conflicts of Interest

Investors considering an investment in the Fund should be aware of potential risks. Prospective investors must rely upon their own examination of, and ability to understand, the nature of this investment, including the risks involved, in making a decision to invest in the Fund. There can be no assurance that the Fund will be able to achieve its investment objective or that investors will receive a return of their capital. In addition, there will be occasions when the Adviser or its affiliates may encounter potential conflicts of interest. By acquiring an interest in the Fund, each shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The Fund will invest in highly illiquid, long-term investments. The Fund does not expect to be able to transfer its investments in, or to withdraw from, the Investment Funds or Direct Investments. In addition, the investments of the Investment Funds and Direct Investments generally will be investments for which no liquid market exists or will be subject to legal or other restrictions on transfer, and the Fund may be required to hold such investments until maturity or otherwise be restricted from disposing of such investments. Investment Funds or sponsors of Direct Investments in which the Fund invests may face reduced opportunities to exit and realize value from their investments in the event of a general market downturn or a specific market dislocation. As a consequence, an Underlying Fund or the Fund may not be able to sell its investments when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. Furthermore, under certain circumstances, distributions may be made by the Fund to Limited Partners in-kind and could consist of securities for which there is no readily available market.

In some cases, the Fund may dispose of its investments in one or more Investment Funds and Direct Investments in secondary transactions with third parties. Approval of the sponsors of Investment Funds and Direct Investments will generally be required to effect any such secondary sale and there can be no assurances that such approval will be given. Furthermore, due to the illiquid market for secondary transactions, there can be no assurance that any secondary sale will be successfully completed in the time the Adviser determines most appropriate for the Fund or that the price paid by a third party purchaser will reflect Hamilton Lane’s or the underlying fund sponsor’s valuation for such investment. Depending on the circumstances of the Underlying Fund, the price received by the Fund may represent a substantial discount relative to the valuation at which such investment is held or the amount of capital contributed to such investment. The Fund may be required to agree to retain certain liabilities relating to the Underlying Fund or Direct Investment even after it is sold.

20

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 7 – Certain Risk Factors and Conflicts of Interest (continued)

Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated over-the-counter (“OTC) secondary market for institutional investors. The Board is responsible for the valuation of the Fund’s portfolio investments, and has delegated day-to-day responsibility for implementing the portfolio valuation process set forth in the Fund’s valuation policy to the Adviser. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC.

A high proportion of the Fund’s investments relative to its total investments are expected to be valued at fair value. Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to selected publicly-traded companies, discounted cash flow and other relevant factors. The factors and methodologies used for the valuation of such securities are not necessarily an indication of the risks associated with investing in those securities nor can it be assured that the Fund can realize the fair value assigned to a security if it were to sell the security. Such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, and they often reflect only periodic information received by the Adviser about such companies’ financial condition and/or business operations, which may be on a lagged basis and can be based on estimates. Determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Investments in private companies are typically governed by privately negotiated credit agreements and covenants, and reporting requirements contained in the agreements may result in a delay in reporting their financial position to lenders, which in turn may result in the Fund’s investments being valued on the basis of this reported information. Due to these various factors, the Fund’s fair value determinations could cause the Fund’s NAV on a valuation day to materially differ from what it would have been had such information been fully incorporated. As a result, to the extent that such subsequently adjusted valuations adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount.

Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The Adviser provides investment advice to a variety of clients, including through other accounts and investment funds, and expects to have additional clients in the future. These other clients may have goals that are similar to or overlap with those of the Fund. As a result, the Adviser and its affiliates – including each of their respective directors, officers, partners and employees – may be subject to various conflicts of interest in their relationships and dealings with the Fund. By acquiring an interest in the Fund, each investor will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and, to the extent permitted by applicable law, to have waived any claims with respect to the existence of any conflicts of interest.

Note 8 – Shareholder Servicing Plan

The Fund has adopted a Distribution and Service Plan with respect to Class R and Class D Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class R and Class D Shares. Under the Distribution and Service Plan, the Fund will be permitted to pay as compensation up to a maximum of 0.70% per year on Class R Shares and up to a maximum of 0.25% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each class (the “Distribution and Servicing Fee”) to the Fund’s Distributor and/or other qualified recipients. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. Class I Shares are not subject to the Distribution and Servicing Fee. As of March 31, 2021, no distribution and service fees have yet been charged.

21

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 9 – Risks Related to Pandemics and Other Diseases

Events such as health pandemics or outbreaks of disease may lead to increased short-term market volatility and may have adverse long-term effects on the U.S. and world economies and markets generally. For example, beginning in late 2019, China experienced an outbreak of a new and highly contagious form of coronavirus disease, “COVID-19”. In the ensuing months, COVID-19 spread to numerous countries and was declared a pandemic by the World Health Organization, prompting precautionary government-imposed closures and restrictions of certain travel and businesses in many countries. Given the novelty of COVID-19, it is extremely difficult to quantify the extent of its adverse impact on the global economy, in particular if it continues to spread globally. Health pandemics or outbreaks could result in a general economic decline in a given region, or globally, particularly if the outbreak persists for an extended period of time or spreads globally. This could have an adverse impact on Investment Funds and/or Direct Investments, or the Fund’s ability to source new investments or to realize its investments. Pandemics and similar events could also have an acute effect on individual issuers or related groups of issuers and could adversely affect securities markets, interest rates, auctions, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to Investment Funds and/or Direct Investments or the Adviser’s operations or the operations of a sponsor of an Underlying Fund or Direct Investment. Additionally, the risks related to health pandemics or outbreaks of disease are heightened due to uncertainty as to whether such an event would qualify as a force majeure event. If a force majeure event is determined to have occurred, a counterparty to the Fund, an Underlying Fund and/or Direct Investments may be relieved of its obligations under certain contracts to which it is a party, or, if it has not, the Fund, Underlying Fund or Direct Investments, as the case may be, may be required to meet their contractual obligations, despite potential constraints on their operations and/or financial stability. Either outcome could adversely impact performance of the Investment Funds, Direct Investments and/or the Fund.

Note 10 – Other agreements

UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s fund accountant, transfer agent and administrator; UMB Bank, n.a., an affiliate of UMBFS, serves as the Fund’s custodian. The Fund’s allocated fees incurred for administrative and custodian services for the year ended March 31, 2021, are reported on the Consolidated Statement of Operations.

Note 11 – Commitments

As of March 31, 2021, the Fund has funded $95,243,028 or 81.2% of the $117,261,130 total commitments to private equity investments.

Note 12 – Derivatives and Hedging Disclosures

Derivatives and Hedging requires enhanced disclosures about the Fund’s derivative and hedging activities, including how such activities are accounted for and their effects on the Fund’s financial position, performance and cash flows. The Fund invested in options during the period January 4, 2021 through March 31, 2021.

From time to time in its sole discretion, the Adviser may employ various hedging techniques in an attempt to reduce certain potential risks to which the Fund’s portfolio may be exposed. These hedging techniques may involve the use of derivative instruments, including swaps and other arrangements such as exchange-listed and over-the-counter put and call options, rate caps, floors and collars, and futures and forward contracts. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions.

A Portfolio Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Portfolio Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Fund also may include options on baskets of specific securities.

A Portfolio Fund may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

22

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 12 – Derivatives and Hedging Disclosures (continued)

The effects of these derivative instruments on the Fund’s financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below. There was no realized gain/loss related to derivatives during the period January 4, 2021 through March 31, 2021. The fair values of derivative instruments as of March 31, 2021 by risk category are as follows:

	Asset Derivatives
Derivatives not designated as hedging instruments	Statement of Asset and Liabilities Location	Value
Foreign exchange contracts (currency risk)	Purchased options, at value	$63,110
Total		$63,110

Change in Unrealized Appreciation/Depreciation on Derivatives Recognized in Income
Derivatives not designated as hedging instruments	Purchased Options
Foreign exchange contracts (currency risk)	$(2,299)
Total	$(2,299)

The quarterly average volumes of derivative instruments as of March 31, 2021 are as follows:

Derivatives not designated as hedging instruments
Foreign exchange contracts (currency risk)	Purchased options	Notional value	$159,860,000

Note 13 – LIBOR Phaseout Risk

The United Kingdom’s Financial Conduct Authority, which regulates London Interbank Offered Rate (“LIBOR”), has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future use of LIBOR and the nature of any replacement rate. The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition process may also result in a reduction in the value of certain instruments held by the Fund or reduce the effectiveness of related Fund transactions such as hedges. Volatility, the potential reduction in value, and/or the hedge effectiveness of financial instruments may be heightened for financial instruments that do not include fallback provisions that address the cessation of LIBOR. Any potential effects of the transition away from LIBOR on any of the financial instruments in which the Fund invests, as well as other unforeseen effects, could result in losses to the Fund.

Note 14 – Indemnifications

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Fund based on events which have not yet occurred. However, based on the Adviser’s experience, the Fund believes the risk of loss from these arrangements to be remote.

Note 15 – Significant Shareholder

As of March 31, 2021, the Fund has a Shareholder that holds 68% of the outstanding Shares of the Fund. A significant redemption by this shareholder could affect the Fund’s liquidity and the future viability of the Fund.

23

Hamilton Lane Private Assets Fund

Consolidated Notes to Financial Statements
March 31, 2021 (Continued)

Note 16 – Subsequent Events

The Fund has adopted financial reporting rules regarding subsequent events which require an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. Management has evaluated the Fund’s related events and transactions that occurred through the date of issuance of the Fund’s financial statements.

The Board authorized the Fund to offer to repurchase Shares from Members in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $6,876,000 as of January 31, 2021), with a June 30, 2021 valuation date. Members that desired to tender Shares for repurchase were required to do so by April 26, 2021. There were no tender requests received for either the Class R shares or Class I Shares.

Effective April 1, 2021, there were subscriptions to the Fund in the amount of $150,000 for Class R and $5,050,000 for Class I.

Effective May 1, 2021, there were subscriptions to the Fund in the amount of $100,000 for Class R and $11,945,000 for Class I.

As of April 29, 2021 the Fund secured a committed, secured line of credit (the “Facility”) with Investec Bank PLC. The Facility has the following terms: (a) an Arrangement fee of $420,000 constituting one hundred twenty (120) basis points (1.20%) of the aggregate Commitment in effect on the Closing Date, (b) an Administrative Agency Fee of $50,000 per annum, (c) an Extension Fee an amount equal to fifty (50) basis points (0.50%) of the aggregate Commitment then in effect, and (d) a commitment amount of $35,000,000.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Fund’s consolidated financial statements.

24

Hamilton Lane Private Assets Fund

Supplemental Data
March 31, 2021 (Unaudited)

The identity of the Trustees and officers of the Fund and brief biographical information regarding each such person during the past five years is set forth below. Each Trustee who is deemed to be an “interested person” of the Fund, as defined in the 1940 Act (an “Interested Trustee”), is indicated by an asterisk. The business address of each person listed below is c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212. The Fund’s Statement of Additional Information includes additional information about the membership of the Board.

INDEPENDENT TRUSTEES
NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Thomas J. Allingham II Birth Year: 1953 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired. Partner, Skadden, Arps, Slate, Meagher & Flom LLP (1983 – 2016)	1	Hamilton Lane Alliance Holdings I, Inc. (since 2021)
Holly Flanagan Birth Year: 1971 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Managing Director of Gabriel Investments (since 2013)	1	Hamilton Lane Alliance Holdings I, Inc. (since 2021); FS Credit Income Fund (since 2017);and FS Multi-Alternative Income Fund (since 2018)
Jeff Ladouceur Birth Year: 1970 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Director of SEI Investments (since 2010)	1	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**

Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

25

Hamilton Lane Private Assets Fund

Supplemental Data
March 31, 2021 (Unaudited) (Continued)

INTERESTED TRUSTEES AND OFFICERS
NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS** HELD BY TRUSTEE OR OFFICER
Andrew Schardt Birth Year: 1978 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee and President	Since Inception	Managing Director and Global Head of Direct Credit at Hamilton Lane Advisors, L.L.C. (since 2008)	1	N/A
Frederick Shaw Birth Year: 1975 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Chief Risk Officer (since April 2020); Managing Director, Head of Risk, Compliance and Strategic Integrations (2019 – 2020); Managing Director, Global Chief Compliance and Anti-Money Laundering Officer (2017 – 2019); and Principal, Director of Compliance (2011 – 2017) at Hamilton Lane Advisors, L.L.C.	1	N/A
Elina Magid Birth Year: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Head of Fund Accounting at Hamilton Lane Advisors, L.L.C. (since 2017); Senior Manager at Deloitte & Touche LLP (2002 – 2017)	1	N/A
Adam B. Shane Birth Year: 1983 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception	Attorney at Hamilton Lane Advisors, L.L.C. (since 2014)	1	N/A

26

Hamilton Lane Private Assets Fund

Supplemental Data
March 31, 2021 (Unaudited) (Continued)

INTERESTED TRUSTEES AND OFFICERS
NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS** HELD BY TRUSTEE OR OFFICER
Gerard Scarpati Birth Year: 1955 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Compliance Director at Vigilant Compliance, LLC (since 2010)	1	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**

Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

Proxy Voting Policies and Procedures

A description of the Fund’s proxy voting policies and procedures related to portfolio securities is available without charge, upon request, by calling the Fund at (844) 626-7246 or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Proxy Voting Record

Information regarding how the Fund voted proxies for portfolio securities, if applicable, during the most recent 12-month period ended June 30, is also available, without charge and upon request by calling the Fund (844) 626-7246 or by accessing the Fund’s Form N-PX on the SEC’s website at www.sec.gov.

Availability of Quarterly Portfolio Schedules

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-PORT. The Fund’s Form N-PORT is available on the SEC website at www.sec.gov. or without charge and upon request by calling the Fund at (877) 779-1999.

27

Hamilton Lane Private Assets Fund

Privacy Policy
March 31, 2021 (Unaudited)

PRIVACY NOTICE

FACTS	WHAT DOES THE FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

● Social Security number

● Account balances

● Account transactions

● Transaction history

● Wire transfer instructions

● Checking account information

When you are no longer our customer, we continue to share your information as described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons funds choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For our affiliates to market to you	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Questions?	Call 1-877-779-1999

28

Hamilton Lane Private Assets Fund

Privacy Policy
March 31, 2021 (Unaudited) (Continued)

What we do
How does the Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does the Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make a wire transfer

● Tell us where to send the money

We also collect your information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. Our affiliates include companies such as Hamilton Lane Advisors, LLC.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. The Fund doesn’t share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. The Fund doesn’t jointly market.

29

Investment Adviser

Hamilton Lane Advisors, L.L.C.
One Presidential Boulevard, 4th Floor
Bala Cynwyd, Pennsylvania 19004
www.hamiltonlane.com

Custodian

UMB Bank, n.a.
928 Grand Boulevard, 5th Floor
Kansas City, Missouri 64106

Fund Administrator, Transfer Agent, and Fund Accountant

UMB Fund Services
235 W. Galena Street
Milwaukee, WI 53212-3949
Phone: (414) 299-2200

Distributor

UMB Distribution Services, LLC
235 W. Galena Street
Milwaukee, WI 53212-3949

Independent Registered Public Accounting Firm

Cohen & Company, Ltd.
151 N Franklin Street
Suite 575
Chicago, IL 60606

APPENDIX B

Hamilton Lane Advisors, L.L.C.

PROXY POLICY AND PROCEDURE

INTRODUCTION

Hamilton Lane Advisors, LLC (“Hamilton”) acts as either the advisor to a number of registered investment companies (the “Funds”). In accord with Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, Hamilton has adopted the following policies and procedures to provide information on Hamilton’s proxy policy generally as well as on procedures for each of the Funds specifically (the “Proxy Policy and Procedure”). These policies and procedures apply only to Hamilton.

GENERAL GUIDELINES

Hamilton’s Proxy Policy and Procedure is designed to ensure that proxies are voted in a manner (i) reasonably believed to be in the best interests of the Funds and their shareholders1 and (ii) not affected by any material conflict of interest. Hamilton considers shareholders1 best economic interests over the long term (i.e. addresses the common interest of all shareholders over time). Although shareholders may have differing political or social interests or values, their economic interest is generally uniform.

Hamilton has adopted voting guidelines to assist in making voting decisions on common issues. The guidelines are designed to address those securities in which the Funds generally invest and may be revised in Hamilton’s discretion. Any non-routine matters not addressed by the proxy voting guidelines are addressed on a case-by-case basis, taking into account all relevant facts and circumstances at the time of the vote, particularly where such matters have a potential for major economic impact on the issuer’s structure or operations. In making voting determinations, Hamilton typically will rely on the individual portfolio managers who invest in and track particular companies as they are the most knowledgeable about, and best suited to make decisions regarding, particular proxy matters. In addition, Hamilton may conduct research internally and/or use the resources of an independent research consultant. Hamilton may also consider other materials such as studies of corporate governance and/or analyses of shareholder and management proposals by a certain sector of companies and may engage in dialogue with an issuer’s management.

Hamilton acknowledges its responsibility to identify material conflicts of interest related to voting proxies. Hamilton’s employees are required to disclose to the Chief Compliance Officer any personal conflicts, such as officer or trustee positions held by them, their spouses or close relatives, in any publicly traded company. Conflicts based on business relationships with Hamilton, any affiliate or any person associated with Hamilton will be considered only to the extent that Hamilton has actual knowledge of such relationships. Hamilton then takes appropriate steps to address identified conflicts. Typically, in those instances when a proxy vote may present a conflict between the interests of the Fund, on the one hand, and Hamilton’s interests or the interests of a person affiliated with Hamilton on the other, Hamilton will abstain from making a voting decision and will document the decision and reasoning for doing so.

In some cases, the cost of voting a proxy may outweigh the expected benefits. For example, casting a vote on a foreign security may involve additional costs such as hiring a translator or traveling to the foreign country to vote the security in person. Hamilton may abstain from voting a proxy if the effect on shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant.

In certain cases, securities on loan as part of a securities lending program may not be voted. Nothing in the proxy voting policies shall obligate Hamilton to exercise voting rights with respect to a portfolio security if it is prohibited by the terms of the security or by applicable law or otherwise.

Hamilton will not discuss with members of the public how they intend to vote on any particular proxy proposal.

[1]	Actions taken in accord with the best interests of the Funds and their shareholders are those which align most closely with the Funds’ stated investment objectives and strategies.

ISS PROXYEDGE

Hamilton has entered into a contractual relationship with Institutional Shareholder Services Inc. (“ISS”) through which ISS provides certain proxy management services to Hamilton’s portfolio management teams. Specifically, ISS (i) provides access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports, execute vote instructions and run reports relevant to Subscriber’s proxy voting environment; (ii) implements and maps Hamilton’s designated proxy voting policies to applicable accounts and generates vote recommendations based on the application of such policies; and (iii) monitors Hamilton’s incoming ballots, performs ballot-to-account reconciliations with Hamilton and its third party providers to help ensure that ISS is receiving all ballots for which Hamilton has voting rights.

ISS provides two options for how proxy ballots are executed:

1.	Implied Consent: ISS executes ballots on Hamilton’s behalf based on policy guidelines chosen at the time Hamilton entered into the relationship with ISS.

2.	Mandatory Signoff: ISS is not permitted to mark or process any ballot on Hamilton’s behalf without first receiving Hamilton’s specific voting instructions via ProxyExchange.

Hamilton has opted for Option 1. Implied Consent and in so doing has chosen to allow ISS to vote proxies on its behalf “with management’s recommendations.” Hamilton has the option however to change its vote from the “with management’s recommendations” default at any point prior to the voting deadline if the portfolio managers following the subject company determine it is in the best interests of the Funds and their shareholders to do so. In those instances when the subject company’s management has not provided a voting recommendation, Hamilton will either vote based on its own determination of what would align most closely with the best interests of the Funds and their shareholders or will opt to allow ISS to submit an “abstain” vote on its behalf. In addition, in those limited instances when share blocking2 may apply, Hamilton has instructed ISS not to cast a vote on Hamilton’s behalf unless Hamilton provides specific instructions via ProxyExchange.

FUND-SPECIFIC POLICIES AND PROCEDURES

Hamilton Lane Private Assets Fund (“HLPAF”)

HLPAF is a “fund of funds” that invests primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles (collectively, “Investment Funds”). While it is unlikely that HLPAF will receive notices or proxies from Investment Funds (or in connection with any other portfolio securities), to the extent that HLPAF does receive such notices or proxies and ICAF has voting interests in such Investment Funds, the responsibility for decisions regarding proxy voting for securities held by HLPAF lies with Hamilton as HLPAF’s advisor. Hamilton will vote such proxies in accordance with the proxy policies and procedures noted above.

HLPAF will be required to file Form N-PX with its complete proxy voting record for the twelve months ended June 30th, no later than August 31st of each year. The Fund’s Form N PX filing will be available: (i) without charge, upon request, by calling 1.877.779.1999 or (ii) by visiting the SEC’s website at www.sec.gov.

[2]	Proxy voting in certain countries requires share blocking. Shareholders wishing to vote their proxies must deposit their shares shortly before the meeting date with a designated depositary. During this blocking period, any shares held by the designated depositary cannot be sold until the meeting has taken place and the shares have been returned to Vivaldi’s custodian banks. Vivaldi generally opts not to participate in share blocking proxies given these restrictions on their ability to trade.

All Other Funds

With the exception of the Hamilton Merger Arbitrage Fund, the Funds for which Hamilton is presently either an advisor are managed by multiple internal and external portfolio management teams. As is noted above, the policies and procedures outlined within this Proxy Policy and Procedure apply to those securities being held in that portion of the Funds’ portfolios managed by a Hamilton portfolio manager only.

Each Fund will be required to file Form N-PX annually, with its complete proxy voting record for the twelve months immediately prior to the Fund’s year-end, no later than sixty (60) days following the Fund’s year-end. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, from the Fund’s administrator or (ii) by visiting the SEC’s website at www.sec.gov.

PART C:

OTHER INFORMATION

Hamilton Lane Private Assets Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

The audited financial statements of the Registrant for the fiscal year ended March 31, 2021 are included as Appendix A to the Statement of Additional Information filed herewith.

(2)	Exhibits

(a)(1)	Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on December 14, 2020.

(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on February 14, 2020.

(b)	By-Laws of the Registrant are incorporated by reference to Exhibit (b) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on July 6, 2020.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(1), (b).

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Management Agreement is filed herewith.

(h)(1)	Form of Distribution Agreement is incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on July 6, 2020.

(h)(2)	Amended and Restated Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on March 22, 2021.

(i)	Not applicable.

(j)	Custody Agreement is filed herewith.

(k)(1)	Administration, Fund Accounting and Recordkeeping Agreement is filed herewith.

(k)(2)	Form of Amended and Restated Expense Limitation and Reimbursement Agreement is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on March 22, 2021.

(k)(3)	Escrow Agreement is filed herewith.

(k)(4)	Form of Joint Liability Insurance Agreement is incorporated by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on July 6, 2020.

(l)(1)	Opinion of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on March 22, 2021.

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP is filed herewith.

(m)	Not applicable.

(n)	Consent of Cohen & Company, Ltd. is filed herewith.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant and Hamilton Lane Advisors, L.L.C. is incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on July 6, 2020.

(s)	Powers of Attorney are incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23509) as previously filed on July 6, 2020.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$67,165
Legal fees	$409,382
Printing fees	$32,000
Blue Sky fees	$42,301
Transfer Agent Fees	$45,000
Total	$595,848

Item 28. Persons Controlled by or Under Common Control With Registrant

Not applicable.

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Class R	96
Class I	4
Class D	0

*	As of June 30, 2021.

Item 30. Indemnification

Section 8.1-8.4 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1 Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification. The Trust shall indemnify each of its Trustees, officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative, regulatory, or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4 Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Hamilton Lane Advisors, L.L.C. (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-55813), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of the Investment Manager and/or the Registrant’s counsel. The address of each is as follows:

1.	Hamilton Lane Advisors, L.L.C.

110 Washington Street, Ste 1300

Conshohocken,, PA 19428

2.	Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

3.	UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)

that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.

The Registrant undertakes:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conshohocken in the Commonwealth of Pennsylvania on the 29th day of July, 2021.

Hamilton Lane Private Assets Fund

By:	/s/ Andrew Schardt
Name: Andrew Schardt
Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Andrew Schardt
Andrew Schardt	Trustee and President

/s/ Elina Magid
Elina Magid	Treasurer

*Thomas J. Allingham II
Thomas J. Allingham II	Trustee

*Holly Flanagan
Holly Flanagan	Trustee

*Jeffrey P. Ladouceur
Jeffrey P. Ladouceur	Trustee

*Frederick W. Shaw
Frederick W. Shaw	Trustee

*By:	/s/ Adam B. Shane
Adam B. Shane
Attorney-in-Fact
(pursuant to power of attorney)

Exhibit Index

(g)(1)	Investment Management Agreement
(j)	Custody Agreement
(k)(1)	Administration, Fund Accounting and Recordkeeping Agreement
(k)(3)	Escrow Agreement
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP
(n)	Consent of Cohen & Company, Ltd.